

MARTHA STEWART LIVING OMNIMEDIA

2006 Annual Report · Notice of Annual Meeting · Proxy Statement

The MARTHA STEWART
Brand Values

Every home is a *canvas*. Homes reflect our *dreams* and *aspirations* for living every day to its *fullest*.

We are about the *handmade*, the *homemade*, the *artful*, the *innovative*, the *practical*, the *contemporary*, and the *beautiful*. We believe in a little more *quality*, a little more *permanence*, a little more *lasting beauty*.

We're not just a company but a *laboratory* for ideas and a *community* celebrating the art of *creative living*.



A LETTER *from* Susan *and* Charles

Dear Fellow Stockholders,

What an exciting and productive year 2006 was for Martha Stewart Living Omnimedia! Our revenue rose 36 percent to $288.3 million, our largest growth rate since the company went public in 1999. This surge in revenue was driven by extraordinary growth in Publishing and bolstered by solid performances in our other business segments, including our first full year of revenue from our nationally syndicated daily television show. In short, this year marked our return to growth as a media and merchandising company distinguished by the singular how-to content that turns dreamers into doers, and by our beautiful and practical product designs that enable consumers to live the dream. Our resurgence has allowed us to invest in new ideas and product lines to further serve our customers, diversify our income streams, and leverage our formidable brand.

In our letter to stockholders last year, we detailed our plans to build new businesses in categories where our brand has genuine equity—home decorating and design, home goods, home solutions, cooking, entertaining, organizing and crafts. At the time, we had just forged an agreement with EK Success and GTCR Golder Rauner to design and distribute a new *Martha Stewart Crafts* line of paper-based crafting products. As of this writing, the line is slated to launch at Michaels stores nationwide in May 2007, and to roll out to independent retailers later this year. Paper crafts may sound like a quaint pursuit, but scrapbooking is a rapidly growing $3 billion business for which there is no national brand. We intend to change that. If you step into Michaels this spring and browse our inspired products and practical tools, you'll understand why we're confident that *Martha Stewart Crafts* will make an impact in this high-margin growth area.

Paper crafting is not the only corner of the $30 billion crafts industry that interests us. Last fall, we collaborated with Kodak to introduce *Martha Stewart Holiday Cards*, the first piece of a digital-photo product line that now includes photo albums, stickers, invitations, baby announcements, and calendars, with more to come. This fantastic new line brings the quality of off-line products to the online realm, making the purchase of beautiful, personalized photo products as easy as point and click.

In our last letter, we had just opened our first Martha Stewart-KB Home community near Raleigh, North Carolina. Since then, we have opened Martha Stewart homes and communities in Atlanta, Georgia; Perris, California; and Katy, Texas. We are at work on four more, in Florida, Georgia, North Carolina and California. Inspired by Martha's own homes in New York and Maine, the *Martha Stewart Homes* are beautifully designed and surprisingly affordable with wonderful Martha touches like wainscoting, spacious foyers, extra-large closets, custom mantels, and stamped-concrete driveways. While we have felt the effect of the soft residential real estate market along with everyone else, our homes continue to sell and our confidence in the value of this collaboration remains high. We're not alone in our enthusiasm for these homes: *Business Week* included the homes on its list of the top 20 most innovative products for 2006.

The KB Home and EK Success deals were important elements of our new business strategy to diversify our business and our revenue stream. They also help to satisfy and drive consumer demand for our products. Our research shows that brand recognition of Martha Stewart products is high, and that these products are associated with quality and style. But it also shows that the No. 1 reason people had not purchased our products was because the products were not available where they shop.

This year, we set about rectifying that problem in a big way. In April 2006, we began developing an all-new line of home merchandise exclusively for Macy's—the *Martha Stewart Collection*. The line will debut in late summer 2007, and will encompass a broad range of home goods—including bed and bath textiles, housewares, casual dinnerware, flatware and glassware, cookware, holiday decorating, and tree-trimming items—developed especially for the more upscale, traditional Macy's customer.

Our *Martha Stewart Collection* with Macy's was the first of many licensing deals we forged with a broad range of manufacturers in 2006, including area rugs with Safavieh, modular carpet tiles with FLOR, ceiling fans and lighting with Generation Brands, and a new paint program with Lowe's.

The Lowe's deal is an important building block in our strategic expansion into the home-improvement category. We plan to build a home-improvement line with floor coverings, lighting fixtures, bathroom fixtures, kitchen cabinets, and closet organizers, and expect the full collection to debut in late 2007, initially in KB Studios nationwide. As is the case with all of our licensing deals, a relatively small investment is required for us to establish a presence in what are high-margin and high-growth businesses. We will have no inventory or capital costs; our principal investment is in our design staff, which we have expanded to meet the demands of our new product lines.

We continue to offer our *Martha Stewart Everyday* line of products at Kmart, currently our biggest single financial driver. We will be refreshing our MSE soft home assortment this year to provide mass market customers with the high-quality, beautiful, and affordable home products they expect from our company.

It's worth noting that we are not interested in creating new product lines simply to create new revenue streams. We get many requests to create Martha Stewart–branded products—many more than we could possibly design—and we're very stringent about where and under what conditions we will enter a new market. As we noted last year, we choose our licensing partners very carefully. The prospective product must be "on brand" and in a category where our customer would expect to find us. And we have to believe we can create a markedly better product than what is available at that price point.

We know that when we launch a new product line, it has to make a splash. The "wow" factor is important. With that in mind, we are very focused on execution. We can tell you that our creative teams have done a brilliant job this past year, and we cannot wait to unveil our *Martha Stewart Collection* at Macy's, our updated *Martha Stewart Everyday* products at Kmart, and our crafts line at Michaels.

As we extend and expand our Merchandising lines, we have continued to diversify our Publishing business, which delivered another big year with revenue up 24 percent to $157 million. These impressive numbers are due in no small measure to *Martha Stewart Living,* our flagship magazine, which had an outstanding year with a 41 percent increase in ad pages in a period when the industry as a whole was relatively flat. Together, our magazines delivered incomparable inspiration and how-to information to more than 41 million readers in 2006. Add to that number the four newsstand-only special issues we produced last year, and a best-selling book, *Martha Stewart's Homekeeping Handbook: The Essential Guide to Caring for Everything in Your Home,* published by Clarkson Potter in November.

The superior quality of our publications is widely recognized. In 2006 alone, we took the No. 1 spot on *Mediaweek*'s first-ever Brand Blazers list. Martha Stewart, Lauren Stanich, Sally Preston, Gael Towey, Margaret Roach, and Eric Pike were named "Executive Team of the Year" in *Adweek*'s 2006 "Hot List." *Everyday Food* topped *Adweek*'s 2006 "Hot List" for magazines with less than $50 million in annual revenues. Thanks to the publishing team's stellar performance, *Advertising Age* named Susan Lyne "Publishing Executive of the Year." This year is off to a great start, with *Living* garnering a spot on *Adweek*'s 2007 "Hot List" and *Everyday Food* once again occupying the top spot on the "Hot List" for magazines in its category. *Living* is also a finalist for two National Magazine Awards, for General Excellence and for Photography, from the American Society of Magazine Editors.

We're honored and gratified by these accolades, which reflect the company's creative vision but also its good business sense. Our newer publications are gathering steam. *Everyday Food,* which we launched in 2003, became profitable a year ahead of schedule. We raised *Body+Soul*'s rate base, not once but twice in 2006—from 275,000 to 350,000 in March, and to 400,000 in July. That 45 percent gain in circulation made *Body+Soul* the leader in its category. In 2006, we published two test issues of *Blueprint: Design Your Life,* a magazine designed for readers ages 25 to 39. Younger women are not just serious magazine buyers, they are also a demographic that advertisers are eager to reach and one that we understand very well. Our company is filled with women in that very demographic: talented, busy women who wanted a magazine that spoke to their needs, their style, their lives. Now, with the advent of *Blueprint,* they have one. *Blueprint* was named one of the hottest launches of the year by *Media Industry Newsletter.*

Our Broadcasting business also had a strong year, thanks to *The Martha Stewart Show,* our nationally syndicated daily television show, and the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio. *The Martha Stewart Show* is a powerful marketing vehicle for us and a key element of our business strategy. It reaches 1.6 million viewers daily and drives them to our magazines, our Internet site and to retailers that carry our merchandising lines. We have in Bernie Young a terrific, new, Emmy-winning co-executive producer. Our show won an Emmy of its own in 2006 for Outstanding Achievement in Art Direction/Set Direction/ Scenic Design and has been nominated for five more in 2007. In our second season, we are bringing more of what Martha is known for—teaching and how-to inspiration—back to the television show, which got an early pick-up for a third season. Early this year, we launched the third season of our *Everyday Food* series on PBS. We are also beginning to create original video for our website.

In our 2005 letter, we noted that the Internet would be a key focus in 2006 and it was. Our brand-new redesigned and re-built *Marthastewart.com* website launched in March 2007. In addition to getting a fresh look and feel, the site is easier to search and navigate, delivering a rich array of related content, original video, and access to what will be thousands of Web resources handpicked by Martha and her team of experts. We will continue to roll out new features this year that will offer more personalization and community, allowing users to interact not only with our team of experts but with one another.

This relaunch is an important priority and a huge opportunity for us. The estimated 102 million women currently online are underserved by the available lifestyle offerings. With our great content libraries of how-to ideas, original video, step-by-step instructions, templates, and patterns, we are ideally positioned to become the go-to lifestyle destination on the Web.

With that in mind, we signed a multiyear agreement to provide content to the new *Yahoo! Food* channel. We expect that this deal, along with our strategic relationship with Kodak, will provide new revenue streams and drive traffic to our website. And just as customers can easily purchase our digital-photo products with Kodak through our website, we are working to ensure that those who wish to purchase our products at Macy's and with EK Success can do so simply and seamlessly via *Marthastewart.com*.

As we diversify and grow the company, we remain very focused on costs. We are pleased that even with some significant investments in our business—$4 million in Internet, $6 million in *Blueprint*, and $1.5 million in expanding our design and merchandising teams in advance of the *Martha Stewart Collection* and *Martha Stewart Crafts* launches—we were able to deliver impressive financial results. Our stockholders include the managers of this company: our ownership guidelines provide that the chief executive officer own five times her base salary and that other senior managers

own two times their base salary in stock. Martha herself is the company's largest stockholder, and our Chairman of the Board, Charles Koppelman, has a large position in MSLO. Like you, we have a vested interest in watching this company achieve its full potential as a high-growth content and merchandising business.

We would be remiss if we didn't express our appreciation to our stockholders, for your continued support, and to our dedicated fellow directors, whose wisdom and expertise has been enormously helpful in charting this company's course not only for 2007 but through the decade. We would also like to thank the incredible MSLO team, whose creativity and hard work made our resurgence possible.

In last year's letter we described our goals for 2006 as ambitious but attainable. We set our sights high—and realized our goals. As we look forward not only to 2007 but through the end of the decade, we will continue to nurture and grow our core business while seeking new and rewarding opportunities.

Sincerely,

Susan Lyne
President and CEO

Charles Koppelman
Chairman of the Board

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A LETTER
from Martha

Dear Fellow Stockholders,

As I write, the devoted teams at Martha Stewart Living Omnimedia are assiduously preparing for the launch of numerous new business initiatives described in Susan's and Charles' letter. It is an exhilarating time for all of us, made all the sweeter for the difficult times we have endured along the way. It took a year of extremely hard and focused work, but our business is back on track and expanding into new and exciting realms.

When I first envisioned this company, I believed it would be a unique and pioneering influence both as a business and as a voice inspiring people to live creatively, beautifully, and well. I am delighted that we are once again charting new waters as we extend our business from a growing line of home products to actual homes in the communities we create with KB Home. Our *Martha Stewart Everyday* products in Kmart and our forthcoming *Martha Stewart Collection* of affordable luxuries in Macy's ensure that our customers will be able to find stylish, high-quality, practical home products that satisfy their needs and suit their budgets. We have also augmented our high-end *Martha Stewart Furniture* line with Bernhardt and are enhancing our galleries with area rugs, paints, modular carpet tiles and lighting to provide customers with comprehensive home decorating solutions.

Looking back on all that we accomplished in 2006, I am compelled to single out for special attention the publication of *Martha Stewart's Homekeeping Handbook: The Essential Guide to Caring for Everything in Your Home.* This thorough and exhaustively researched compendium—I often describe it as a "Martha-pedia"—is a book that I have, in a sense, been working on for my entire life. The book represents all the knowledge I have gleaned over the years about creating and maintaining a comfortable and beautiful home. The popularity of this best-selling resource is a clear indication of the enthusiasm our products inspire. They inspire such enthusiasm because they fill a distinct desire and a need. We truly understand what our customers want and need because it is what we ourselves want and need.

These criteria inform every decision we make at MSLO, from what business initiatives we pursue to the content and product designs we create. With all of our products, be it a sheet set from our *Martha Stewart Collection* at Macy's, a special tool from our *Martha Stewart Crafts* line, or a holiday card from our new Martha Stewart–designed digital-photo products with Kodak, I ask myself, "Would I buy this? Does that excite me? Does it answer a need or inspire me to try something new? Is it better designed or of a higher quality than other products in the category?" If the answer is no, then it shouldn't carry the company name. The brand is a promise to consumers, a commitment to providing unique, practical, and beautiful products. Everything we design is held to the highest standard.

As its founder, I have many roles at our company, but I think of myself first and foremost as a teacher. When I share a recipe, a homekeeping idea, or a craft in our magazines, on our television and radio shows, and on our *Marthastewart.com* website, I want our readers, viewers and Internet users to try these things and, as important, I want them to succeed.

I am also a lifelong learner. Over the years, I have been fortunate to travel widely and meet many people—experts, business people, crafters, men and women who are eager to live a rich and rewarding life. These experiences have informed my thinking in countless ways, introducing me to new ideas and ways of doing things, as well as throwing into sharp relief issues and concerns that I have embraced all my life.

I have always believed that having a balanced diet and exercising regularly are of the utmost importance. If I didn't do yoga regularly or take invigorating walks with my dogs, I'm sure I wouldn't otherwise have the energy for my work and the hectic pace of my life! More recently I have come to realize that pursuing a healthy lifestyle is essential to living well in every sense of the word. This evolution in my thinking is reflected in *Body+Soul*, a magazine our company purchased in 2004 and uses as a platform to advance the idea of healthy living, which is now one of our core content areas. And it is this evolution that prompted me to create, through my foundation, the Martha Stewart Center for Living at the renowned Mount Sinai Hospital in New York. The center, which will open in October 2007, is dedicated to learning new ways for all of us to live healthier, more productive lives, even as we age.

It is impossible to celebrate the value of healthy living without considering the health of the environment in which we live. I am writing this letter in the midst of a winter marked by alarming reports and statements about global climate change, and, like many of you, I am concerned about the effect human beings are having on the planet. A recent trip to mainland China reinforced this concern. We believe that all companies can be more mindful of our environmental impact. With that in mind, we are exploring ways of making greener practices part of our business plan from the creative content we generate and the products we offer to the materials we use to keep our offices clean.

In addition to our new initiatives, we have added many new and accomplished members to our extraordinary team. I have the distinct pleasure of working closely with Bernie Young, our new co-executive producer on *The Martha Stewart Show.* Bernie is a seasoned professional who has enthusiasm for and a keen understanding of the kind of program we do every day. We also hired the very talented Michael Boodro to serve as Editor of our flagship magazine, *Martha Stewart Living.* The delightful Sarah Humphreys joined us as Editor in Chief of *Blueprint*, which got a new wonderful new publisher in Amy Wilkins; Amy is also the Publisher of *Martha Stewart Weddings.* That's not to overlook Alanna Fincke, Editor of *Body+Soul*, and Hilary Sterne, Editor in Chief of *Martha Stewart Weddings.* We're equally pleased to have Elizabeth Talerman on board as Senior Director of Marketing for the Merchandising division. The size of our Internet group, led by newly named Internet President Holly Brown, Senior Vice President Beth-Ann Eason and Creative Director of Internet Development and User Experience Thomas Mueller, has doubled in connection with the relaunch of our *Marthastewart.com* website. We have grown so much over the past year—our ranks now exceed 750—that it would be impossible for me to name each and every new member in this modest space. But I am grateful to everyone, from those who have been part of this company from the very beginning to the very newest hires, for the dedication, hard work, and creativity they bring to this company and to the customers who embrace the values we celebrate.

Sincerely,

Martha Stewart
Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

MARTHA STEWART LIVING OMNIMEDIA

(This page has been left blank intentionally.)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______.

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
11 West 42nd Street, New York, New York	**10036**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 827-8000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	NYSE

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2006, was $375,385,421.*

*Excludes 2,952,157 shares of our Class A Common Stock, and 26,791,206 shares of our Class B Common Stock, held by directors, officers and our founder, as of June 30, 2006. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 2, 2007:
26,332,385 shares of Class A Common Stock
26,791,206 shares of Class B Common Stock

Documents Incorporated by Reference.

Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its Annual Meeting of Stockholders Currently Scheduled for May 16, 2007 are Incorporated by Reference into Part III of This Report.

TABLE OF CONTENTS

2006 ANNUAL REPORT

PART I

PART II

PART III

PART IV

2007 PROXY STATEMENT

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

We have included in this Annual Report on Form 10-K certain "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. The Company's actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" as detailed in Item 1A of this Annual Report on Form 10-K, as well as other factors, including those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company devoted to enriching the changing lives of today's women. Our Company is organized into four business segments: Publishing, Merchandising, Internet and Broadcasting. Our growth strategy is three-pronged:

- Grow share of advertising market in our Publishing and Internet segments,
- Leverage our brand and design skills in new Merchandising partnerships, and
- Launch new Publishing and Internet lifestyle brands.

Our omnimedia platform enables us to use our Broadcasting and Publishing properties to drive traffic to our Internet site and to support our Merchandising initiatives.

The media and merchandise we create generally span eight core areas:

- Home: decorating, collecting and renovating.
- Cooking and Entertaining: recipes, techniques, and indoor and outdoor entertaining.
- Gardening: planting, landscape design and outdoor living.
- Crafts: how-to projects.
- Holidays: celebrating special days and special occasions.
- Organizing: homekeeping, petkeeping, clotheskeeping, restoring and other types of domestic maintenance.
- Weddings: all aspects of planning, celebrating and commemorating a wedding.
- Baby and Kids: cooking, decorating, crafts, and other projects and celebrations surrounding infants and children.

As of March 2, 2007, we had approximately 755 employees. Our revenues from foreign sources were $15.6 million, $9.3 million and $7.1 million in 2006, 2005 and 2004, respectively. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books relating to a variety of our core content areas. In 1991, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In

1993, TPV began producing the *Martha Stewart Living* weekly television program hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC operating all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. Additionally, affiliates of TPV entered into various agreements with MSLO LLC pursuant to which such affiliates would provide newsstand distribution services for our magazines, provide fulfillment services for our magazines and direct commerce business, publish certain books containing content originally featured in our magazines, and provide various corporate services to us.

On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering of 8,280,000 shares of our Class A Common Stock at an offering price of $18 per share, receiving aggregate proceeds, net of underwriting discounts, commissions and expenses, of $132.3 million.

BUSINESS SEGMENTS

Our four business segments are described below. Additional financial information relating to these segments may be found in Note 15 to our Consolidated Financial Statements, on page F-24 of this Annual Report, on Form 10-K.

PUBLISHING

Our Publishing segment accounted for 54% of the Company's total revenue in 2006. The segment currently consists of our operations relating to magazines, books and newspapers. In 2006, revenues from magazine advertising and circulation represented approximately 53% and 45% of the segment's revenues, respectively.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. It was launched in 1991 as a quarterly publication with a circulation of 250,000. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* seeks to offer reference-quality and original "how-to" information from our core content areas for the homemaker and other consumers in an upscale editorial and aesthetic environment. *Martha Stewart Living* has won numerous prestigious industry awards. Revenues generated by *Martha Stewart Living* magazine constitute the substantial majority of our magazine revenues.

Everyday Food. We launched *Everyday Food* in September of 2003 after publishing four test issues earlier that year. *Everyday Food*, a digest-sized magazine featuring quick, easy recipes, was created for the supermarket shopper and the everyday cook. The magazine targets women ages 25 to 49, and is intended to broaden our consumer audience while developing a new brand and diversifying our revenue.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. Subsequently, we published it semi-annually beginning in 1997, and quarterly beginning in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands.

Body+Soul. In August 2004, the Company acquired certain assets and liabilities of *Body+Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), which are publications featuring "natural living" content. The newsletter generates substantially all of its revenue from subscriptions, while the magazine generates both advertising and circulation revenue. Body & Soul Group also sells a limited line of "natural living" related merchandise, which we record as publishing revenue attributed to *Body+Soul*.

Blueprint: Design Your Life. In 2006, the Company began testing a new magazine called *Blueprint: Design Your Life*. Geared to women ages 25-39, *Blueprint* targets a different demographic than our core consumer, while maintaining the Company's distinctive "how-to" element to cover home, fashion, and beauty thereby broadening our advertising reach. The first test issue was introduced in April 2006 with an initial rate base of 250,000 and a second issue followed in August 2006. The Company plans to publish six issues in 2007.

MAGAZINE SUMMARY

Information for subscription magazine titles as of December 31, 2006 is as follows:

Title	*Description*	*Yearly Frequency*	*Year-End Rate Base**
Martha Stewart Living	Home and women's lifestyle	12	1,900,000
Everyday Food	Cooking	10	850,000
Martha Stewart Weddings	Weddings	4	N/A**
Body+Soul	Natural living	8	400,000
Blueprint: Design Your Life	Women's lifestyle	2***	250,000

* *Current 2007 rate bases are: Martha Stewart Living (1,950,000); Everyday Food (875,000); Body + Soul (450,000); and Blueprint (initial 2007 issue 350,000 then rising to 400,000 for subsequent 2007 issues).*

** *Does not have a stated rate base.*

*** *Two test issues in 2006. The Company plans to publish six issues in 2007.*

Special Interest Publications. In addition to our periodic magazines, we publish certain special interest magazine editions. We began with one in 1998 and had four in 2006. Our Special Interest Publications provide in-depth advice and ideas around a particular topic contained in one or more of our core content areas, allowing us to draw upon our distribution network and brand name to further promote our expertise. Additionally, we use this format to explore additional content areas, potential new stand-alone titles and branding variations. Our Special Interest Publications can be sponsored by a single advertiser, multiple advertisers, or contain no advertising, and, depending on the issue, may be sold at newsstands, distributed to subscribers with issues of Martha Stewart Living, or sold as part of an annual subscription. In 2006, we published *Everyday Food Collectible Cookie Edition*, *Martha Stewart Holiday Handmade Gifts* and two issues of *Good Things for Kids.*

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly. We currently purchase paper through an agreement with Time Inc. Paper for use in our magazines is widely available. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is conducted by Time Distribution Services, an affiliate of Time Inc., under an agreement that expires with the December 2010 issue of *Martha Stewart Living*. Our subscription fulfillment services are provided by Time Customer Services, another affiliate of Time Inc., under an agreement that expires in December 2008, and is renewable for an additional three-year period at our option.

Books

We create and publish original content books as well as books based on existing content included previously in our magazines. Most recently, in the fourth quarter of 2006, we published *Martha Stewart's Homekeeping Handbook: The Essential Guide to Caring for Everything in Your Home.*

Competition

Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines. *Martha Stewart Weddings* competes for readers and advertising dollars primarily in the wedding service magazine category. *Blueprint* competes for readers and advertising dollars with women's shelter, fashion, beauty and lifestyle magazines. Our Special Interest Publications can compete with a variety of magazines depending on the focus of the particular issue. *Body+Soul* competes for readers and advertising dollars primarily with women's lifestyle and natural living magazines.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due principally to publication schedule variations from year to year and other seasonality factors. *Martha Stewart Weddings* was published four times in 2006: two issues in the second quarter and two issues in the fourth quarter. Additionally, the publication schedule for our Special Interest Publications can vary and lead to quarterly fluctuations in the segment's results.

MERCHANDISING

Our Merchandising segment contributed 24% of the Company's total revenue in 2006. The segment consists of our operations relating to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various trademarks owned by us, in connection with retail programs conducted through third-party retailers and manufacturers. Royalty revenues are based on sales of our licensed products unless the terms of the agreement specify otherwise. Our licensing agreements require no inventory and no meaningful expenses other than employee compensation.

Licensed Retail Partnerships

Martha Stewart Everyday at Kmart & Sears Canada

Martha Stewart Everyday ("MSE") is the brand under which our merchandise is sold in the mass-market channel of distribution. Currently, the label is associated with products that generally fall into the following categories: Home (which includes sheets, towels, pillows, bath accessories, window treatments and kitchen textiles), Garden (which includes outdoor furniture and accessories, garden tools, planting pots, bulbs and seeds), Kitchen (which includes cookware, bakeware, utensils, dinnerware, flatware, and beverageware), Keeping (which includes organizational products relating to the pantry, closet and laundry), Decorating (which includes mirrors, picture frames, candles, and lamps), Ready-to-Assemble furniture (living, dining, bath and bedroom furniture), and Holiday (which includes artificial Christmas trees, decorating products, wrapping and ornaments).

In the United States and Canada, certain of these products are sold pursuant to exclusive agreements. In the United States we have an exclusive license agreement with Kmart Corporation ("Kmart") for MSE products in the mass-market channel of distribution. In 2006, Kmart represented 82% of total revenue in our Merchandising segment and 21% of total company revenue (see page 19 "Executive Summary" for details regarding our contract with Kmart). In Canada, we have an exclusive license agreement with Sears Canada, which launched the *Martha Stewart Everyday* brand label in September 2003. Pursuant to these agreements, we are primarily responsible for the design of all merchandise and related packaging, signage and advertising and promotional materials, while our retail partners source the products through a manufacturer base and are responsible for the promotion of the product.

We own the *Martha Stewart Everyday* trademark and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Martha Stewart Collection at Macy's

In April 2006, we announced that we had entered into a licensing agreement with Macy's and that we are launching a line of *Martha Stewart Collection* products in the third quarter of 2007. The products are expected to be sold in approximately 700 Macy's home stores nationwide. The *Martha Stewart Collection* line will encompass a broad range of home goods of approximately 1,500 SKU's - including bed and bath textiles, housewares, casual dinnerware, flatware and glassware, cookware, holiday decorating and trim-a-tree items.

Martha Stewart Colors at Lowe's

In September 2006, we announced an agreement to offer a new Martha Stewart-branded interior and exterior paint palette program called *Martha Stewart Colors*. The complete palette is expected to be introduced in the first half of 2007 and will be available exclusively at Lowe's approximately 1,400 stores nationwide. This agreement replaces our prior paint agreement with the Sherwin-Williams Company.

Licensed Manufacturing Partnerships

Martha Stewart Furniture with Bernhardt

In March 2003, we launched our Martha Stewart furniture program which contains furniture for the living room, bedroom, and dining room through our agreement with the Bernhardt Furniture Company, Inc. Currently, these products are sold at 445 furniture and department stores nationwide including certain Macy's stores. These products are designed by us and the Bernhardt design staff and manufactured and distributed by Bernhardt.

KB Home/Martha Stewart Homes

In October 2005, we announced that we entered into a relationship with KB Home, Inc. ("KB") to design and style all interior and exterior components for 655 new homes in Cary, North Carolina. The first model homes were completed in early 2006. In February 2006, we announced an expanded agreement with KB. Under the new agreement, we are collaborating with KB to build homes throughout the United States. As part of the expanded agreement, we expect to offer a range of interior and exterior home products or design options exclusively in KB Studios nationwide.

Martha Stewart Crafts

In January 2006, we announced that we had entered into a licensing relationship with EK Success, LTD and GTCR Golder Rauner, LLC to design a line of paper-based craft products. We expect to launch *Martha Stewart Crafts* products in April 2007 at over 900 Michaels stores and in summer 2007 to certain independent craft stores across the United States. As part of the agreement, the Company has a subordinated equity interest which is being carried at a cost basis of $1.4 million in the entity, the market value of which is contingent on reaching specific performance hurdles.

Martha Stewart Area Rugs

In March 2006, we entered into a licensing agreement with Safavieh, Inc., a leading manufacturer and importer of fine rugs, to create a line of Martha Stewart-branded area rugs, which will be sold in Macy's, independent furniture stores and independent rug stores beginning in mid 2007.

Martha Stewart Lighting

In June 2006, we announced an agreement with Generation Brands, LLC, a manufacturer of leading brands of lighting, to manufacture a new line of Martha Stewart-branded lighting and ceiling fans. Initial products are expected to be introduced in the second half of 2007.

Martha Stewart Carpet Tiles for FLOR

In July 2006, we announced a multiyear agreement with FLOR, Inc., an eco-friendly manufacturer of residential, high-style modular floor coverings, to manufacture a new line of Martha Stewart-branded carpet tiles. The products will be available through the FLOR catalog and online at www.florcatalog.com beginning in mid 2007.

Martha Stewart Fine China for Waterford Wedgwood

In January 2007, we announced a worldwide agreement with Waterford Wedgwood USA, Inc. to develop a new fine china and crystal collection. The line will be available in early 2008 exclusively at Macy's in the United States, and through macys.com, as part of the *Martha Stewart Collection* assortment of products.

SUMMARY OF LICENSE AGREEMENTS

License Partner	*Basis For Royalties (a)*	*Expiration Date (b)*
Kmart	Retail sales	January 2010
Sears Canada	Retail sales	August 2008
Macy's	Retail sales	January 2013
Lowe's	Fee based upon gallons tinted from the *Martha Stewart Colors* palette	December 2009
Bernhardt (Furniture)	Wholesale sales	December 2007
KB Home (Cary, NC)	Profit sharing calculation for homes	November 2010
KB Home (National Agreement)	Aggregate gross sales	February 2011
EK Success (Crafts)	Primarily based on wholesale sales	March 2012
Safavieh (Area Rugs)	Wholesale sales	June 2010
Generation Brands (Lighting)	Wholesale sales	August 2010
FLOR (Carpet Tiles)	Wholesale sales	September 2010
Waterford Wedgwood (Fine China)	Wholesale sales	January 2013

(a) Basis for royalties is a summary of contractual agreements regarding the calculation of royalties but does not represent the basis for revenue recognition as several contracts contain minimum guarantee clauses that require specific accounting application (see Note 2 to Consolidated Financial Statements - Summary of Significant Accounting Policies).

(b) Expiration dates are typically a function of the launch date of the program. Therefore, these expiration dates are subject to change for products that have not been introduced to date. Furthermore, many contracts contain renewal options.

Competition

The retail business is highly competitive. The principal competition for all of our merchandising lines consists of the competitors of the mass-market and department stores in which these products are sold, including Wal-Mart, Target, Kohl's, Home Depot, and JCPenney, as well as other products in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of certain product lines. In addition, we recognize a substantial portion of the revenue resulting from the difference between the minimum royalty amount under the Kmart contract and royalties paid on actual sales in the fourth quarter of each year, when the amount can be determined.

INTERNET

Our Internet segment represented 5% of the Company's total revenues in 2006. The segment is comprised of three businesses: online ad sales primarily at *Marthastewart.com*, product sales of *Martha Stewart Flowers*, and sales of digital photo products. In August 2004, we decided to discontinue the *Catalog for Living* and its online product offerings, which historically had been included in the Internet segment. The last catalog offering our products was mailed in the fourth quarter of 2004, with all remaining inventory disposed of in early 2005.

Marthastewart.com

In 2006, we repositioned our website, *Marthastewart.com*, to focus on providing consumers a more robust selection of content from our library. Our website offers how-to content, integrated across the *Martha Stewart Living* brands and spanning eight core areas: home, cooking and entertaining, gardening, crafts, holidays, organizing, weddings and kids. In 2007, we launched our site in order to provide better functionality and interactivity to our consumers. Community tools, broader search and better access to our vast library will make it easier for our users to find, learn, act, create and share. Advertising is now the primary source of revenue for our site. The website is also an important source for generating new magazine subscriptions at low incremental costs.

Martha Stewart Flowers

Originally launched in 1999 as *Marthasflowers.com*, the new website, *Marthastewartflowers.com*, provides fresh floral products shipped directly from farms to consumers. This business model enables customers to ship floral gifts overnight, delivering Martha Stewart-inspired designs with superior freshness. Product categories include grower's bunches, mixed bouquets, blooming plants, fresh wreaths and garlands. *Marthastewartflowers.com* is marketed primarily through MSO media assets.

Digital Photo Products

In June 2006, we announced a multi-year agreement with Kodak Imaging Network to develop a line of Martha Stewart-branded personalized photo products. The new line includes a large selection of holiday offerings such as cards and photo books. Other products and new categories are expected to be introduced throughout 2007. In October 2006, our new line of digital photo products debuted at www.kodakgallery.com and at www.marthastewart.com. Our agreement with Kodak provides for royalty payments based upon sales of our products and includes minimum guarantees.

Competition

The online content and flower businesses are highly competitive. *Marthastewart.com* competes with other how-to, food and lifestyle websites. The challenge is to attract and retain users through an easy-to-use and relevant website. Competition for advertising revenue is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Competition in our flower business includes other online sellers of farm-direct flowers as well as traditional floral retailers. Competition in our digital photo products business consists of other Kodak digital products, as well as products on competing online photo sites.

Seasonality

Revenues from our Internet segment can vary significantly from quarter to quarter. Revenue for *Marthastewartflowers.com* is tied to key holidays during the year, while advertising revenue on *Marthastewart.com* is tied to traffic among other key factors and is typically highest in the fourth quarter of the year due to high advertiser demand to reach our demographic audience with their marketing messages during that time of year.

BROADCASTING

Our Broadcasting business segment accounted for 16% of total Company revenues in 2006. The segment consists of our operations relating to the production of television programming, the domestic and international distribution of that programming in existing and repurposed formats, and the operations of our satellite radio channel. We generally own the copyrights for all content we produce for our television and satellite radio programs.

In September 2005, we launched *The Martha Stewart Show*—a syndicated daily lifestyle series hosted by Martha Stewart—which generates the majority of the segment's revenue. Filmed in front of a studio audience, the show consists of several segments which feature inspiring ideas and new projects from one or several of our eight core content areas. NBC Universal Domestic Television Distribution distributes the program domestically. In October 2006, we announced that the Broadcasting segment had successfully concluded negotiations with NBC's owned and operated stations and other key stations for a third season of *The Martha Stewart Show*. Revenue for season one and season two of the show is comprised of advertising and product placement revenue supported by licensing fees. Revenue for season three will be soley based on advertising and product placement revenue. The Broadcasting segment previously produced the *Martha Stewart Living* show which ceased airing in September 2004.

Everyday Food, an original series inspired by the magazine of the same name, airs weekly on PBS stations nationwide. Revenue for the *Everyday Food* series is provided by underwriters.

In October 2005, we introduced a line of theme-based DVDs, produced from existing content and distributed through Warner Home Video to retailers nationwide. In November 2006, the Company successfully terminated the line and recorded a one-time gain to fourth quarter earnings.

In November 2005, we launched the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio. Our channel provides programming designed for women listeners and their families, 24 hours a day, seven days a week. Under the terms of the four-year agreement, we receive a fixed revenue stream earned evenly over the life of the contract, with the potential for additional amounts based on certain subscriber and advertising based targets.

Competition

Television is a highly competitive business. Our television programs compete directly for viewers, distribution and/or advertising dollars with other how-to television programs, as well as with general programming on other television stations. Overall competitive factors in this segment include programming content, quality and distribution and demographic appeal of the programming. As in publishing, competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and effectiveness of the advertising sales staff. While the revenue from our radio business is contractually guaranteed, we compete for listeners with other similarly themed programming radio on both satellite and terrestrial radio.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our brands, including *Martha Stewart Living*, *Martha Stewart Everyday*, *Martha Stewart Signature*, *Everyday Food*, *Martha Stewart Weddings*, *Marthastewart.com*, *Martha Stewart Flowers*, and *Body+Soul* and *Blueprint*, also in the magazine category. These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, which is described under Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our website can be found on the Internet at www.marthastewart.com. The website, in addition to the offerings described above under "Internet," contains information about us and our operations including our code of ethics. Our proxy statements, Annual Reports on Form 10-K, "Quarterly" Reports on Form 10-Q and Current Reports on Form 8-K, as well as certain of our other filings with the Securities and Exchange Commission (the "SEC"), can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *Marthastewart.com* and clicking on Investor Relations and SEC Filings.

Item 1A. *Risk Factors.*

A wide range of factors could materially affect our performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this report, the following factors, among others, could adversely affect our operations:

Our success depends in part on the popularity of our brand and the reputation and popularity of our founder, Martha Stewart, and any adverse reactions to publicity relating to Ms. Stewart, or the loss of her services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as a stand-alone brand, the image, reputation, popularity and talent of Martha Stewart remain important factors. Ms. Stewart's efforts, personality and leadership have been, and continue to be, critical to our success. While the Company has managed its business without her daily participation, for example, during the period of her incarceration resulting from a personal legal matter, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, could have a material adverse effect on our business. In addition, our business may be adversely affected by Ms. Stewart's 2006 settlement with the SEC, which bars her until August 2011 from serving at the Company as a director, or as an officer with financial responsibilities.

Our Merchandising business currently relies heavily on revenue from a single source.

In 2006, we received approximately 82% of our merchandising revenues from our licensing agreement with Kmart. For the annual period ending January 31, 2007, we received guaranteed minimum royalty payments of $59.0 million from Kmart; the guaranteed minimum royalty for the period ending January 31, 2008 is $65.0 million. For the contract years ending January 31, 2009 and January 31, 2010 (the final two years of the contract), the minimum guarantees are substantially lower than in prior years. If in future periods we are unable to earn revenue in excess of the lower guarantees from our Kmart contract, and/or are unable to generate additional revenues from other merchandising initiatives, our operating results and business may be adversely affected.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into new merchandising and licensing agreements. Some of these agreements are exclusive and have a duration of many years. While we require that our licensees maintain the quality of our brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brand name. There is also a risk that the extension of our brand into new business areas will meet with disapproval from consumers. We have limited experience in merchandising in some of these business areas. We cannot guarantee that these programs will be fully implemented, or if they will be successful when they are in place. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year terms of these agreements. If these and other programs are not successful, our brand recognition, business, financial condition and prospects could be materially adversely affected.

If "The Martha Stewart Show" fails to maintain a sufficient audience, if adverse trends develop in the television production business generally, or if Martha Stewart were to cease to be able to devote substantial time to our television business, that business would be adversely affected.

Our television production business is subject to a number of uncertainties. Our business and financial condition could be adversely affected by:

Failure of our television programming to maintain a sufficient audience

Television production is a speculative business because revenues and income derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming depends upon, among other things, the quality of that programming, the strength of stations on which that programming is broadcast, promotion of that programming, the quality and acceptance of competing television programming and other sources of entertainment and information. While *The Martha Stewart Show* television program has met with success, if ratings were to decline, it would adversely affect the advertising revenues we derive from television and may result in the television program being broadcast on fewer stations. A ratings decline could make it economically inefficient to continue production of the program in the daily one-hour format or otherwise. If production of the television program were to cease, it would result in the loss of a significant marketing platform for the Company and its products as well as a writedown of our capitalized programming costs. The amount of any writedown would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

Adverse trends in the television production business, generally

Television revenues and income may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. All of these factors may quickly change, and these changes cannot be predicted with certainty. While we currently benefit from our ability to sell advertising on our television programs, if these changes occur, we can make no assurance that we will continue to be able to sell this advertising or that our advertising rates can be maintained. Accordingly, if any of these changes were to occur, the revenues and income we generate from television programming could decline.

We have placed emphasis on building our Internet community. Failure to fulfill these undertakings would adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the development of our Internet business. We have had failures with direct commerce in the past, and only limited experience in building an Internet-based community. In order for our Internet business to succeed, we must, among other things:

- continue to make significant investments in our Internet business, including upgrading our technology and adding a significant number of new employees;
- significantly increase our online traffic and revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content and products we offer over our website;
- respond to competitive developments while maintaining a distinct brand identity;
- attract and retain talent for critical positions;
- maintain and form relationships with strategic partners to attract more consumers;
- continue to develop and upgrade our technologies; and
- bring new product features to market in a timely manner.

We cannot assure that we will be successful in achieving these and other necessary objectives or that our Internet business will be profitable. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming and products, which strongly appeal to a large number of homemakers and other consumers. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts and products. The strength of our brand name and our business units depends in part on our ability to influence these tastes through broadcasting, publishing, merchandising and the Internet. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers. In addition, we cannot be sure that our existing ideas and content will continue to appeal to the public.

Martha Stewart controls our company through her stock ownership, enabling her to elect who sits on our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B common stock, representing approximately 92% of our voting power. The Class B common stock has ten votes per share, while Class A common stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. While her recent settlement with the SEC bars Ms. Stewart for the five-year period ending in August 2011 from serving at the Company as a director, or as an officer with financial responsibilities, her concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in very expensive litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are also susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or were forced to pay monetary damages, the results could adversely affect our business.

Our business is largely dependent on advertising revenues from our publications, online operations and broadcasts and failure to attract or retain these advertisers would have a material adverse effect on our business.

We depend on advertising revenue in our Publishing, Broadcasting and Internet businesses. We cannot control how much or where companies choose to advertise. If advertisers decide to spend less money, or if they advertise elsewhere in lieu of our publications or broadcasts, our revenues and business would be materially adversely affected.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends upon the retention of our key management executives, as well as upon a number of key members of our creative staff, who have been instrumental in our success, and upon our ability to attract and retain other highly capable and creative individuals. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals, could materially adversely affect us. Continued growth and success in our business depends, to a large degree, on our ability to retain and attract such employees.

We operate in four highly competitive businesses: Publishing, Merchandising, Internet and Broadcasting each of which subjects us to competitive pressures.

We face intense competitive pressures and uncertainties in each of our four businesses: Publishing, Merchandising, Internet and Broadcasting. We have described these competitive pressures in each of the pertinent business descriptions. Please see "Business—Publishing-Competition," "Business—Merchandising-Competition," "Business—Internet-Competition" and "Business—Broadcasting—Competition," for a description of our competitive risks in the applicable business line.

We have been named as a defendant in a class action lawsuit, the settlement of which has not yet received final judicial approval.

We (together with Ms. Stewart and seven of our present or former officers) have been named as a defendant in a lawsuit alleging violations of various securities laws. The parties to the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation* have signed, and the court has preliminarily approved, a Stipulation and Agreement of Settlement to settle the matter for $30 million. Accordingly, the Company has recorded a litigation reserve of $17.1 million against 2006 earnings, a charge that includes incurred and anticipated legal fees, is net of insurance reimbursement, and does not include that portion of the anticipated settlement expected to be paid by Ms. Stewart. If the Settlement Agreement is not finally approved by the court on terms consistent with our assumptions, the change in settlement terms or costs, or resulting continued litigation, could have a material adverse impact on our finances and results of operations as reported herein. For more information on *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation*, please see Item 3. Legal Proceedings in this Annual Report on Form 10-K.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Information concerning the location, use and approximate square footage of our principal facilities, all of which are leased, is set forth below:

Location	*Use*	*Approximate Area in Square Feet*
601 West 26th Street New York, NY	Product design facilities, photography studio, Merchandising and Internet offices, test kitchens, and prop storage	149,421
11 West 42nd Street New York, NY	Principal executive and administrative offices; publishing offices; and sales offices	92,649
226 West 26th Street New York, NY	Executive and administrative office for television production	22,000
221 West 26th Street New York, NY	Television production facilities	20,000
42 Pleasant Street Watertown, MA	Publishing office for Body & Soul Group	7,860
Satellite Sales Offices in MI, IL & CA	Advertising sales offices primarily for the Publishing segment	7,500

The leases for these offices and facilities expire between May 2007 and December 2016, and some of these leases are subject to our renewal. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms.

We also lease the right to use various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments for our various media. The terms of this location rental agreement are described in Item 13 and Note 10 of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. *Legal Proceedings.*

As previously reported, beginning in August 2002, a number of complaints asserting claims under the federal securities laws against the Company were filed in the U.S. District Court for the Southern District of New York. On February 3, 2003, those actions were consolidated under the caption *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation*, 02-CV-6273 (JES) (the "Class Action"). The Class Action also names Martha Stewart and seven of the Company's other present or former officers (Gregory R. Blatt, Sharon L. Patrick, and five other Company officers) as defendants. The claims in the Class Action relate to Ms. Stewart's sale of 3,928 shares of ImClone Systems stock on December 27, 2001. The plaintiffs allege that the Company, Ms. Stewart, and the other defendants violated Sections 10(b) (and related rules), 20(a) and 20A of the Securities Exchange Act of 1934 by omitting material information and making materially false and misleading statements about Ms. Stewart's sale. The plaintiffs allege that, as a result of these false and misleading statements, the market price of the Company's stock was inflated during the period from January 8, 2002 to October 2, 2002 and dropped after the alleged falsity of the statements became public. The Class Action seeks certification as a class action, damages, attorneys' fees and costs, and further relief as determined by the court.

In December 2006, the parties entered into a Memorandum of Understanding, and in February 2007 the parties entered into, and the court preliminarily approved, a Stipulation and Agreement of Settlement (the "Settlement Agreement"). The Settlement Agreement provides that the Class Action will be settled for $30 million (inclusive of plaintiffs' attorneys' fees and costs), plus interest (the "Settlement Amount"); the Settlement Agreement provides that the Company will pay $25 million plus interest charges, and that Ms. Stewart will pay $5 million. In connection with the settlement, the Company has received approximately $10 million from its insurance carriers. The Settlement Agreement is subject to final Court approval. The Company anticipates that the court will conduct the settlement fairness hearing in the first half of 2007.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of our security holders during the fourth quarter of our fiscal year ending December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

MARKET FOR THE COMMON STOCK

Our Class A Common Stock is listed and traded on The New York Stock Exchange. Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock for each of the periods listed.

	Q1 2005	*Q2 2005*	*Q3 2005*	*Q4 2005*	*Q1 2006*	*Q2 2006*	*Q3 2006*	*Q4 2006*
High Sales Price	$37.45	$30.60	$34.74	$25.39	$19.80	$21.47	$19.30	$23.21
Low Sales Price	$20.00	$19.50	$23.90	$16.28	$16.30	$16.01	$14.76	$17.46

As of March 2, 2007, there were 8,015 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. Since many holders hold shares in "street name," we believe that there is a significantly larger number of beneficial owners of our Class A Common Stock than the number of record holders.

DIVIDENDS

In late July 2006, our Board of Directors declared a one-time special dividend of $0.50 per share for a total value of $26.9 million. We do not intend to pay any dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES AND USE OF PROCEEDS

On November 20, 2006, Mark Burnett exercised a warrant providing him with the right to purchase 1,666,667 shares of the Company's Class A Common Stock. This warrant, dated September 17, 2004 and originally for 2,500,000 shares, was filed as an exhibit to our current report on Form 8-K filed on August 15, 2006, and has been described there and elsewhere in our Securities and Exchange Commission reports. A portion of the warrant, representing the right to purchase 833,333 shares, had previously expired due to the failure to meet certain vesting conditions. The exercise price for the shares underlying the warrant was $12.59 per share, and this exercise price was reduced to $12.09 per share pursuant to a provision entitling the warrant holder to the benefit of any dividends paid on the underlying common stock during the term of the warrant. A one-time special dividend of $0.50 per share of common stock had been paid by the Company in September 2006, during that term. Mr. Burnett acquired 744,470 shares through the net exercise of the warrant, pursuant to which, as consideration for the acquired shares, he forfeited the right to purchase the remaining 922,197 shares subject to the warrant. The number of shares forfeited was determined based on a price per share of $21.85, the reported closing price for our Class A Common Stock on the New York Stock Exchange on the last business day prior to the exercise. On August 11, 2006, in connection with Mr. Burnett's continued services as executive producer of the syndicated day time television show, *The Martha Stewart Show*, the Company issued an additional warrant to Mr. Burnett to purchase up to 833,333 shares at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. In 2007, the portion of this new warrant related to the clearance of season three of the syndicated show vested and was subsequently exercised. Mr. Burnett exercised this portion of the warrant on a cashless basis, pursuant to which he acquired 154,112 shares and forfeited 262,555 shares based on the closing price of our Class A Common Stock of $19.98

the day prior to exercise. The remaining half of this warrant may vest and become exercisable subject to the achievement of various milestones relating to the production of *The Martha Stewart Show*. The issuance of the shares pursuant to Mr. Burnett's exercises of the warrants were effected in reliance on the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(2) thereof. As described above, the Company did not receive any proceeds from the issuance of any of these shares.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about the Company's purchases of its common stock during each month of the year ended December 31, 2006:

Period	*Total Number of Shares (or Units) Purchased*	*Average Price Paid per Share (or Unit)*	*Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs*	*Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Plans or Programs*
January 2006(1)	1,650	$ 18.38	Not applicable	Not applicable
February 2006(1)	—	—	Not applicable	Not applicable
March 2006(1)	5,570	16.92	Not applicable	Not applicable
April 2006(1)	—	—	Not applicable	Not applicable
May 2006(1)	—	—	Not applicable	Not applicable
June 2006(1)	6,504	17.61	Not applicable	Not applicable
July 2006(1)	1,650	17.10	Not applicable	Not applicable
August 2006(1)	1,867	17.15	Not applicable	Not applicable
September 2006(1)	3,207	18.44	Not applicable	Not applicable
October 2006(1)	9,194	19.72	Not applicable	Not applicable
November 2006(1)	31,081	21.58	Not applicable	Not applicable
December 2006(1)	2,075	20.75	Not applicable	Not applicable
Total for year ended December 31, 2006	62,798	$ 19.47	Not applicable	Not applicable

(1) Represents shares withheld by, or delivered to, the Company pursuant to provisions in agreements with recipients of restricted stock granted under the Company's stock incentive plan allowing the Company to withhold, or the recipient to deliver to the Company, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate Securities and Exchange Commission filings, in whole or in part, the following performance graph will not be incorporated by reference into any such filings.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock with that of the S&P 500 Index and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "Publishing Index") during the period commencing on December 31, 2001 and ending on December 31, 2006. The graph assumes that $100 was invested in each of our Class A Common Stock,* the S&P 500 Index and the Publishing Index** at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

COMPARE CUMULATIVE TOTAL RETURN AMONG
MARTHASTEWART LIVING OMNIMEDIA, INC.,
S&P COMPOSITE INDEX AND SIC CODE INDEX
(Assumes $100 invested on December 31, 2001)


200
175
150
125
100
75
50
25
0
DOLLARS
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
MARTHA STEWART LIVING OMNIMEDIA
SIC CODE INDEX
S&P COMPOSITE INDEX

* *The hypothetical investment price in our Class A Common Stock is $16.45 per share at 12/31/01.*

***The Publishing Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the Publishing Index.*

SELECTED FINANCIAL DATA

Five Years ended December 31,
(in thousands except for per share data)

Item 6. *Selected Financial Data.*

	2006	2005	2004	2003	2002
INCOME STATEMENT DATA					
REVENUES					
Publishing	$ 156,559	$ 125,765	$ 95,960	$ 135,529	$ 182,064
Merchandising	69,504	58,819	53,386	53,395	48,896
Internet	15,775	11,258	27,512	30,813	36,873
Broadcasting	46,503	16,591	10,580	26,111	27,216
Total revenues	288,341	212,433	187,438	245,848	295,049
Operating income (loss)	(2,833)	(78,311)	(60,004)	(6,405)	19,993
Income (loss) from continuing operations	(16,250)	(75,295)	(59,073)	(1,923)	13,314
Loss from discontinued operations	(745)	(494)	(526)	(848)	(2,909)
Cumulative effect of accounting change	—	—	—	—	(3,137)
Net income (loss)	$ (16,995)	$ (75,789)	$ (59,599)	$ (2,771)	$ 7,268
PER SHARE DATA					
Earnings per share:					
Basic & Diluted – Income (loss) from continuing operations	$ (0.32)	$ (1.48)	$ (1.19)	$ (0.04)	$ 0.27
Basic & Diluted – Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)	(0.06)
Basic & Diluted – Cumulative effect of accounting change	—	—	—	—	(0.06)
Basic & Diluted – Net income (loss)	$ (0.33)	$ (1.49)	$ (1.20)	$ (0.06)	$ 0.15
Weighted average common shares outstanding					
Basic	51,312	50,991	49,712	49,389	49,250
Diluted	51,312	50,991	49,712	49,389	49,343
Dividends per common share	$ 0.50	$ —	$ —	$ —	$ —
FINANCIAL POSITION					
Cash and cash equivalents	$ 28,528	$ 20,249	$ 104,647	$ 165,566	$ 158,840
Short-term investments	35,321	83,788	35,309	3,100	20,110
Total assets	228,047	253,828	264,678	309,102	324,542
Stockholders' equity	130,957	160,631	187,628	236,665	236,635
OTHER FINANCIAL DATA					
Cash flow provided by (used in) operating activities	$ (5,711)	$ (30,349)	$ (22,226)	$ (9,634)	$ 38,042
Cash flow provided by (used in) investing activities	40,125	(58,300)	(39,756)	15,956	28,777
Cash flow provided by (used in) financing activities	(26,135)	4,251	1,063	404	4,053

NOTES TO SELECTED FINANCIAL DATA

GENERAL

Prior years are reclassified to conform with the current-year presentation.

EARNINGS FROM CONTINUING OPERATIONS

Fiscal 2006 results include a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees recorded in our Publishing segment, a favorable dispute resolution with a former merchandising licensee of $2.5 million in income, a one-time litigation reserve of $17.1 million which included incurred and anticipated professional fees, net of insurance reimbursement, and royalty income of $2.8 million related to the successful termination of a home video distribution agreement recorded in our Broadcasting segment.

Fiscal 2005 results include non-cash equity compensation charges of $31.8 million resulting from the vesting of shares covered by a warrant granted in connection with the participation in two network television series.

Fiscal 2004 results include royalty revenue of $1.6 million related to the dissolution of a merchandising licensing agreement. The results also include a non-cash equity compensation charge of $3.9 million resulting from the modification of the terms of certain previously granted employee stock options related to the retirement of our previous Chief Executive Officer.

Fiscal 2003 includes a $1.7 million reduction in the net carrying value of certain assets located in our television studio.

Fiscal 2002 includes a $7.7 million restructuring charge resulting from the write down of inventory of $1.6 million and website development costs of $6.1 million in the Internet segment as well as a $1.2 million gain on a pension plan termination.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

Martha Stewart Living Omnimedia, Inc. (MSO) is a leading provider of original "how-to" information, inspiring and engaging consumers with unique lifestyle content and high-quality products. MSO is organized into four business segments: Publishing, Merchandising, Internet and Broadcasting, each of which is described below. 2007 is an important year as we will launch many of the new initiatives that we have developed in 2006. In March, we unveiled our new Internet website, to be followed by several new product launches in our Merchandising segment, including home products with Macy's and paint with Lowe's.

Publishing

Publishing is the Company's largest business segment, accounting for 54% of total revenue in 2006. The segment consists of operations related to magazines, books, and newspapers. Publishing is driven primarily by magazines including *Martha Stewart Living, Martha Stewart Weddings, Everyday Food,* and *Body+Soul*; these are supplemented by Special Interest Publications. In 2006, the Company began testing a new magazine called *Blueprint: Design Your Life.* Geared to women ages 25-39, *Blueprint* targets a different demographic than our core consumer.

Publishing derives its revenue primarily from advertising, which accounted for 53% of 2006 segment revenue; magazine subscription and newsstand sales, along with royalties from book sales, account for the balance of segment revenue. In 2006, revenue growth has been driven largely by growth in both advertising pages and rates. For 2007, we expect to have continued growth of advertising revenue ahead of industry trends. While *Martha Stewart Living* continues to comprise the majority of Publishing revenue, its percentage of segment revenue has decreased slightly in recent years as new magazines have been created or acquired, in keeping with the Company's diversification efforts.

Merchandising

Through our Merchandising segment, MSO licenses a variety of products to be sold at multiple price points and quality tiers through a variety of distribution channels and verticals. In 2006, Merchandising represented 24% of total Company revenue. It is a high-margin business grounded in licensing agreements that require no inventory and no meaningful expenses other than employee compensation.

While Kmart currently represents the majority of revenue in this segment, over the long term, we expect to generate revenue from a more diverse mix of business partners. This diversification effort will be led with agreements such as our agreement with Macy's to launch a line of *Martha Stewart Collection* products, with KB Home for Martha Stewart–inspired homes and neighborhoods in communities throughout the country, and with Lowe's for a Martha Stewart-branded interior and exterior paint color program. Additional licensing agreements relate to crafts (EK Success), furniture (Bernhardt), rugs (Safavieh), lighting (Generation Brands), and carpet tiles (FLOR). Several of these agreements were signed in 2006, with revenue expected to begin in mid- to late 2007.

Our multi-year agreement with Kmart includes both royalty payments and minimum guarantees. The minimum guarantees have and are expected to exceed actual royalties earned from retail sales through 2007 primarily due to past store closings and historic lower same-store sales trends. For the contract years ending January 31, 2009 and 2010, the minimum guarantees will be substantially lower than prior years. The following are the minimum guaranteed royalty payments (in millions) over the term of the agreement:

	1/31/02	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07	1/31/08	1/31/09	1/31/10
Minimum Royalty Amounts	$ 15.3	$ 40.4	$ 47.5	$ 49.0	$ 54.0	$ 59.0	$ 65.0	$ 20.0	$ 15.0

For the year ending January 31, 2009, the minimum royalty amount is the greater of $20 million or 50% of the earned royalty for the year ending January 31, 2008. For the year ending January 31, 2010 the minimum royalty amount is the greater of $15 million or 50% of the earned royalty for the year ending January 31, 2009. In 2006, our royalty based on retail sales was $29.9 million. Furthermore, up to $3.8 million of the January 31, 2005 and January 31, 2006 minimum royalty payments and $2.5 million of the January 31, 2007 and January 31, 2008 minimum royalty payments, but not more than $10.0 million in the aggregate over the term of the agreement, will be deferred and subject to recoupment in the periods ending January 31, 2009 and January 31, 2010.

Internet

The Internet segment is comprised of three businesses: online ad sales at *Marthastewart.com*, product sales of *Martha Stewart Flowers*, and sales of digital photo products. In 2006, revenue from this segment accounted for 5% of total Company revenue.

Marthastewart.com has transitioned recently from being a commerce-driven site to a content-driven site. As such, online advertising has become the biggest driver of revenue, accounting for 52% of Internet revenue in 2006. We expect to have continued growth in online advertising revenue as we monetize our new website which launched in March 2007, and build our online audience. Expenses related to *Marthastewart.com* are driven primarily by employee compensation and technology.

Martha Stewart Flowers accounted for 43% of Internet revenue in 2006. Revenue is derived from the sale of flowers, plants and accessories.

Digital photo products are another new business for MSO. In 2006, the Company signed an agreement with Kodak Imaging Network to develop a line of branded Martha Stewart personalized photo products. MSO receives a royalty for each sale and is entitled to minimum payments. In 2006, all royalty revenue from Kodak represented a contractual minimum guarantee of approximately $0.8 million.

Broadcasting

The Broadcasting segment contributed 16% of total revenue in 2006. The segment consists of operations related to the production of television and satellite radio programming. Television programming is comprised of a daily syndicated broadcast show, *The Martha Stewart Show*, and *Everyday Food*, which airs on PBS. Satellite radio programming encompasses the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio.

Broadcasting is driven primarily by *The Martha Stewart Show*. Revenue generated from the show comprised 70% of segment revenue in 2006. The majority of revenue from the show is advertising and the licensing fees paid by local affiliates; additional revenue is derived from product placement along with revenue from cable replay (Season 1 only) and international distribution. Revenues are reported net of agency commission, estimated reserves for television audience underdelivery and NBC distribution fees. For the current season of *The Martha Stewart Show* (Season 2), nearly all advertising is sold-out, therefore, the financial performance of the show in 2007 will be primarily ratings driven. Ongoing efforts to distribute *The Martha Stewart Show* (Season 3) have resulted in our national clearance of 85% to date. Revenue from *Everyday Food* is provided by underwriters.

While the daily show operates at a loss, it currently serves as a key promotional platform for the Company while we launch several new merchandising initiatives. The show increases demand for MSO content and products while minimizing advertising expenditures.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2006 TO YEAR ENDED DECEMBER 31, 2005.

PUBLISHING SEGMENT

(in thousands)	2006	2005	Variance
Publishing Revenue			
Advertising	$ 83,285	$ 52,032	$ 31,253
Circulation	69,721	68,607	1,114
Other	3,553	5,126	(1,573)
Total Publishing Segment Revenue	156,559	125,765	30,794
Publishing Operating Costs and Expenses			
Production, distribution and editorial	83,770	75,342	(8,428)
Selling and promotion	63,386	62,076	(1,310)
General and administrative	2,777	2,695	(82)
Depreciation and amortization	600	987	387
Total Publishing Segment Operating Costs and Expenses	150,533	141,100	(9,433)
Publishing Segment Operating Income/(Loss)	$ 6,026	$ (15,335)	$ 21,361

Publishing revenues increased $30.8 million, or 24%, to $156.6 million for the year ended December 31, 2006, from $125.8 million for the year ended December 31, 2005. This increase was due to higher advertising revenues of $31.3 million primarily as the result of an increase in both advertising pages and rate in *Martha Stewart Living* magazine (increase of $24 million). Increases were found as well in both pages and rates at *Everyday Food* and *Weddings*. Circulation revenue increased $1.1 million primarily due to increased subscriptions and newsstand sales of *Body+Soul* and the launch of *Blueprint* magazine; this is partially offset by lower revenue from our Special Interest Publications, as the 2005 period contained two additional issues (see chart below). Other revenue decreased $1.6 million primarily due to the 2005 release of *The Martha Rules* book versus no comparable publication in 2006. In 2007, we again expect to see continued growth in advertising revenue in our magazines ahead of current industry trends. The company plans to publish six issues of *Blueprint* in 2007.

Magazine Publication Schedule
Year ended December 31,

	2006	2005
Martha Stewart Living	Twelve Issues	Twelve Issues
Martha Stewart Weddings (a)	Four Issues	Five Issues
Everyday Food	Ten Issues	Ten Issues
Special Interest Publications	Five Issues	Seven Issues
Body+Soul	Eight Issues	Eight Issues
Blueprint (b)	Two Issues	N/A

(a) In 2005, we published one special Martha Stewart Weddings issue.

(b) New publication launched in May 2006.

Production, distribution and editorial expenses increased $8.4 million, primarily reflecting the additional costs associated with the increase in advertising pages in *Martha Stewart Living*, which resulted in higher physical costs, as well as the costs associated with *Blueprint*, a magazine that we tested in 2006. Selling and promotion expenses increased $1.3 million, primarily due to expenses associated with our 15th anniversary event along with higher commission costs associated with the increase in advertising pages as well as higher compensation costs. The increase in selling and promotion expenses was partially offset by a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees. Included within the Publishing segment was a $6.2 million loss in *Blueprint* compared to a $1.6 million loss in the prior year.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2006 TO YEAR ENDED DECEMBER 31, 2005.

MERCHANDISING SEGMENT

(in thousands)	2006	2005	Variance
Merchandising Revenue			
Kmart earned royalty	$ 29,853	$ 31,126	$ (1,273)
Kmart minimum true-up	26,126	18,708	7,418
Other	13,525	8,985	4,540
Total Merchandising Segment Revenue	69,504	58,819	10,685
Merchandising Operating Costs and Expenses			
Production, distribution and editorial	11,956	10,475	(1,481)
Selling and promotion	3,145	3,135	(10)
General and administrative	6,853	5,655	(1,198)
Depreciation and amortization	1,021	845	(176)
Total Merchandising Segment Operating Costs and Expenses	22,975	20,110	(2,865)
Merchandising Segment Operating Income	$ 46,529	$ 38,709	$ 7,820

Merchandising revenues increased $10.7 million, or 18%, to $69.5 million for the year ended December 31, 2006, from $58.8 million for the year ended December 31, 2005. Revenue related to our earned royalty at Kmart declined due to lower same-store sales and store closings offset by higher royalty rate. Actual retail sales of our product at Kmart declined 4.7% on a same-store basis and 7.6% on a total store basis. The royalty rate under our agreement with Kmart increased by approximately 3.1% on February 1, 2006. Other revenue included revenue related to a favorable dispute resolution with a former merchandising licensee of $3.0 million. Other revenue also increased due to revenue related to our new program with KB Home. Revenue for this agreement was recorded based on minimum guarantees.

Production, distribution and editorial expenses increased $1.5 million, and general and administrative expenses $1.2 million, both due largely to support the growing number of merchandising initiatives we have forged in recent months.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2006 TO YEAR ENDED DECEMBER 31, 2005.

INTERNET SEGMENT

(in thousands)	2006	2005	Variance
Internet Revenue			
Advertising and other	$ 8,196	$ 2,516	$ 5,680
Product sales	7,579	8,742	(1,163)
Total Internet Segment Revenue	15,775	11,258	4,517
Internet Operating Costs and Expenses			
Production, distribution and editorial	10,444	10,719	275
Selling and promotion	3,335	1,649	(1,686)
General and administrative	2,410	1,476	(934)
Depreciation and amortization	117	951	834
Total Internet Segment Operating Costs and Expenses	16,306	14,795	(1,511)
Internet Segment Operating Loss	$ (531)	$ (3,537)	$ 3,006

Internet segment revenues increased $4.5 million, or 40%, to $15.8 million for the year ended December 31, 2006, from $11.3 million for the year ended December 31, 2005. Advertising revenue increased due to an increase in web traffic and sell-through at *Marthastewart.com.* Page views on our site increased from prior year to a monthly average of 38.5 million page views and 2.5 million unique users. Product sales decreased due to the discontinuance of our catalog, *Martha Stewart: The Catalog for Living* in early 2005 partially offset by sales of digital photo projects which is a new business venture in 2006 with Kodak Imaging Network as well as an increase in the sale of flowers, plants and accessories through *Marthastewartflowers.com.*

Production, distribution and editorial costs decreased $0.3 million due to the discontinuance of *Martha Stewart: The Catalog for Living* in early 2005 which resulted in lower cost of goods sold as well as lower fulfillment expenses partially offset by investment in personnel for *Marthastewart.com.* Selling and promotion expense increased $1.7 million related to higher compensation expenses associated with developing an Internet advertising sales and marketing force for *Marthastewart.com.* General and administrative costs increased $0.9 million due to investment in personnel related to our focus on developing our Internet segment. Depreciation and amortization expense decreased $0.8 million due to fully depreciated assets in 2006 as compared to 2005 depreciation of the original website.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2006 TO YEAR ENDED DECEMBER 31, 2005.

BROADCASTING SEGMENT

(in thousands)	2006	2005	Variance
Broadcasting Revenue			
Advertising	$ 16,969	$ 6,363	$ 10,606
Radio	7,504	939	6,565
Licensing and other	22,030	9,289	12,741
Total Broadcasting Segment Revenue	46,503	16,591	29,912
Broadcasting Operating Costs and Expenses			
Production, distribution and editorial	32,043	29,393	(2,650)
Selling and promotion	4,324	4,177	(147)
General and administrative	8,726	8,901	175
Depreciation and amortization	3,026	1,321	(1,705)
Total Broadcasting Segment Operating Costs and Expenses	48,119	43,792	(4,327)
Broadcasting Segment Operating Loss	$ (1,616)	$ (27,201)	$ 25,585

Broadcasting revenues increased $29.9 million, or 180%, to $46.5 million for the year ended December 31, 2006, from $16.6 million for the year ended December 31, 2005. Both advertising and licensing revenue increased primarily due to the inclusion of a full-year of 2006 revenue related to our nationally syndicated program which launched on September 12, 2005. Revenue from *Martha Stewart Living Radio* was $7.5 million for the year ended December 31, 2006 compared to $0.9 million for the year ended December 31, 2005; the radio channel launched in the fourth quarter of 2005.

Production, distribution and editorial expenses increased $2.7 million due principally to the timing of a full-year of 2006 production-related expenses for the syndicated program versus approximately a quarter in 2005 largely offset by 2005 non-cash equity compensation that included a $16.8 million charge related to the vesting of certain shares covered by a warrant granted in connection with *The Martha Stewart Show*. As of December 31, 2006, our deferred production cost balance was $4.6 million. Depreciation and amortization expenses increased due to leasehold improvements and fixed asset additions related to our new television studio begun in 2005.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2006 TO YEAR ENDED DECEMBER 31, 2005.

CORPORATE

(in thousands)	2006	2005	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 49,407	$ 67,254	$ 17,847
Depreciation and amortization	3,834	3,693	(141)
Total Corporate Operating Costs and Expenses	53,241	70,947	17,706
Corporate Operating Loss	$ (53,241)	$ (70,947)	$ 17,706

Corporate operating costs and expenses decreased $17.7 million, to $53.2 million for the year ended December 31, 2006, from $70.9 million for the year ended December 31, 2005. General and administrative expenses decreased $17.4 million principally resulting from lower non-cash compensation costs due to the 2005 vesting of certain shares related to a warrant granted in connection with the airing of "The Apprentice: Martha Stewart" of $14.9 million versus no comparable award in 2006. In addition, 2006 consultant and professional fees decreased from the prior year offset by increased employee cash compensation costs.

INTEREST INCOME, NET Interest income, net, was $4.5 million for the year ended December 31, 2006, compared with $3.4 million for the year ended December 31, 2005. The increase was attributable to higher interest rates.

LITIGATION RESERVE While no assurances can be made, the Company believes that the parties' agreement to settle the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation* for $30 million will be approved by the court. Accordingly, the Company has recorded a litigation reserve of approximately $17.1 million against 2006 earnings. This one-time charge includes incurred and anticipated professional fees, is net of insurance reimbursement, and does not include that portion of the anticipated settlement expected to be paid by Ms. Stewart.

INCOME TAX PROVISION Income tax provision for the year ended December 31, 2006 was $0.8 million, compared to income tax provision of $0.4 million for the year ended December 31, 2005. The current period results exclude any potential tax benefits generated from current period losses due to the establishment of a valuation reserve taken against any such benefits.

LOSS FROM DISCONTINUED OPERATIONS Loss from discontinued operations was $0.7 million for the year ended December 31, 2006, compared to $0.5 million from the same operations for the year ended December 31, 2005. Discontinued operations represent the operations of The Wedding List, which the Company decided to discontinue in 2002. The current year expenses are facility-related. In the third quarter of 2006, the Company signed a sublease. As a result, there will be no further loss reported from discontinued operations. The additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

NET LOSS Net loss was $(17.0) million for the year ended December 31, 2006, compared to a net loss of $(75.8) million for the year ended December 31, 2005, as a result of the factors mentioned above.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004.

PUBLISHING SEGMENT

(in thousands)	2005	2004	Variance
Publishing Revenue			
Advertising	$ 52,032	$ 34,084	$ 17,948
Circulation	68,607	60,086	8,521
Other	5,126	1,790	3,336
Total Publishing Segment Revenue	125,765	95,960	29,805
Publishing Operating Costs and Expenses			
Production, distribution and editorial	75,342	62,546	(12,796)
Selling and promotion	62,076	55,321	(6,755)
General and administrative	2,695	2,236	(459)
Depreciation and amortization	987	472	(515)
Total Publishing Segment Operating Costs and Expenses	141,100	120,575	(20,525)
Publishing Segment Operating Loss	$ (15,335)	$ (24,615)	$ 9,280

Publishing revenues increased $29.8 million, or 31%, to $125.8 million for the year ended December 31, 2005, from $96.0 million for the year ended December 31, 2004. This increase was primarily due to an increase in advertising revenues of $17.9 million. Advertising revenue in *Martha Stewart Living* increased $13.5 million primarily due to an increase in advertising pages, as well as an increase in advertising page rates. The rate base (the number of copies per issue we guarantee to advertisers) for *Martha Stewart Living* was constant year to year at 1.8 million copies per issue. The increase in advertising revenue was also attributable to an increase in revenue from *Body+Soul* magazine, due in part to the acquisition, of $2.5 million as well as an increase in revenue from *Everyday Food* magazine of $2.2 million. Circulation revenue increased $8.5 million in the period primarily due to the acquisition of Body & Soul Group (*Body+Soul* magazine and *Dr. Weil's Self Healing* newsletter), which collectively contributed $3.7 million towards the increase as well as from improved circulation trends in *Martha Stewart Living* magazine which resulted in an increase in revenue of $3.3 million. Other revenue increased $3.3 million primarily due to the publication of *The Martha Rules* book.

Magazine Publication Schedule
Year ended December 31,

	2005	2004
Martha Stewart Living	Twelve Issues	Twelve Issues
Martha Stewart Weddings (a)	Five Issues	Five Issues
Everyday Food	Ten Issues	Ten Issues
Special Interest Publications	Seven Issues	Eight Issues
Body+Soul	Eight Issues	Four Issues

(a) In 2004 and 2005, we published one special Martha Stewart Weddings issue in each year.

(b) Acquired in August 2004 and therefore was not included in prior periods.

Production, distribution and editorial expenses increased $12.8 million primarily reflecting higher paper, printing and distribution costs of *Martha Stewart Living* magazine, due primarily to an increase in the number of pages printed per issue, as well as the additional costs associated with the publication of additional magazines due in part to the acquisition of the Body & Soul Group and an increase in non-cash equity compensation. Selling and promotion expenses increased $6.8 million, resulting primarily from costs associated with the increase in advertising pages in *Martha Stewart Living* and *Everyday Food* as well as the costs associated with Body & Soul Group, partially offset by lower subscription acquisition costs for *Everyday Food.*

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004.

MERCHANDISING SEGMENT

(in thousands)	2005	2004	Variance
Merchandising Revenue			
Kmart earned royalty	$ 31,126	$ 32,434	$ (1,308)
Kmart minimum true-up	18,708	13,074	5,634
Other	8,985	7,878	1,107
Total Merchandising Segment Revenue	58,819	53,386	5,433
Merchandising Operating Costs and Expenses			
Production, distribution and editorial	10,475	9,832	(643)
Selling and promotion	3,135	99	(3,036)
General and administrative	5,655	6,268	613
Depreciation and amortization	845	760	(85)
Total Merchandising Segment Operating Costs and Expenses	20,110	16,959	(3,151)
Merchandising Segment Operating Income	$ 38,709	$ 36,427	$ 2,282

Merchandising revenues increased $5.4 million, or 10%, to $58.8 million for the year ended December 31, 2005, from $53.4 million for the year ended December 31, 2004. Royalty revenue based on product sales at Kmart declined $1.3 million primarily as result of store closings, partially offset by a higher royalty rate. The royalty rate under our agreement with Kmart increased by 3% on February 1, 2005. Sales of *Martha Stewart Everyday* products at Kmart decreased 7.9% on a total store basis and 4.3% on a comparable store basis year-over-year. The revenue related to the contractual minimum amounts is listed separately above. In accordance with our Kmart contract, we have recognized as revenue the pro-rata portion of the contractual minimum royalty amount due from Kmart, net of amounts subject to recoupment, for the 12 month periods ended January 31, 2005 and January 31, 2004. Other revenue decreased primarily due to the termination of our flooring agreement in late 2004.

Production, distribution and editorial expense decreased $0.6 million due to lower compensation related expenses. Selling and promotion expenses increased $3.0 million in the period due to lower marketing expenses related to our *Martha Stewart Signature* program. General and administrative expense increased $0.6 million primarily due to higher compensation and professional fees.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004.

INTERNET SEGMENT

(in thousands)	2005	2004	Variance
Internet Revenue			
Advertising and other	$ 2,516	$ 692	$ 1,824
Product sales	8,742	26,820	(18,078)
Total Internet Segment Revenue	11,258	27,512	(16,254)
Internet Operating Costs and Expenses			
Production, distribution and editorial	10,719	29,912	19,193
Selling and promotion	1,649	1,735	86
General and administrative	1,476	3,739	2,263
Depreciation and amortization	951	987	36
Total Internet Segment Operating Costs and Expenses	14,795	36,373	21,578
Internet Segment Operating Loss	$ (3,537)	$ (8,861)	$ 5,324

Internet segment revenues decreased $16.3 million, to $11.3 million for the year ended December 31, 2005, from $27.5 million for the year ended December 31, 2004. The decrease was primarily due to lower commerce sales related to our catalog offerings, partially offset by increased revenue from our direct-to-consumer floral business and higher advertising revenue. The decline in commerce sales was largely attributable to the discontinuance of our catalog, *Martha Stewart: The Catalog for Living* in early 2005.

Production, distribution and editorial costs decreased $19.2 million, due primarily to lower product sales, which resulted in lower cost of goods sold as well as lower fulfillment expenses. Production and distribution costs also decreased in the period as we did not mail any catalogs in 2005. The segment also benefited from lower staffing levels. General and administrative expenses decreased $2.3 million due primarily to lower occupancy-related costs. Occupancy costs previously including this segment are now included in Corporate.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004.

BROADCASTING SEGMENT

(in thousands)	2005	2004	Variance
Broadcasting Revenue			
Advertising	$ 6,363	$ 4,134	$ 2,229
Radio	939	75	864
Licensing and other	9,289	6,371	2,918
Total Broadcasting Segment Revenue	16,591	10,580	6,011
Broadcasting Operating Costs and Expenses			
Production, distribution and editorial	29,393	14,371	(15,022)
Selling and promotion	4,177	1,267	(2,910)
General and administrative	8,901	3,420	(5,481)
Depreciation and amortization	1,321	230	(1,091)
Total Broadcasting Segment Operating Costs and Expenses	43,792	19,288	(24,504)
Broadcasting Segment Operating Loss	$ (27,201)	$ (8,708)	$ (18,493)

Broadcasting revenues increased $6.0 million, or 57%, to $16.6 million for the year ended December 31, 2005, from $10.6 million for the year ended December 31, 2004. The increase was primarily due to higher revenue from our daily syndicated program which launched on September 12, 2005. Licensing and other revenue increased $2.9 million due in part to the launch of our new daily syndicated program on broadcast and cable television domestically and on a variety of distribution channels internationally. This compares to $0.9 million of revenue in 2005.

Production, distribution and editorial expenses increased $15.0 million in the period due to non-cash equity compensation of $16.8 million related to the vesting of certain shares covered by a warrant granted in connection with the launch of our new syndicated show. The increase was partially offset by our new syndicated program which caused us to defer certain production costs for matching against future revenue. As of December 31, 2005, our deferred production cost balance was $6.5 million. The offset was also due to lower distribution fees associated with the cessation of our old syndicated program in mid-September 2004. Increases in selling and promotion relate to an increase in media buying and increases in staff levels, while the increase in general and administrative expenses are due to higher professional fees and increased occupancy costs, all related to the launch of our syndicated show in mid-September 2005. Depreciation and amortization increased primarily due to the depreciation associated with capital expenditures made in 2005 associated with our television production facility in New York City.

COMPARISON FOR THE YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004.

CORPORATE

(in thousands)	2005	2004	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 67,254	$ 50,024	$ (17,230)
Depreciation and amortization	3,693	4,223	530
Total Corporate Operating Costs and Expenses	70,947	54,247	(16,700)
Corporate Operating Loss	$ (70,947)	$ (54,247)	$ (16,700)

Corporate operating costs and expenses increased $16.7 million, to $70.9 million for the year ended December 31, 2005, from $54.2 million for the year ended December 31, 2004. General and administrative expenses increased $17.2 million principally resulting from the increase in non-cash compensation expense related to the vesting of certain shares related to a warrant granted in connection with the airing of "The Apprentice: Martha Stewart" of $14.9 million. General and administrative expenses also increased due to higher employee and director equity grants, higher occupancy-related costs and higher professional fees, partially offset by lower compensation costs. Occupancy costs previously allocated to the Internet segment are now included in this segment.

INTEREST INCOME, NET. Interest income, net, was $3.4 million for the year ended December 31, 2005, compared with $1.8 million for the year ended December 31, 2004. The increase was attributable to higher interest rates.

INCOME TAX PROVISION. Income tax provision for the year ended December 31, 2005 was $0.4 million, compared to $0.9 million for the year ended December 31, 2004. The current period results exclude any potential tax benefits generated from current period losses due to the establishment of a valuation reserve taken against any such benefits.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations was $0.5 million for the year ended December 31, 2005, compared to $0.5 million from the same operations for the year ended December 31, 2004. Discontinued operations represent the operations of the The Wedding List, which the Company decided to discontinue in 2002. The current year expenses are facility-related.

NET LOSS. Net loss was $(75.8) million for the year ended December 31, 2005, compared to a net loss of $(59.6) million for the year ended December 31, 2004, as a result of the factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Cash, cash equivalents and short-term investments were $63.8 million and $104.0 million at December 31, 2006 and 2005, respectively. Although cash flow from operations improved year over year, our overall liquidity was reduced in 2006 largely due to the following transactions:

- One-time dividend of $0.50 per share for a total cash payment of $(26.1) million
- Cash portion of the legal settlement of $(13.0) million
- Capital expenditures of $(8.3) million

Although our liquidity decreased in 2006, we believe, as described further below, that our available cash balances and short-term investments together with positive cash flow from operations will be sufficient to meet our operating and recurring cash needs for 2007 and future foreseeable periods.

Cash Flows from Operating Activities

Cash flows used in operating activities were $(5.7) million, $(30.3) million and $(22.2) million for the years ended December 31, 2006, 2005 and 2004, respectively. In 2006, cash used for operations was primarily due to a Net Loss of $(17.0) which includes payments made in settling litigation of $(13.0) million and an Operating Loss of $(2.8) million. The Net Loss was offset by non-cash equity compensation of $13.8 million and depreciation and amortization of $8.6 million. Changes in operating assets and liabilities totaled $(11.1) as the result of higher Publishing advertising accounts receivable and higher Merchandising accounts receivable related to the increased performance of those segments offset by the increase in the bonus accrual and accruals related to the legal settlement. Our 2006 year-end Merchandising accounts receivable included a $33.3 million receivable due from Kmart which was satisfied as of the filing of this 10-K.

As compared to 2005, 2006 cash flows used in operating activities improved primarily due to a decrease in the Net Loss of $58.8 million as the result of better segment performance as shown in the year over year decrease in Operating Loss of $75.5 million which included lower non-cash equity compensation costs of $(30.8) partially offset by the 2006 legal settlement $(17.1) million. The lower non-cash compensation costs are the result of the 2005 vesting of shares of $31.8 million covered by a warrant granted in connection with the participation in two network television series. Changes in operating assets and liabilities between periods were $(4.2) million primarily due to a significant increase in deferred royalty revenue in 2005 versus a modest decrease in 2006. The increase in 2005 deferred royalties was due to the increased liability from the amended Kmart agreement and new 2005 deals with upfront payments from Warner Home Video, Sirius Satellite Radio and Discovery. Although there was a similar increase in 2006 in the Kmart liability, there were no comparable new deals in 2006 with deferred revenue. The 2005 income tax receivable decreased significantly due to a receipt of a 2004 Federal carryback claim. These changes are partially offset by the launch of *The Martha Stewart Show* in 2005 which significantly increased deferred production costs in 2005. In addition, there was a larger 2005 increase in advertising receivables as compared to the increase in 2006.

As compared to 2004, 2005 cash flows used in operating activities increased primarily due to a higher Net Loss of $(16.2) million as a result of higher non-cash equity compensation costs of $35.1 million partially offset by better performance in the Publishing segment. The increase in non-cash equity compensation was the result of the 2005 vesting of shares of $31.8 million as described above. Changes in operating assets and liabilities between periods were $(24.3) million primarily due to the increase of 2005 Publishing advertising and newsstand receivables as the result of a turnaround in the segment as compared to decrease of 2004 receivables. The Publishing changes were partially offset due to the Broadcasting increases in 2005 deferred television production costs, as the result of the launch of the new television series in 2005.

Cash Flows from Investing Activities

Cash flows provided by (used in) investing activities were $40.1 million, $(58.3) million and $(39.8) million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash flows provided by investing activities in 2006 resulted from the sales of short-term investments of $238.2 million partially offset by the purchase of short-term investments of $(189.8) million and capital expenditures of $(8.3) million. Proceeds from the sales of short-term investments covered the Company's uses of operating and financing cash as described in this section. Cash used for capital expenditures was due to the investment in the website *Marthastewart.com*, leasehold improvements to Company offices and the purchase of two fractional ownership interests in corporate aircraft.

Cash flows used in investing activities in 2005 resulted from the purchase of short-term investments of $137.9 million and capital expenditures of $9.8 million, partially offset by the sales of short-term investments of $89.4 million. Cash used for capital expenditures of $(9.8) million was primarily for the build-up of the television studios for *The Martha Stewart Show*.

Cash flows used in investing activities in 2004 resulted from the purchase of short-term investments of $40.9 million, the acquisition of certain assets of *Body+Soul* magazine and the *Dr. Weil's Self Healing* newsletter of $6.6 million as well as capital expenditures $0.9 million, partially offset by the sales of short-term investments of $8.7 million. The Company used cash for capital expenditures of $(0.9) million primarily for Corporate purchases of desktop computers.

Cash Flows from Financing Activities

Cash flows (used in) provided by financing activities were $(26.1) million, $4.3 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash flows used in 2006 was primarily due to dividends paid of $(26.1) million. In late July 2006, our Board of Directors declared a special one-time dividend of $0.50 per share. The special dividend was paid on September 14, 2006, to stockholders of record on August 31, 2006. The value of these dividends is $26.9 million.

Cash flows provided from financing activities in 2005 and 2004 was primarily due to proceeds received from exercise of stock options, partially offset by the cash costs associated with remitting payroll related tax obligations associated with the vesting of certain restricted stock grants.

Cash Requirements

The Company's commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under these leases are included in Note 11 to the consolidated financial statements on page F-21 and are summarized in the table below:

	Payments due by period (in thousands)				
Contractual Obligations	*Total*	*Less than 1 year*	*1-3 years*	*3-5 years*	*More than 5 years*
Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$ 33,548	$ 10,011	$ 16,689	$ 4,090	$ 2,758
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	—	—	—	—	—
Total	$ 33,548	$ 10,011	$ 16,689	$ 4,090	$ 2,758

In addition to our contractual obligations, we expect to have capital expenditures in 2007 of approximately $6.0 - $6.5 million due to the continued development of the website *Marthastewart.com*. In addition, 2007 capital expenditures will include upgrading the corporate IT and physical infrastructure.

The Company expects to meet its cash requirements for 2007 obligations and operating costs due to positive cash flows from operations generated as a result of improved financial performance.

We also have a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. In 2005, we defaulted on an affirmative loan covenant covered under our promissory note with Bank of America. The covenant was waived and subsequently modified and we are now compliant. As of December 31, 2006, we had no outstanding borrowings under this facility. Of a total line of $5.0 million, we currently have letters of credit drawn on $2.1 million.

Our expectations for long-term liquidity are in line with our outlook for 2007 cash requirements. The Company does not have any significant future obligations other than those listed in the table above. Future financial performance is expected to continue to grow providing funding for any future operating, capital or other expenditures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

The Emerging Issues Task Force reached a consensus in May 2003 on Issue No. 0021, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) which became effective for revenue arrangements entered into in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. The Company has applied the guidance included in EITF 00-21 in establishing revenue recognition policies for its arrangements with multiple deliverables. For agreements with multiple deliverables, if the Company is unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then the company will account for the deliverables as a combined unit of accounting rather than separate units of accounting. As a result, revenue is recognized straight-lined over the contract term.

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. Newsstand revenues in our Publishing segment are recognized based upon assumptions with respect to future returns. We base our estimates on our historical experience and current market conditions. Reserves are adjusted regularly based upon actual results. We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. Licensing based revenue, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific terms of each contract. Under certain agreements, revenue is accrued based on actual sales while others contain minimum guarantees that are earned evenly over the fiscal year. Revenue related to our agreement with Kmart is recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognize a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by our partners on a quarterly basis. Television advertising revenues are recorded when the related commercial is aired and is recorded net of agency commission, estimated reserves for television audience underdelivery and NBC distribution fees. Internet advertising revenues based on the sale of impression-based advertisements are recorded in the period in which the advertisements are delivered.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates on existing contracts for programs, historical advertising rates and ratings as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Intangible Assets

A substantial portion of our intangible assets is goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. All of the Company's goodwill is attributable to certain magazines in its Publishing segment. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. Our impairment review process compares the fair value of the reporting unit (magazines) in which the goodwill resides to its carrying value.

In 2006 and 2005, the Company estimated future cash flows based upon individual magazine historical results, current trends and operating cash flows to access the fair value. In 2004, the Company engaged an external valuation services firm to report on the fair value of the Company's goodwill. No impairment charges were recorded in 2006, 2005 and 2004.

Long-Lived Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period in which the advertising effort takes place.

Non-Cash Equity Compensation

We currently have several stock incentive plans that permit us to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans are stock options and restricted shares of common stock. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our stock price, expected life of the option, and expected cancellations.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in the three most recent fiscal years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 9, "Income Taxes" in the consolidated financial statements for additional information.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

None.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-3 through F-25 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Management's Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Part of the procedures includes the convening of the Company's disclosure committee, the members of which are appointed by our CEO and/or CFO. The disclosure committee is charged with assisting with overseeing the accuracy and timeliness of our disclosure documents and monitoring the integrity of our disclosure controls and procedures. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we record, process, summarize and report the information we must disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms.

Evaluation of Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2006, we upgraded our servers, disk storage systems and tape-backups, and relocated these systems to an off-site data center. In connection with this migration, we designed, applied, and tested internal controls related to the new facility. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have determined that, during the fourth quarter of fiscal 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our management's assessment of our internal control over financial reporting. The attestation report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that Martha Stewart Living Omnimedia, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martha Stewart Living Omnimedia, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Martha Stewart Living Omnimedia, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the related consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Martha Stewart Living Omnimedia, Inc. and our report dated March 9, 2007 expressed an unqualified opinion thereon.

Ernst + Young

Ernst & Young LLP
New York, New York
March 9, 2007

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is set forth in our Proxy Statement for our annual meeting of stockholders scheduled to be held on May 16, 2007 (our "Proxy Statement") under the captions "ELECTION OF DIRECTORS — Information Concerning Nominees," "INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER," "MEETINGS AND COMMITTEES OF THE BOARD — Code of Ethics" and "— Audit Committee," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item is set forth in our Proxy Statement under the captions "MEETINGS AND COMMITTEES OF THE BOARD — Compensation Committee Interlocks and Insider Participation," "COMPENSATION OF OUTSIDE DIRECTORS," "DIRECTOR COMPENSATION TABLE," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS," "SUMMARY COMPENSATION TABLE," "GRANTS OF PLAN-BASED AWARDS IN 2006," "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END," "OPTION EXERCISES AND STOCK VESTED DURING 2006," and "POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL" and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is set forth in our Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EQUITY COMPENSATION PLAN INFORMATION" and is hereby incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is set forth in our Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "MEETINGS AND COMMITTEES OF THE BOARD — Corporate Governance" and is hereby incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item is set forth in our Proxy Statement under the caption "PRINCIPAL ACCOUNTANT FEES AND SERVICES" and is hereby incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) Exhibits:

Exhibit Number		*Exhibit Title*
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to our Registration Statement on Form S-1, File Number 333-84001 [the "Registration Statement"]).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to the Registration Statement).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated September 17, 2004 (incorporated by reference to the Company's quarterly report on Form 10-Q for the period ended September 30, 2006).
4.2	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to the Company's quarterly report on Form 10-Q for the period ended September 30, 2006).
10.1	—	Form of Stockholders' Agreement (incorporated by reference to the Registration Statement).
10.2	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.2.1, 10.2.2 and 10.31.†
10.2.1	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 [the "1999 10-K"]) as amended by Exhibits 10.2.2 and 10.31.†
10.2.2	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 [the "June 2000 10-Q"]) as amended by Exhibit 10.31.†
10.3	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.32.†
10.4	—	Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (incorporated by reference to the Registration Statement).†
10.5	—	Form of Employment Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement) as amended by Exhibit 10.20.†
10.6	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement).
10.7	—	Form of Location Rental Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement) as amended by Exhibit 10.7.1 and 10.21.
10.7.1	—	Amendment, dated as of January 1, 2003, to Location Rental Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K"]) as amended by Exhibit 10.21.
10.8	—	Lease, dated as of September 24, 1992, between Tishman Speyer Silverstein Partnership and Time Publishing Ventures, Inc., as amended by First Amendment of Lease dated as of September 24, 1994 between 11 West 42 Limited Partnership and Time Publishing Ventures, Inc. (incorporated by reference to the Registration Statement).
10.9	—	Lease, dated as of March 31, 1998, between 11 West 42 Limited Partnership and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).

10.10 — Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).

10.10.1 — First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to the 1999 10-K).

10.11 — Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 [the "June 2001 10-Q"]).

10.12 — License Agreement, dated June 21, 2001 by and between Kmart Corporation and MSO IP Holdings, Inc. (incorporated by reference to the June 2001 10-Q) as amended by Exhibit 10.22.

10.14.1 — Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 [the "2000 10-K"]) as amended by Exhibits 10.14.2 and 10.14.3.†

10.14.2 — Amendment, dated January 28, 2002, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and between Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 [the "2001 10-K"]) as amended by Exhibit 10.14.3.†

10.14.3 — Amendment, dated as of January 1, 2003, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, as amended, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 [the "2002 10-K"]).

10.15 — Investment Agreement, dated as of January 8, 2002, by and among Martha Stewart Living Omnimedia, Inc., The Martha Stewart Family Limited Partnership, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd (incorporated by reference to the 2001 10-K).

10.16 — 2002 Executive Severance Pay Plan (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).†

10.17 — 2002 Performance-Based Executive Bonus Plan (incorporated by reference to the 2002 10-K).†

10.18 — 2003 Key Executive Bonus Plan (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 [the "2003 10-K"]).†

10.20 — Amendment, dated as of March 15, 2004 to the Employment Agreement, dated October 22, 1999, as amended, by and between the Company and Martha Stewart (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 [the "March 2004 10-Q"]).†

10.21 — Amendment, dated as of March 15, 2004 to the Location Rental Agreement, dated October 22, 1999, as amended, by and between the Company and Martha Stewart (incorporated by reference to the March 2004 10-Q).†

10.22 — Amendment, dated as of April 22, 2004 to the License Agreement, by and between MSO IP Holdings, Inc. and Kmart Corporation, dated June 21, 2001 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

10.23 — Employment Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the September 23, 2004 8-K).†

10.24 — Location Rental Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the September 23, 2004 8-K).†

10.25 — Letter Agreement dated September 17, 2004 between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the September 23, 2004 8-K).†

10.26 — Employment Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to our Current Report on Form 8-K filed on November 16, 2004 [the "November 16, 2004 8-K"]).†

10.27 — Restricted Stock Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to the November 16, 2004 8-K).†

10.28 — Stock Option Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to the November 16, 2004 8-K).†

10.29 — 2005 Executive Severance Pay Plan (incorporated by reference to our Current Report on Form 8-K filed on January 6, 2005).†

10.30 — Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Inventive Plan (incorporated by reference to our Current Report on Form 8-K filed on January 14, 2005).

10.31 — Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 17, 2005 [the "May 17, 2005 8-K"]).

10.32 — Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).

10.33 — Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the May 17, 2005 8-K).†

10.34 — Employment Agreement dated as of May 2, 2005, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to our Current Report on Form 8-K filed on June 10, 2005).†

10.35 — Employment Agreement dated as of July 21, 2005, between Martha Stewart Living Omnimedia, Inc. and John R. Cuti (incorporated by reference to our Current Report on Form 8-K filed on September 8, 2005).†

10.36 — Consulting Agreement dated as of October 21, 2005 between Martha Stewart Living Omnimedia, Inc. and CAK Entertainment Inc., an entity for which Mr. Charles A. Koppelman serves as Chairman and Chief Executive Officer (incorporated by reference to our Current Report on Form 8-K filed on October 21, 2005 [the "October 21, 2005 8-K"]).†

10.37 — Consulting Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to the October 21, 2005 8-K).

10.38 — Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to the October 21, 2005 8-K).

10.39 — Employment Agreement dated as of November 15, 2005, between Martha Stewart Living Omnimedia, Inc. and Sheraton Kalouria (incorporated by reference to our Current Report on Form 8-K filed on November 22, 2005).†

10.40 — Separation Agreement dated as of March 7, 2006, between Martha Stewart Living Omnimedia, Inc. and James Follo (incorporated by reference to our Current Report on Form 8-K filed on March 8, 2006).

10.41 — Employment Agreement dated as of July 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Holly Brown (incorporated by reference to our Current Report on Form 8-K filed on July 26, 2006).†

10.42 — Employment Agreement dated as of July 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Howard Hochhauser (incorporated by reference to our Current Report on Form 8-K filed on July 26, 2006).†

10.43 — Warrant Registration Rights Agreement dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to the Company's quarterly report on Form 10-Q for the period ended September 30, 2006).

10.44 — Letter Agreement dated as of October 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to our Current Report on Form 8-K filed on October 25, 2006).

10.45 — Bonus Conversion Policy (incorporated by reference to our Current Report on Form 8-K filed on February 27, 2007).

10.46 — Form of Restricted Stock Unit Award Agreement (incorporated by reference to our Current Report on Form 8-K filed on February 27, 2007).

21* — List of Subsidiaries.

23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† *indicates management contracts and compensatory plans*

* *indicates filed herewith*

Disclosures Required by Section 303A.12 of the NYSE Listed Company Manual

Section 303A.12 of the NYSE Listed Company Manual requires the Chief Executive Officer of each listed company to certify to the NYSE each year that he or she is not aware of any violation by the listed company of any of the NYSE corporate governance listing standards. The Chief Executive Officer of MSO submitted the required certification without qualification to the NYSE as of June 2006. In addition, the certifications of the Chief Executive Officer and the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX 302 Certifications") with respect to MSO's disclosures in its Annual Report on Form 10-K for the year ended December 31, 2005 were filed as Exhibits 31.1 and 31.2 to such Annual Report on Form 10-K. The SOX 302 Certifications with respect to MSO's disclosures in its Form 10-K for the year ended December 31, 2006 are being filed as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: ______________________

Name: Susan Lyne

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	*Title*
Susan Lyne	President, Chief Executive Officer and Director (Principal Executive Officer)
Howard Hochhauser	Chief Financial Officer (Principal Financial and Accounting Officer)
Rick Boyko	Director
Michael Goldstein	Director
Jill A. Greenthal	Director
Charles Koppelman	Chairman of the Board
Wenda Harris Millard	Director
Thomas C. Siekman	Lead Independent Director
Bradley E. Singer	Director

Each of the above signatures is affixed as of March 14, 2007.

CERTIFICATIONS

I, Susan Lyne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d) - 15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007



President, and Chief Executive Officer

CERTIFICATIONS

I, Howard Hochhauser, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d) - 15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2007

Howard Hochhauser

Chief Financial Officer

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2006 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2007

Susan Lyne
President & Chief Executive Officer

Dated: March 14, 2007

Howard Hochhauser
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

Financial Statement Schedule:

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule referenced in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, Martha Stewart Living Omnimedia, Inc. adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

Ernst + Young

Ernst & Young LLP
New York, New York
March 9, 2007

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands except per share data)

	2006	2005	2004
REVENUES			
Publishing	$ 156,559	$ 125,765	$ 95,960
Merchandising	69,504	58,819	53,386
Internet	15,775	11,258	27,512
Broadcasting	46,503	16,591	10,580
Total revenues	288,341	212,433	187,438
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	138,213	125,929	116,661
Selling and promotion	74,190	71,037	58,422
General and administrative	70,173	85,981	65,687
Depreciation and amortization	8,598	7,797	6,672
Total operating costs and expenses	291,174	290,744	247,442
OPERATING LOSS	(2,833)	(78,311)	(60,004)
Interest income, net	4,511	3,423	1,799
Legal Settlement	(17,090)	—	—
LOSS BEFORE INCOME TAXES	(15,412)	(74,888)	(58,205)
Income tax provision	(838)	(407)	(868)
LOSS FROM CONTINUING OPERATIONS	(16,250)	(75,295)	(59,073)
Loss from discontinued operations	(745)	(494)	(526)
NET LOSS	$ (16,995)	$ (75,789)	$ (59,599)
LOSS PER SHARE			
Basic and diluted — Loss from continuing operations	$ (0.32)	$ (1.48)	$ (1.19)
Basic and diluted — Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Basic and diluted — Net loss	$ (0.33)	$ (1.49)	$ (1.20)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and Diluted	51,312	50,991	49,712
DIVIDENDS PER COMMON SHARE	$ 0.50	n/a	n/a

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(in thousands except per share data)

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 28,528	$ 20,249
Short-term investments	35,321	83,788
Accounts receivable, net	70,319	55,381
Inventories, net	4,448	3,910
Deferred television production costs	4,609	6,507
Income taxes receivable	482	519
Other current assets	3,857	4,366
Total current assets	147,564	174,720
PROPERTY, PLANT AND EQUIPMENT, net	19,616	19,797
INTANGIBLE ASSETS, net	53,605	53,680
OTHER NON-CURRENT ASSETS	7,262	5,631
Total assets	$ 228,047	$ 253,828
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 28,053	$ 28,545
Accrued payroll and related costs	13,646	7,488
Income taxes payable	1,011	476
Current portion of deferred subscription revenue	28,884	31,060
Current portion of deferred royalty revenue	3,159	6,578
Total current liabilities	74,753	74,147
DEFERRED SUBSCRIPTION REVENUE	10,032	8,688
DEFERRED REVENUE	9,845	7,321
OTHER NON-CURRENT LIABILITIES	2,460	3,041
Total liabilities	97,090	93,197
COMMITMENTS AND CONTIGENCIES		
SHAREHOLDERS' EQUITY		
Class A common stock, $.01 par value, 350,000 shares authorized: 26,109 and 24,882 shares issued in 2006 and 2005, respectively	261	249
Class B common stock, $.01 par value, 150,000 shares authorized; 26,791 and 26,873 shares outstanding in 2006 and 2005, respectively	268	269
Capital in excess of par value	257,014	242,770
Accumulated deficit	(125,811)	(81,882)
	131,732	161,406
Less Class A treasury stock — 59 shares at cost	(775)	(775)
Total shareholders' equity	130,957	160,631
Total liabilities and shareholders' equity	$ 228,047	$ 253,828

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	Class A Common Stock		Class B Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated deficit)	Class A Treasury Stock		Total
	Shares	Amount	Shares	Amount			Shares	Amount	
Balance at January 1, 2004	19,628	$ 196	30,059	$ 301	$ 183,437	$ 53,506	(59)	$ (775)	$ 236,665
Net loss	—	—	—	—	—	(59,599)	—	—	(59,599)
Conversion of shares	786	8	(786)	(8)	—	—	—	—	—
Shares returned on net treasury basis	—	—	(150)	(2)	2	—	—	—	—
Issuance of shares in conjunction with stock options exercises	824	9	—	—	4,294	—	—	—	4,303
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	422	4	—	—	(3,244)	—	—	—	(3,240)
Non-cash equity compensation	—	—	—	—	9,499	—	—	—	9,499
Balance at December 31, 2004	21,660	217	29,123	291	193,988	(6,093)	(59)	(775)	187,628
Net loss						(75,789)	—	—	(75,789)
Conversion of shares	1,828	18	(1,828)	(18)	—	—	—	—	—
Shares returned on net treasury basis	—	—	(422)	(4)	4	—	—	—	—
Issuance of shares in conjunction with stock options exercises	585	6	—	—	7,954	—	—	—	7,960
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	809	8	—	—	(3,717)	—	—	—	(3,709)
Expense associated with common stock warrant	—	—	—	—	31,755	—	—	—	31,755
Non-cash equity compensation	—	—	—	—	12,786	—	—	—	12,786
Balance at December 31, 2005	24,882	249	26,873	269	242,770	(81,882)	(59)	(775)	160,631
Net loss	—	—	—	—	—	(16,995)	—	—	(16,995)
Shares returned on a net treasury basis	—	—	(82)	(1)	1	—	—	—	—
Issuance of shares in conjunction with stock options exercises	151	1	—	—	1,582	—	—	—	1,583
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	332	3	—	—	(794)	—	—	—	(791)
Issuance of shares in conjunction with warrant exercises	744	8	—	—	—	—	—	—	8
Common stock dividends	—	—	—	—	—	(26,934)	—	—	(26,934)
Expense associated with common stock warrant	—	—	—	—	2,261	—	—	—	2,261
Non-cash equity compensation	—	—	—	—	11,194	—	—	—	11,194
Balance at December 31, 2006	26,109	$ 261	26,791	$ 268	$257,014	$(125,811)	(59)	$ (775)	$ 130,957

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (16,995)	$ (75,789)	$ (59,599)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	8,598	7,797	6,672
Deferred income tax expense	—	—	3,851
Non-cash equity compensation	13,811	44,580	9,499
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable, net	(14,938)	(24,050)	9,049
Inventories	(538)	1,319	2,256
Other current assets	509	(793)	1,135
Deferred television production costs	1,898	(6,507)	3,465
Other non-current assets	(1,946)	1,145	(2,328)
Accounts payable and accrued liabilities	5,626	1,021	(4,812)
Income taxes	572	5,867	3,979
Deferred subscription revenue	(832)	4,920	2,124
Deferred royalty revenue	(895)	10,461	3,438
Other non-current liabilities	(581)	(320)	(955)
	(11,125)	(6,937)	17,351
Net cash used in operating activities	(5,711)	(30,349)	(22,226)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(8,342)	(9,822)	(947)
Purchases of short-term investments	(189,755)	(137,876)	(40,909)
Sales of short-term investments	238,222	89,398	8,700
Acquisition of business, net of cash acquired	—	—	(6,600)
Net cash provided by (used in) investing activities	40,125	(58,300)	(39,756)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(26,101)	—	—
Proceeds from exercise of stock options	750	7,960	4,303
Issuance of stock, warrants and restricted stock, net of cancellations and tax liabilities	(784)	(3,709)	(3,240)
Net cash provided by (used in) financing activities	(26,135)	4,251	1,063
Net increase (decrease) in cash	8,279	(84,398)	(60,919)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,249	104,647	165,566
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 28,528	$ 20,249	$ 104,647

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading creator of original how-to content and related products for homemakers and other consumers. The Company's business segments are Publishing, Merchandising, Internet and Broadcasting. The Publishing segment primarily consists of the Company's magazine operations, and also those related to its book operations. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income. The Internet segment comprises the website *Marthastewart.com*, operations relating to direct-to-consumer floral business, sales of digital photo products, and the catalog, *Martha Stewart: The Catalog For Living*, which was discontinued in early 2005. The Broadcasting segment primarily consists of the Company's television production operations which produce television programming that airs in syndication and on cable, and also those related to its radio operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase.

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months on the date of acquisition. Unrealized gains/losses were insignificant.

Revenue Recognition

The Emerging Issues Task Force reached a consensus in May 2003 on Issue No. 0021, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) which became effective for revenue arrangements entered into in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. The Company has applied the guidance included in EITF 00-21 in establishing revenue recognition policies for its arrangements with multiple deliverables. For agreements with multiple deliverables, if the Company is unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then the company will account for the deliverables as a combined unit of accounting rather than separate units of accounting. As a result, revenue is recognized straight-lined over the contract term.

Magazine advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is amortized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of product placement costs paid to resellers. Estimated returns are recorded based upon historical experience.

Television advertising revenues are recognized when the related commercial is aired and is recorded net of agency commission, estimated reserves for television audience underdelivery and NBC distribution fees. Television licensing revenues are recorded as earned in accordance with the specific terms of each agreement.

Licensing revenues from our radio program are recorded on a straight-line basis over the term of the agreement.

Internet advertising revenues based on the sale of impression-based advertisements are recorded in the period in which the advertisements are delivered.

Product revenues are recognized upon shipment of goods to customers. Shipping and handling expenses are included in cost of goods sold. Estimated returns are recorded based on historical experience.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Merchandising licensing-based revenue is accrued on a monthly basis, based on the specific terms of each contract. Under certain agreements, revenue is accrued based on actual sales, while others contain minimum guarantees that are earned evenly over the fiscal year. Revenue related to our agreement with Kmart is recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognize the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by our partners on a quarterly basis.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates on existing contracts for programs, historical advertising rates and ratings as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Intangible Assets

Commencing January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to annual assessment for impairment by applying a fair-value based test.

The Company reviews goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. In 2006 and 2005, the Company estimated future cash flows based upon individual magazine historical results, current trends, and operating and cash flows to assess the fair value. No impairment charges were recorded in 2006 and 2005.

The components of the intangible assets as of December 31, 2006 are set forth in the schedule below, and are reported entirely within the publishing business segment.

The components of intangible assets are as follows:

(in thousands)	Publishing Goodwill	Accumulated Amortization –Publishing –Goodwill	Publishing Trademarks	Publishing Subscriber Lists	Accumulated Amortization-Publishing Subscriber Lists	Total
Balance January 1, 2005	$ 67,841	$ (14,752)	$ 500	$ 900	$ (225)	$ 54,264
Adjustments to goodwill	16	—	—	—	—	16
Amortization expense	—	—	—	—	(600)	(600)
Balance December 31, 2005	$ 67,857	$ (14,752)	$ 500	$ 900	$ (825)	$ 53,680
Adjustments to goodwill	—	—	—	—	—	—
Amortization expense	—	—	—	—	(75)	(75)
Balance December 31, 2006	$ 67,857	$ (14,752)	$ 500	$ 900	$ (900)	$ 53,605

Impairment of Long-lived assets

The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using the Company's best estimates based on reasonable assumptions and projections, it records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. The Company evaluates intangible assets with finite useful lives by individual magazine title, which is the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets that are not magazine specific at a consolidated entity or segment reporting unit level, as appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company estimates fair values based on the future expected cash flows. The Company estimates future cash flows based upon segment level historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market, and regulatory changes. If actual results differ from the Company's estimate of future cash flows, it may record additional impairment charges in the future.

For the years ended December 31, 2006, 2005 and 2004, no impairment charge was recorded.

Deferred Income Tax Asset Valuation Allowance
We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in the three most recent fiscal years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 9, "Income Taxes" in the consolidated financial statements for additional information.

Inventories
Inventories consisting of paper and product merchandise are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Advertising Costs
Advertising costs, consisting primarily of direct-response advertising, are expensed in the year incurred.

Reclassification Adjustments
Certain prior year financial information has been reclassified to conform with fiscal 2006 financial statement presentation. In accordance with Staff Accounting Bulletin Topic 14F, "Share-Based Payment", non-cash equity compensation expense has been reclassified to production, distribution and editorial, selling and promotion, and general and administrative expense lines (the same lines as cash compensation paid to the same recipients) out of non-cash equity compensation expense.

Loss Per Share
Basic loss per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock. For the years ended December 31, 2006, 2005, and 2004, the antidilutive options, warrants, and restricted stock that were excluded from the computation of diluted earnings per share, because their effect would have been antidilutive, were 3,404,478, 5,095,000 and 4,901,000 with a weighted average exercise price of $18.45, $25.44, and $13.55, respectively.

Options granted under the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan are not included as they are not dilutive (see Note 8).

Property, Plant and Equipment
Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

Costs incurred to develop the Company's website are required to be capitalized and amortized over the estimated useful life of the website in accordance with EITF 00-2, "Accounting for Web Site Development Costs" and Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." For the year ended 2006, we capitalized $3.0 million of costs associated with the website development, of which $0.2 million were employee compensation expenses. Amortization of these capitalized costs will occur over the useful life of the website and will commence upon the launch of the website in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The useful lives are as follows:

Studios sets	2–10 years
Furniture, fixtures and equipment	3–5 years
Computer hardware and software	3–5 years
Leasehold improvements	life of lease

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Equity Compensation

We currently have several stock incentive plans that permit us to grant various types of share-based incentives to key employees, directors and consultants. See Note 8, "Employee and Non-Employee Benefit and Compensation Plans" for a detailed discussion of share-based incentives. The primary types of incentives granted under these plans are stock options and restricted shares of common stock. The Compensation Committee of the Board of Directors (the "Committee") may grant up to a maximum of 10,000,000 underlying shares of common stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Option Plan"), and up to a maximum of 600,000 underlying shares of common stock under the Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan"). In November 1997, the Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan"). The Company has an agreement with Martha Stewart whereby she will periodically return to the Company shares of Class B common stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. Accordingly, options outstanding under this plan are not dilutive. In 2004, 150,000 shares were returned under the agreements, representing shares due the Company as of December 31, 2003. In 2005, 422,000 shares were returned under the agreement representing shares due the Company as of December 31, 2004. In 2006, 82,306 shares were returned under the agreement representing shares due the Company as of December 31, 2005. No further awards will be made from this plan.

Prior to January 1, 2006, we accounted for these plans under SFAS 123. As permitted under this standard, compensation cost was recognized using the intrinsic value method described in Accounting Principles Board Opinion ("APB") No. 25. Effective January 1, 2006, we adopted the fair-value recognition provisions of SFAS 123R and Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified prospective transition method; therefore prior periods have not been restated. Compensation cost recognized in the twelve-month periods ended December 31, 2006 includes the relevant portion (the amount vesting in the respective periods) of share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model.

Black-Scholes Assumptions

The Black-Scholes option pricing model requires numerous assumptions, including, expected volatility of our stock price, expected life of the option, and expected cancellations. In the fourth quarter of 2006, the Company re-examined its volatility calculation that had previously included all historical closing prices since the Company's initial public offering in 1999. However, we believe that the historical closing prices in 2006 more accurately represent the volatility of our stock and are generally consistent with the implied market volatility of our publicly traded options and in line with our industry peer group. Therefore, we determined our current volatility calculation using historical closing prices starting January 1, 2006. The Company plans to use this starting date on a going forward basis as well. For presentation purposes, our Black-Scholes model represents a blend of assumptions including our 2006 updated volatility for those options that are priced at year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options and Warrants

Stock options are granted with exercise prices not less than the fair market value of our common stock at the time of the grant, and with an exercise term not to exceed 10 years. The Committee determines the vesting period for our stock options. Generally, employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Non-employee director options are subject to various vesting schedules ranging from one to three years. The vesting of certain option awards to non-employees is generally contingent upon the satisfaction of various milestones. Severance of a participant in the Martha Stewart Living Omnimedia, Inc. Executive Severance Plan also triggers accelerated vesting of all participant equity awards. During the twelve months ended December 31, 2006, we granted 970,833 options comprised of 77,500 options granted to our Board of Directors for a new director grant as well as continuing service grants, 60,000 non-employee options pursuant to an agreement with an agency which provided the Company with marketing communications and consulting services, and a warrant to purchase up to 833,333 shares pursuant to an agreement with Mark Burnett in exchange for television consulting and advisory services. Of the 60,000 options granted for marketing communications and consulting services, 30,000 are contingent and vest upon satisfaction of performance milestones. All 833,333 shares associated with the Mark Burnett warrant are contingent and vest upon satisfaction of performance milestones. During the twelve months ended December 31, 2005, the Company granted the Chairman of the Board and Director of the Company options to purchase 400,000 shares of the Company's Class A common stock pursuant to consulting arrangements. Of the 400,000 options granted, 200,000 options are contingent and vest upon satisfaction of performance milestones.

See further discussion of consulting agreements in Note 8, "Employee and Non-Employee Benefit and Compensation Plans".

As a result of adopting SFAS 123R on January 1, 2006, the Company's income before taxes and net income for the three-month period ended December 31, 2006, are $0.5 million lower than if we continued to account for stock-based compensation under APB 25. For the twelve-month period ended December 31, 2006, our loss before taxes and net loss are $2.4 million higher. This resulted in a $(0.01) decrease in our reported earnings per share for the three months ended December 31, 2006, and a $(0.05) increase in our reported loss per share for the twelve months ended December 31, 2006. Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of our condensed consolidated statements of operations. As of December 31, 2006, there was $11.6 million of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted average period of one year.

The intrinsic values of options exercised during the twelve months ended December 31, 2006 and 2005 were not significant. The total cash received from the exercise of stock options for the twelve months ended December 31, 2006 and 2005 was $0.8 million and $8.0 million respectively, and is classified as financing cash flows.

No options were granted to employees during the twelve months ended December 31, 2006. The fair value of the non-employee options granted during the twelve months ended December 31, 2006, including the fair value of contingent awards where vesting restrictions lapsed in 2006, was estimated on the date of their grant, or the date vesting provisions lapsed, using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2006
Risk-free interest rates	4.5% – 5.2%
Dividend yields	Zero
Expected volatility	35.5% – 65.7%
Expected option life	2.5 – 9.5 years
Average fair market value per option granted	$7.29–$14.59

This table represents a blend of assumptions including our 2006 updated volatility for those options that are priced at year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in outstanding options under the 1997 Option Plan during the twelve-month period ending December 31, 2006 are as follows:

	Number of options	*Weighted average exercise price*
Outstanding as of December 31, 2005	114,581	$ 0.60
Exercised	(54,937)	0.60
Outstanding as of December 31, 2006	59,644	$ 0.60
Options exercisable at December 31, 2006	59,644	$ 0.60
Options available for grant at December 31, 2006	Zero	

Changes in outstanding options under the 1999 Option Plan and the Non-Employee Director Plan during the twelve-month period ending December 31, 2006 are as follows:

	Number of options	*Weighted average exercise price*
Outstanding as of December 31, 2005	1,686,208	$ 18.13
Granted	137,500	17.68
Exercised	(96,108)	7.54
Cancelled	(4,250)	11.34
Outstanding as of December 31, 2006	1,723,350	$ 18.70
Options exercisable at December 31, 2006	1,187,512	$ 18.24
Equity available for grant at December 31, 2006	5,532,699	

The following table summarizes information about the stock options outstanding under the Company's option plans as of December 31, 2006:

		Options Outstanding		*Options Exercisable*	
Range of Exercise Price Per Share	*Weighted Average Remaining Contractual Life in Years*	*Number Outstanding*	*Weighted Average Exercise Price*	*Number Exerciable*	*Weighted Average Exercise Price*
$0.60	0.9	59,644	$ 0.60	59,644	$ 0.60
$6.78-$10.61	2.7	292,092	8.14	237,088	7.90
$14.90-$15.75	4.1	18,725	15.38	18,725	15.38
$15.90	5.1	150,000	15.90	150,000	15.90
$16.45-$18.90	6.8	670,633	18.45	429,799	18.65
$19.92-$26.25	7.6	240,100	21.04	100,100	22.00
$26.56-$33.75	6.0	351,800	27.72	251,800	27.39
$0.60-$33.75	5.7	1,782,994	$ 18.09	1,247,156	$ 17.40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the pro forma effect on net loss and basic and diluted loss per share for the years ended December 31, 2005 and 2004 if we had applied the fair value recognition provisions of SFAS 123 to options granted under our stock option plans. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option pricing model.

	2005	2004
Risk-free interest rates	3.74%	3.47%
Dividend yields	Zero	Zero
Expected volatility	68.3%	68.5%
Expected option life	3.0 years	4.7 years
Average fair market value per option granted	$ 12.01	$ 9.06

Under SFAS 123, compensation cost is recognized in the amount of the estimated fair value of the options over the relevant vesting periods. The pro forma effect on net loss for the years ended December 31, 2005 and 2004, were as follows:

(in thousands except per share data)	2005	2004
Net loss, as reported	$ (75,789)	$ (59,599)
Add back: Total stock option based employee compensation expense included in net loss	3,496	5,149
Deduct: Total stock option based employee compensation expense determined under fair value based method for all awards	(5,512)	(7,136)
Pro forma net loss	$ (77,805)	$ (61,586)
Loss per share:		
Basic and diluted – as reported	$ (1.49)	$ (1.20)
Basic and diluted – pro forma	$ (1.53)	$ (1.24)

Restricted Stock

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. In 2005, the market value of restricted stock awards on the date of grant was recorded as a reduction of capital stock. In connection with the adoption of SFAS 123R in 2006, we reclassified the unamortized restricted stock to additional paid-in capital. Restricted stock is expensed ratably over the restriction period, ranging from three to four years. Restricted stock expense for the three months ended December 31, 2006 and 2005 was $2.4 million and $1.7 million, respectively. Restricted stock expense for the twelve months ended December 31, 2006 and 2005 was $7.7 million and $7.2 million, respectively.

A summary of our nonvested restricted stock shares as of December 31, 2006 and changes during the twelve month period ended December 31, 2006 is as follows:

(in thousands except per share data)	*Shares*	*Weighted Average Grant Date Value*
Nonvested at December 31, 2005	708,943	$ 16,997
Granted	449,105	7,855
Vested (1)	(204,121)	(4,876)
Forfeitures	(83,633)	(1,924)
Nonvested at December 31, 2006	870,294	$ 18,052

(1) Included in these gross shares vested during the period ended December 31, 2006, 62,798 shares of our common stock were surrendered by recipients in order to fulfill their tax withholding obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of nonvested shares is determined based on the closing stock price of our common stock on the grant date. The weighted-average grant date fair values of nonvested shares granted during the periods ended December 31, 2006 and 2005 were $7.9 million and $17.2 million respectively. As of December 31, 2006 there was $10.8 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of 1.8 years.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). This statement supersedes SFAS 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," and APB 25, "Accounting for Stock Issued to Employees." The statement is effective for interim or annual periods beginning after January 1, 2006. Accordingly, effective January 1, 2006, we adopted the fair-value recognition provisions of SFAS 123R. See Note 2, "Equity Compensation" for further information on the adoption of SFAS 123R.

In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold which a tax position is required to meet before being recognized in the financial statements. It further provides guidance on derecognition and measurement of tax positions. Disclosure requirements under this guidance will include a rollforward of the beginning and ending unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within a year. FIN 48 is effective for fiscal years beginning after December 15, 2006. See Note 9, "Income Taxes" for further discussion on the adoption of FIN 48.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS 157 will be effective for the Company on January 1, 2008 and will be applied prospectively. The Company is currently assessing whether adoption of SFAS 157 will have an impact on our financial statements but does not believe the adoption of SFAS 157 will have a material impact on its financial position, cash flows, or results of operations.

3. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
Advertising	$ 26,722	$ 20,208
Licensing	41,273	31,527
Other	6,085	5,952
	74,080	57,687
Less: reserve for credits and uncollectible accounts	3,761	2,306
	$ 70,319	$ 55,381

As of December 31, 2006 and 2005, accounts receivable from Kmart were approximately $35.1 million and $28.8 million, respectively.

4. INVENTORIES

The components of inventories at December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
Paper	$ 4,448	$ 3,910

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
Studios and equipment	$ 4,202	$ 10,304
Furniture, fixtures and equipment	9,071	10,426
Computer hardware and software	22,938	18,708
Leasehold improvements	26,716	23,948
Total Property, Plant and Equipment	62,927	63,386
Less: accumulated depreciation and amortization	43,311	43,589
Net Property, Plant and Equipment	$ 19,616	$ 19,797

Depreciation and amortization expense related to property, plant and equipment was $8.5 million, $7.2 million and $6.4 million, for the years ended December 31, 2006, 2005 and 2004, respectively.

6. LINE OF CREDIT

The Company has an agreement with Bank of America, N.A. for a line of credit in the amount of $5.0 million with an interest rate equal to LIBOR plus 1.0% per annum and an expiration date of June 30, 2007. In 2005, we defaulted on an affirmative loan covenant covered under our promissory note with Bank of America. The covenant was waived and subsequently modified and we are now compliant. As of December 31, 2006, the Company did not have any amounts outstanding under this agreement.

7. STOCKHOLDERS' EQUITY

Common Stock

The Company has two classes of common stock outstanding. The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Each share of Class B common stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A stock at the option of the holder and automatically upon most transfers.

In late July 2006, our Board of Directors declared a one-time special dividend of $0.50 per share for a total value of $26.9 million. During September 2006, the Company paid $26.1 million in dividends.

8. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute any percentage of compensation to the plan, up to a maximum of 25% or the maximum allowable contribution by the IRS ($0.02 million in 2006, $0.01 million in 2005 and 2004), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $1.1 million, $0.9 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Employee Stock Compensation Plans

In 2002, the Company issued 185,000 shares of restricted stock to certain executives. The stock vested on the second anniversary date of the grant, August 2004. The aggregate market value of the restricted stock at the date of issuance of $1.3 million was recorded as unamortized restricted stock which is a separate component of shareholders' equity and was amortized over the two-year vesting period, net of cancellations due to employee terminations prior to vesting. Accordingly, the Company recognized amortization of non-cash equity compensation of $0.2 million and $0.5 million in the years ended December 31, 2004 and 2003, respectively.

In November 2003, the Company completed two stock option exchange offers with its employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

One offer allowed certain employees to exchange 4,300,000 stock options for 994,000 restricted stock units. The units vested 50% on the first anniversary of the grant and the remaining 50% vested on the second anniversary of the grant provided that the employee was still employed by the Company. The aggregate value of the restricted stock units of $10.8 million on the date of issuance was amortized as expense over the two year vesting period, net of cancellations due to terminations prior to vesting. Accordingly, the Company recognized amortization of non-cash equity compensation of $3.5 million, $4.4 million, and $1.0 million in the years ended December 31, 2005, 2004 and 2003, respectively.

The second offer allowed certain employees to exchange 575,000 stock options for an aggregate cash award of $1.1 million. The award vested on June 30, 2004. The Company amortized as expense the total cash award paid over the eight-month vesting period, net of cancellations due to terminations prior to vesting. Accordingly, the Company recognized compensation expense of $0.8 million and $0.3 million in the years ended December 31, 2004 and 2003, respectively.

In November 2004, the Company issued 200,000 shares of restricted stock to its President and Chief Executive Officer, of which 150,000 shares vest ratably on the first, second and third anniversaries of the grant date based upon continued service vesting requirements. The remaining 50,000 shares vest either on the completion of seven years of service or the maintenance of a specified market price of the Company's stock for a specified period of time. The aggregate market value of the restricted stock at the date of issuance of $3.8 million was recorded as a reduction to capital in excess of par value which is a separate component of shareholders' equity. In December 2004, 25,000 shares met the conditions of an accelerated vest clause and the Company recognized the remaining unamortized portion of this restricted stock grant in the fourth quarter of 2004. The remaining 25,000 shares met the conditions of another accelerated vest clause in January 2005, and the Company accordingly recognized the pro-rata portion of their related amortization expense in the year ended December 31, 2005. In the aggregate, $0.9 million and $1.1 million was recognized as non-cash equity compensation expense in the year ended December 31, 2006 and 2005, respectively, related to this restricted stock grant.

In January 2005, the Company granted 324,370 shares of restricted stock through the Executive Level Incentive Program ("ELIPS") to 67 employees. The shares vest 50% on the second and third anniversaries of the grant date based upon continued service vesting requirements. The market value of the restricted stock was $9.2 million on the date of the grant. This amount is being charged to non-cash equity compensation, net of the impact of cancellations, over the respective vesting period and totaled $2.1 million and $3.8 million in the years ended December 31, 2006 and 2005, respectively.

In January 2006, the Company granted to executives 321,976 shares of restricted stock to 70 ELIPS employees. The shares vest 33% on the first and second, and 34% on the third anniversary of the grant date based upon continued service vesting requirements. The market value of the restricted stock was $5.6 million on the date of the grant. This amount is being charged to non-cash equity compensation, net of the impact of cancellations, over the respective vesting period and totaled $1.8 million in the year ended December 31, 2006.

Non-Employee Equity Compensation Plans

In consideration of the execution of a consulting agreement under which Mark Burnett has agreed to act as an advisor and consultant to the Company with respect to various television matters, in September 2004, the Company issued to Mr. Burnett a warrant to purchase 2,500,000 shares of the Company's Class A Common Stock at an exercise price of $12.59 per share. Under the initial agreement, the shares covered by the warrant would vest and become exercisable in three tranches, subject to the achievement of various milestones achieved with respect to certain television programs. The first two tranches representing a total of 1,666,666 shares vested in 2005 and were exercised in 2006. However, under the terms of this warrant, the third tranche (i.e., 833,333 shares) did not vest. No shares remain eligible for issuance under this warrant.

On August 11, 2006, in connection with Mr. Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued an additional warrant to Mr. Burnett to purchase up to 833,333 shares at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. In 2007, the portion of the warrant related to the clearance of season three of the syndicated show vested and was subsequently exercised. The remaining half of the warrant may vest and become exercisable subject to the achievement of various milestones relating to the production of *The Martha Stewart Show*. This warrant will also expire on March 17, 2012. For the three- and twelve-month periods ended December 31, 2006, the Company recognized approximately $2.0 million and $2.3 million, respectively, in non-cash equity compensation related to this warrant. The non-cash equity compensation expense related to the warrants was valued using the following assumptions: risk-free interest rate – 5.16%; dividend yield – zero; expected volatility – 35.5%; contractual life – 5.21 years; average fair market value per option granted – $13.16.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Both of Mr. Burnett's warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrants issued to Mr. Burnett are not covered by the Company's existing equity plans. In addition to the new warrant, the Company also entered into a registration rights agreement with Mr. Burnett. Mr. Burnett has exercised his right to obligate the Company to effect a shelf registration under the Securities Act of 1933, as amended, covering the resale of the shares of common stock issuable upon the exercise of either warrant. The Company registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission.

In March 2006, the Company entered into an agreement with an agency which will provide the Company with marketing communications and consulting services. In September 2006, the Company entered into a new agreement with this agency which superseded in its entirety the March agreement. Pursuant to the new agreement, the Company has granted the agency an option to purchase 60,000 shares of the Company's Class A Common Stock under the Company's 1999 Option Plan with an exercise price equal to $18.31 per share, which was the closing price on the date of the agreement. 30,000 of the shares subject to the option vested immediately. The remaining 30,000 shares subject to the option were to vest on December 31, 2006, contingent upon the Company receiving certain specified deliverables from the agency. As of December 31, 2006, the Company determined that the vesting provisions had not yet been satisfied. During the three- and twelve-month periods ended December 31, 2006, the Company recorded non-cash equity compensation expense of $0.3 million related to the shares which vested upon contract execution. The vested shares were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate – 5.07%; dividend yield – zero; expected volatility – 64%; contractual life – 5.0 years; average fair market value per option granted – $10.58.

In January 2005, The Company entered into a consulting agreement with Charles Koppelman who was then the Vice Chairman and Director of the Company. In October 2005, the Company entered into a two-year consulting agreement with CAK Entertainment, Inc., an entity for which Mr. Charles Koppelman serves as Chairman and Chief Executive Officer. Each of these agreements contains non-cash equity compensation terms which are further discussed in Note 10, Related Party Transactions.

Executive Bonus Plan

During 2003, the Company adopted the 2003 Key Executive Bonus Plan. Under the plan, the Company made periodic cash payments to certain executives who remain employed by the Company. The plan expired on December 31, 2004 and the remaining payments under the plan were paid shortly thereafter. The Company recognized the expected total expense of the plan ratably over the term of the plan.

The amount recognized as expense for the years ended December 31, 2004 and 2003 were $3.1 million and $0.5 million, respectively.

Other

In the fourth quarter of 2004, the Company incurred a non-cash equity compensation charge of $3.9 million resulting from the modification of the terms of certain previously granted employee stock options related to the retirement of our previous Chief Executive Officer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. SFAS 109 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $62.1 million for 2006. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The (provision) benefit for income taxes consists of the following for the years ended December 31, 2006, 2005, and 2004:

(in thousands)	2006	2005	2004
CURRENT INCOME TAX (EXPENSE)/BENEFIT			
Federal	$ (399)	$ (20)	$ 1,755
State and local	(77)	(96)	1,401
Foreign	(362)	(291)	(173)
Total current income tax (expense)/benefit	(838)	(407)	2,983
DEFERRED INCOME TAX EXPENSE			
Federal	—	—	(3,754)
State and local	—	—	(97)
Total deferred income tax expense	—	—	(3,851)
Income tax provision from continuing operations	$ (838)	$ (407)	$ (868)

A reconciliation from the federal income tax (provision)/benefit from continuing operations at the statutory rate to the effective rate for the years ended December 31, 2006, 2005, and 2004 is as follows:

(in thousands)	2006	2005	2004
Computed tax at the federal statutory rate of 35%	$ 5,655	$ 26,384	$ 20,556
State income taxes, net of federal benefit	(50)	(62)	848
Non-deductible compensation	(5,486)	(994)	(1,608)
Non-deductible expense	(226)	(164)	(163)
Non-deductible litigation settlement	(5,981)	—	—
Non-taxable foreign income	225	232	152
Non-taxable interest income	6	10	253
Valuation allowance	4,816	(26,104)	(28,286)
Benefit of net operating loss ("NOL") and tax credits carried back or forward	240	—	7,090
Other	(37)	291	290
Provision for income taxes	$ (838)	$ (407)	$ (868)
Effective tax rate	5.2%	0.5%	1.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
DEFERRED TAX ASSETS		
Provision for doubtful accounts	$ 1,020	$ 990
Accrued rent	1,465	1,667
Reserve for newsstand returns	1,319	1,182
Accrued compensation	6,594	15,948
Deferred royalty revenue	4,015	2,947
NOL/credit carryforwards	46,211	45,276
Depreciation and amortization	1,034	3,200
Other	648	468
Total deferred tax assets	62,306	71,678
DEFERRED TAX LIABILITIES		
Prepaid expenses	(165)	(102)
Total deferred tax liabilities	(165)	(102)
Valuation allowance	(62,141)	(71,576)
NET DEFERRED TAX ASSET	$ —	$ —

At December 31, 2006, the Company had aggregate net operating loss carryforwards of $92.3 million (before-tax) or $44.8 million (after-tax), which will be available to reduce future taxable income through 2025, with the majority expiring in years 2024 and 2025. To the extent that the Company achieves positive net income in the future, the net operating loss carryforwards may be able to be utilized and the Company's valuation allowance will be adjusted accordingly. The Company has a federal tax credit carryforward of $1.4 million which begins to expire in 2014. The Company is currently the subject of various ongoing federal, state and local audits. The Company has filed a protest in response to an IRS assessment of the 2000 tax year. Upon audit, $2.2 million of deductions for location rental expenditures was disallowed. The Company has been granted an appeal. MSO believes the $2.2 million was an ordinary and necessary business expense, deductible pursuant to I.R.C. §162. As part of the 2001 through 2003 tax year audits, the IRS has identified similar concerns regarding the location rental expenditure deductions taken by the Company. The Company believes the deductions taken were ordinary and necessary business expense, deductible pursuant to I.R.C. §162. Additionally, the Company has sufficient NOLs to offset any potential settlement related to the location fee deduction taken in 2002, and the amount of the deduction in 2001 and 2003 was $2.0 million and $2.5 million, respectively. Although the outcome of each of the audits cannot be predicted with certainty, or in certain cases an estimate cannot reasonably be made as of December 31, 2006, the Company has made accounting estimates as required under U.S. GAAP. Accordingly, the Company recorded an accrual of $0.8 million for income tax liabilities related to ongoing federal, state, and local audits. The Company's balance sheet reflects a receivable in the amount of $0.5 million, which represents refundable federal and state income taxes.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition of tax positions. The recognition threshold and measurement attribute is part of a two-step tax position evaluation process prescribed in FIN 48. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations. The cumulative effect of the implementation of FIN 48 will be approximately a $0.8 million increase in the liability for unrecognized tax benefits, which will be accounted for as an increase in the January 1, 2007 balance of accumulated deficit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS

In 2004, Martha Stewart submitted a claim, pursuant to the Corporation's By-Laws, for reimbursement of certain expenses relating to her defense of the count of the federal criminal indictment against her alleging she made false and misleading statements intended to influence the price of the Company's stock. Ms. Stewart's defense of this count was successful and a judgment of acquittal was entered in her favor. The Company and Ms. Stewart submitted the question of whether or not she is entitled to indemnification to an independent expert on Delaware law. On March 15, 2005, the independent expert determined that Ms. Stewart is entitled to indemnification. Accordingly, the Company reimbursed Ms. Stewart $2.8 million for this claim. The Company was reimbursed a substantial portion of these expenses under its Directors & Officers insurance policy.

The Company has entered into a location rental agreement with Martha Stewart, whereby the Company uses various properties owned by Martha Stewart. Under a location rental agreement dated September 2004, the Company pays Ms. Stewart $0.5 million annually for use of her properties, which increased to $0.8 million in years in which the Company is producing any original network, cable or syndicated television program for which Martha Stewart serves as on-air talent. Under a location rental agreement that terminated in June 2004, the Company paid Ms. Stewart $2.5 million annually for use of her properties. The fees for use of these properties under the location rental agreements amounted to $0.8 million, $0.6 million and $1.4 million in 2006, 2005 and 2004, respectively.

During 2005, the Company paid $0.2 million to a company owned by Martha Stewart, principally for reimbursement of expenses incurred on the Company's behalf in connection with business meetings and entertainment. During 2005, the Company also paid $0.2 million for reimbursement of a portion of the cost of a computer network and telecommunications system, as well as $0.1 million for security gates, all at her primary residence. In 2006 and 2004, a company owned by Martha Stewart reimbursed the Company $0.4 million and $0.3 million, respectively, for certain services provided by Company personnel.

In 2001, the Company entered into a split dollar life insurance arrangement with Martha Stewart and a partnership controlled by her (the "Partnership") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole-life insurance policy insuring Ms. Stewart and owned by and benefiting the Partnership. The Company will be repaid the cumulative premium payments it has made upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of repayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of December 31, 2006, the aggregate amount paid by the Company under this arrangement is $2.2 million.

In January 2005, the Company entered into a new consulting agreement with Charles Koppelman who was then Vice Chairman and a Director of the Company. Pursuant to the terms of the agreement, Mr. Koppelman was paid a fee of $0.5 million per annum, payable monthly, and was issued 50,000 shares of restricted stock under our 1999 Option Plan, which would vest upon the Company entering into a merchandising licensing agreement. The vesting provisions of the restricted stock were met in May 2005 at which point the shares had an aggregate value of $1.3 million. Because the shares were issued as a result of the execution of a licensing agreement, the value of the shares is amortized over the four-year term of the agreement, which began in November 2005. Non-cash compensation expense recognized in connection with these shares was $0.08 million and $0.3 million for the three- and twelve-month periods ended December 31, 2006, respectively.

In addition, Mr. Koppelman received 200,000 options under our 1999 Option Plan to purchase shares of the Company's Class A common stock with an exercise price equal to the stock's fair market value on the date of grant. The options vest 50% on the first and second anniversary and have a 10-year term. The options had an aggregate value of $3.3 million on the date of issuance, based upon the Black-Scholes option pricing model. The expense associated with these options is recognized over the two-year vesting period based upon their fair value at the end of each period. For the three- and twelve-month periods ended December 31, 2006, the Company recognized $0.2 million and $1.0 million, respectively, in non-cash equity compensation expense related to these options. The options were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate – 5.04%; dividend yield – zero; expected volatility – 35.5%; contractual life – 8.1 years; average fair market value per option granted – $9.38.

In October 2005, the Company entered into a two-year consulting agreement with CAK Entertainment, Inc. an entity for which Mr. Charles Koppelman serves as Chairman and Chief Executive Officer. Mr. Koppelman was Chairman of the Board and Director of the Company at the time of the agreement and thereafter. The agreement extends for a third year unless terminated by either party. Pursuant to the terms of the consulting arrangement, CAK Entertainment will make the consulting services of Mr. Koppelman available on a non-exclusive basis to assist the Company's President and Chief Executive Officer in identifying and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

addressing strategic opportunities for the Company, including, without limitation, helping to identify, develop, design, structure and negotiate transactions or other business collaborations involving merchandising (through catalogs, direct marketing, Internet commerce, and/or retail stores); book publishing; magazine, radio and television ventures; and other areas in which the Company may seek to do business.

In consideration for Mr. Koppelman's services, the Company agreed to pay CAK Entertainment $0.7 million per annum, payable in equal monthly installments. This annual amount supersedes the annual compensation payable to Mr. Koppelman pursuant to the January 2005 consulting agreement between the Company and Mr. Koppelman. In addition, the Company agreed to grant Mr. Koppelman (i) options to purchase 200,000 shares of the Company's Class A common stock under our 1999 Option Plan, with an exercise price equal to the stock's fair market value on date of grant, and (ii) 75,000 shares of restricted stock, also under our 1999 Option Plan. Mr. Koppelman also will be eligible to receive a performance fee of up to $3.0 million conditioned upon the achievement of certain performance milestones. The options, shares of restricted stock and earn-out of the performance fee are all subject to performance-based vesting conditions. Upon execution of this agreement, vesting conditions related to the issuance of 25% of the restricted stock, options, and the performance fee were met. Accordingly, the risk of forfeiture lapsed with respect to 18,750 restricted shares, which had an aggregate value of $0.3 million on the date of vesting. Mr. Koppelman vested in 50,000 options which had an aggregate value of $0.7 million on the date of vesting, based upon the Black-Scholes option pricing model, and Mr. Koppelman received $0.6 million of his performance fee. In April 2006, the Compensation Committee determined a further vesting condition relating to the issuance of 5% of the restricted stock, options and the performance fee had been met. Accordingly, the risk of forfeiture lapsed with respect to 3,750 shares, which had an aggregate value of $0.1 million on the date of vesting. Mr. Koppelman vested in 10,000 options which had an aggregate value of $0.1 million on the date of vesting, based upon the Black-Scholes option pricing model and Mr. Koppelman received $0.1 million of his performance fee. Because the shares and options were issued as a result of the execution of a merchandising agreement, the value of the shares and options will be amortized over the remaining five year term of the agreement; the amortization is expected to begin during the second quarter of 2007. Accordingly, the Company has not begun to recognize non-cash compensation expense related to this merchandising agreement. As of December 31, 2006, additional vesting conditions relating to the issuance of 1% of the restricted stock, options and the performance fee were met. Accordingly, the risk of forfeiture lapsed with respect to 938 shares, which had an aggregate value of $0.02 million on the date of vesting. Mr. Koppelman vested in 2,500 options which had an aggregate value of $0.02 million on the date of vesting, based upon the Black- Scholes option pricing model and Mr. Koppelman received $0.03 million of his performance fee. As of December 31, 2006, Mr. Koppelman is 31% vested in his consulting agreement.

For the three- and twelve-months ended December 31, 2006, the Company recognized $0.2 million and $0.7 million, respectively, as a consulting expense under this consulting agreement.

As part of his services as Chairman of the Board, Mr. Koppelman receives an annual retainer of $0.1 million. In addition, Mr. Koppelman was granted 25,000 shares of the Company's Class A Common Stock for continuing to serve as Chairman of the Board.

The Company employed Martha Stewart's sister-in-law in the years ended December 31, 2006, 2005, and 2004 for aggregate compensation of $0.2 million in each year. The Company employed Martha Stewart's brother-in-law in the years ended December 31, 2006, 2005, and 2004 for aggregate compensation of $0.1 million in each year. The Company employed Martha Stewart's daughter in the years ended December 31, 2006 and 2005 for aggregate compensation of $0.2 million and $0.1 million, respectively. The Company paid Martha Stewart's sister a consulting fee of $0.1 million for editorial services in the year ended December 31, 2005. The Company employed Martha Stewart's sister in the year ended December 31, 2004 for aggregate compensation of $0.1 million.

The Company employed the daughter of Charles Koppelman, Chairman of the Board of the Company, during the years ended December 31, 2006 and 2005 for aggregate compensation of $0.1million in each year.

During 2006, the Company paid $0.2 million to a design firm for professional services. The husband of Gael Towey, an executive officer of the Company, is a partner in the firm.

In 2005, the Company made a financial commitment of $0.1 million to the VCU Adcenter with which Rick Boyko, a Company Director, is affiliated. The VCU Adcenter is part of the non-profit Virginia Commonwealth University.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment for terms extending through 2016 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $12.7 million, $11.2 million, and $10.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The following is a schedule of future minimum payments under operating leases at December 31, 2006, including amounts related to the discontinued operations of The Wedding List business (see Note 13):

(in thousands)	*Operating Leases*
2007	$ 10,011
2008	8,278
2009	8,411
2010	2,416
2011	1,674
Thereafter	2,758
Total minimum lease payments	$ 33,548

Legal Matters

As previously reported, beginning in August 2002, a number of complaints asserting claims under the federal securities laws against the Company were filed in the U.S. District Court for the Southern District of New York. On February 3, 2003, those actions were consolidated under the caption *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation*, 02-CV-6273 (JES) (the "Class Action"). The Class Action also names Martha Stewart and seven of the Company's other present or former officers (Gregory R. Blatt, Sharon L. Patrick, and five other Company officers) as defendants. The claims in the Class Action relate to Ms. Stewart's sale of 3,928 shares of ImClone Systems stock on December 27, 2001. The plaintiffs allege that the Company, Ms. Stewart, and the other defendants violated Sections 10(b) (and related rules), 20(a) and 20A of the Securities Exchange Act of 1934 by omitting material information and making materially false and misleading statements about Ms. Stewart's sale. The plaintiffs allege that, as a result of these false and misleading statements, the market price of the Company's stock was inflated during the period from January 8, 2002 to October 2, 2002 and dropped after the alleged falsity of the statements became public. The Class Action seeks certification as a class action, damages, attorneys' fees and costs, and further relief as determined by the court.

In December 2006, the parties entered into a Memorandum of Understanding, and in February 2007 the parties entered into, and the court preliminarily approved, a Stipulation and Agreement of Settlement (the "Settlement Agreement"). The Settlement Agreement provides that the Class Action will be settled for $30 million (inclusive of plaintiffs' attorneys' fees and costs), plus interest (the "Settlement Amount"); the Settlement Agreement provides that the Company will pay $25 million plus interest charges, and that Ms. Stewart will pay $5 million. In connection with the settlement, the Company has received approximately $10 million from its insurance carriers. The Settlement Agreement is subject to final Court approval. The Company anticipates that the court will conduct the settlement fairness hearing in the first half of 2007.

Other

The Company has outstanding letters of credit for $2.1 million as security for certain leases as of December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. BUSINESS ACQUISITIONS

In August 2004, the Company acquired certain assets and liabilities of *Body+Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter, which are publications featuring "natural living" content. The primary purpose of the acquisition was to enter a new market and to launch "natural living" as a new lifestyle category and brand for the Company. Consistent with SFAS 141, "Business Combinations," the acquisitions were accounted for under purchase accounting.

In connection with the acquisition of the net assets of *Body+Soul* magazine, the Company recorded tangible assets of $0.6 million, an intangible trademark asset of $0.3 million, and assumed liabilities of $2.7 million based on the receipt of an asset appraisal performed by an external valuation services firm. Goodwill of $6.6 million was recognized as the excess of the purchase price over the fair market value of assets acquired.

In connection with the acquisition of *Dr. Andrew Weil's Self Healing* newsletter net assets, the Company recorded tangible assets of $0.4 million, an intangible subscriber list asset of $0.9 million, an intangible trademark asset of $0.2 million and liabilities assumed of $1.9 million based on the receipt of an asset appraisal performed by an external valuation services firm. Goodwill of $2.2 million was recognized as the excess of the purchase price over the fair market value of assets acquired.

The 2004 results of operations for each acquisition reflect operating results from the date of acquisition through December 31, 2004. The subscriber list intangible asset is subject to an eighteen-month amortization period. For the years ended December 31, 2006 and 2005, $0.08 million and $0.6 million, respectively, were charged to amortization expense.

13. DISCONTINUED OPERATIONS

In June 2002, the Company decided to exit The Wedding List, a wedding registry and gift business that was reported within the Internet business segment. In the second quarter of 2006, a review of the accrual of future lease commitments, net of anticipated sublease rental income, resulted in a charge of $0.4 million. The anticipated sublease income was determined by estimating future cash flows based upon current market conditions. The loss from operations, which is generated primarily from facility related expenses, was as follows (in thousands):

(in thousands)	2006	2005	2004
Net loss from discontinued operations	$ (745)	$ (494)	$ (526)

In the third quarter of 2006, the Company signed a sublease. As a result, there will be no further loss reported from discontinued operations. The additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

The summarized balance sheet of the discontinued operations as of December 31, 2006 and 2005 were as follows:

(in thousands)	2006	2005
Total assets	$ —	$ —
Accounts payable and accrued expenses	(1,140)	(1,024)
Net liabilities of discontinued operations	$ (1,140)	$ (1,024)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $15.6 million, $9.3 million and $7.1 million in 2006, 2005 and 2004, respectively.

During the year ended 2006, 2005, and 2004, the Company's revenues from Kmart Corporation - which predominately is included in the Merchandising segment - were approximately 21%, 26%, and 26% respectively of the total Company's revenues.

Advertising expense, including subscription acquisition costs, was $21.5 million, $22.0 million, and $25.9 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization which is shown separately within "Operating Costs and Expenses."

Interest paid in 2006 was $0.4 million related to the legal settlement. Interest paid in 2005 was $0.02 million. No interest was paid during 2004.

Income taxes paid were $0.4 million, $0.4 million, and $0.3 million for the years ended December 31, 2006, 2005, and 2004 respectively.

15. INDUSTRY SEGMENTS

The Company's industry segments are discussed in Note 1. The accounting policies for our segments are the same as those described in Note 2. Segment information for the years ended December 31, 2006, 2005, and 2004 was as follows:

(in thousands)	*Publishing*	*Merchandising*	*Internet*	*Broadcasting*	*Corporate*	*Consolidated*
2006						
Revenues	$ 156,559	$ 69,504	$ 15,775	$ 46,503	$ —	$ 288,341
Non-cash equity compensation	2,715	967	208	3,006	6,915	13,811
Depreciation and amortization	600	1,021	117	3,026	3,834	8,598
Operating income (loss)	6,026	46,529	(531)	(1,616)	(53,241)	(2,833)
Total assets	82,824	37,734	8,001	17,106	82,382	228,047
Capital expenditures	770	70	3,054	439	4,009	8,342
2005						
Revenues	$ 125,765	$ 58,819	$ 11,258	$ 16,591	$ —	$ 212,433
Non-cash equity compensation	2,154	569	38	17,562	24,257	44,580
Depreciation and amortization	987	845	951	1,321	3,693	7,797
Operating income (loss)	(15,335)	38,709	(3,537)	(27,201)	(70,947)	(78,311)
Total assets	74,968	29,267	3,819	21,222	124,552	253,828
Capital expenditures	242	125	191	6,610	2,654	9,822
2004						
Revenues	$ 95,960	$ 53,386	$ 27,512	$ 10,580	$ —	$ 187,438
Non-cash equity compensation	143	(72)	—	—	9,428	9,499
Depreciation and amortization	472	760	987	230	4,223	6,672
Operating income (loss)	(24,615)	36,427	(8,861)	(8,708)	(54,247)	(60,004)
Total assets	66,914	24,014	5,037	605	168,108	264,678
Capital expenditures	75	177	132	37	526	947

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands except per share data)

Year ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 62,083	$ 68,169	$ 61,050	$ 97,039	$ 288,341
Operating income/(loss)	(7,691)	(1,790)	(7,927)	14,575	(2,833)
Income/(loss) from continuing operations	(6,712)	(662)	(25,090)	16,214	(16,250)
Loss from discontinued operations	(123)	(499)	(123)	—	(745)
Net income/(loss)	$ (6,835)	$ (1,161)	$ (25,213)	$ 16,214	$ (16,995)
Earnings per share — basic and diluted					
Income/(loss) from continuing operations	$ (0.13)	$ (0.01)	$ (0.49)	$ 0.31	$ (0.32)
Loss from discontinued operations	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Net income/(loss)	$ (0.13)	$ (0.02)	$ (0.49)	$ 0.31	$ (0.33)
Weighted average common shares outstanding					
Basic	51,207	51,176	51,220	51,641	51,312
Diluted	51,207	51,176	51,220	52,560	51,312

Year ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 39,545	$ 46,926	$ 41,324	$ 84,637	$ 212,433
Operating income/(loss)	(19,782)	(34,210)	(26,854)	2,535	(78,311)
Income/(loss) from continuing operations	(19,036)	(33,379)	(25,946)	3,066	(75,295)
Loss from discontinued operations	(132)	(120)	(122)	(120)	(494)
Net income/(loss)	$ (19,168)	$ (33,499)	$ (26,068)	$ 2,946	$ (75,789)
Earnings per share — basic and diluted					
Income/(loss) from continuing operations	$ (0.37)	$ (0.65)	$ (0.51)	$ 0.06	$ (1.48)
Loss from discontinued operations	—	—	—	—	(0.01)
Net income/(loss)	$ (0.38)	$ (0.65)	$ (0.51)	$ 0.06	$ (1.49)
Weighted average common shares outstanding					
Basic	50,863	51,166	50,849	51,112	50,991
Diluted	50,863	51,166	50,849	52,154	50,991

Fourth Quarter Items:

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

In the fourth quarter of 2006, the Company recorded royalty income of $2.8 million related to the successful termination of a home video distribution agreement within the Broadcasting segment.

In the fourth quarter of 2005, the Company recorded a non-cash equity compensation charge of $4.1 resulting from the vesting of shares covered by a warrant granted in connection with the participation in a network television series within Corporate expenses.

MARTHA STEWART LIVING OMNIMEDIA, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	*Balance, Beginning of Year*	*Additions Charged to Costs and Expenses*	*Deductions*	*Balance, End of Year*
Allowance for doubtful accounts:				
Year ended December 31,				
2006	$ 1,221	$ 316	$ 330	$ 1,207
2005	944	376	99	1,221
2004	1,126	383	565	944
Reserve for audience underdelivery:				
Year ended December 31,				
2006	$ 1,085	$ 2,951	$ 1,482	$ 2,554
2005	326	1,135	376	1,085
2004	529	(93)	110	326
Reserve for obsolete and excess inventory:				
Year ended December 31, 2006	$ —	$ —	$ —	$ —
2005	286	—	286	—
2004	1,926	(1,640)	—	286
Reserve for product returns:				
Year ended December 31,				
2006	$ —	$ —	$ —	$ —
2005	253	—	253	—
2004	256	2,334	2,337	253
Reserve for valuation allowance on the deferred tax asset:				
Year ended December 31,				
2006	$ 71,576	$ —	$ 9,435	$ 62,141
2005	31,953	45,714	6,091	71,576
2004	—	31,953	—	31,953

NOTICE OF 2007
ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA

(This page has been left blank intentionally.)

April 9, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., which will be held at The Equitable Auditorium located at 787 Seventh Avenue (located between 51st and 52nd Streets), New York, New York, on May 16, 2007, at 4:00 p.m., New York City time.

At this year's stockholders' meeting, you will be asked to elect eight directors to our Board of Directors. Our Board of Directors unanimously recommends a vote FOR this proposal.

It is important that your shares be represented and voted at the Annual Meeting regardless of the size of your holdings. Whether or not you plan to attend the Annual Meeting, you may vote your shares by using the enclosed proxy card, by telephone or via the Internet, as described in the enclosed materials.

Attendance at the Annual Meeting will be limited to stockholders of record as of the close of business on March 27, 2007, and to our invited guests. I look forward to greeting those of you who attend the meeting.

Sincerely,

Susan Lyne
President and Chief Executive Officer

PLEASE NOTE THAT THIS WILL BE A BUSINESS MEETING. The meeting will be limited to stockholders as of the record date (or their authorized representatives) having evidence of their stock ownership as of the record date. If you plan to attend the meeting, please mark the appropriate box on your proxy card. If your stock is held in the name of a bank, broker or other holder of record and you plan to attend the meeting, please bring proof of your ownership as of the record date, such as a bank or brokerage account statement, which you will be required to show at the registration tables at the door. Registration will begin at 2:30 p.m. and seating will begin at 3:30 p.m. Each stockholder will be asked to present valid government-issued picture identification, such as a driver's license or passport. Cameras, recording devices and other similar electronic devices will not be permitted at this meeting.

MARTHA STEWART LIVING OMNIMEDIA, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 16, 2007

To the Stockholders:

The Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held at The Equitable Auditorium located at 787 Seventh Avenue (located between 51st and 52nd Streets), New York, New York, on May 16, 2007, at 4:00 p.m., New York City time, for the following purposes:

1. To re-elect our eight current directors to our Board of Directors, each to hold office for a term of approximately one year ending on the date of our next succeeding annual meeting of stockholders or until such director's respective successor shall have been duly elected and qualified; and

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on March 27, 2007 are entitled to notice of, and to vote at, the Annual Meeting. You may examine a list of such stockholders for any purpose germane to the meeting during the 10-day period preceding the meeting at our offices located at 11 West 42nd Street, New York, New York 10036 during ordinary business hours.

This Notice and the enclosed Proxy Statement and proxy card are first being mailed to our stockholders on or about April 9, 2007.

By order of the Board of Directors,

JOHN R. CUTI
Secretary & General Counsel

New York, New York
April 9, 2007

Your vote is important. Whether or not you expect to attend the meeting in person, we urge you to sign, date and return the enclosed proxy card at your earliest convenience in the postage-paid envelope provided. In the alternative, stockholders may vote via the internet or telephone as described in the enclosed materials.

MARTHA STEWART LIVING OMNIMEDIA, INC.

11 West 42nd Street, New York, New York 10036

PROXY STATEMENT

In this Proxy Statement, the terms we, us, our, the Company and MSO refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation, and, unless the context requires otherwise, to Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

This Proxy Statement first mailed on or about April 9, 2007 is being furnished to holders of our Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by our Board of Directors for use at our Annual Meeting of Stockholders (the "Annual Meeting") to be held for the purposes described in this Proxy Statement. Each copy of this Proxy Statement mailed to holders of our Class A Common Stock and Class B Common Stock is accompanied by a form of proxy for use at the Annual Meeting.

At the Annual Meeting, our stockholders will be asked:

1. To re-elect our eight current directors to our Board, each to hold office for a term of approximately one year ending on the date of our next succeeding annual meeting of stockholders or until such director's respective successor shall have been duly elected and qualified; and

2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

DATE, TIME AND PLACE OF MEETING

The Annual Meeting will be held on May 16, 2007, at 4:00 p.m. New York City time, at The Equitable Auditorium located at 787 Seventh Avenue (located between 51st and 52nd Streets), New York, New York.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on March 27, 2007 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote and each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 26,610,943 shares of Class A Common Stock and 26,791,206 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, our founder. As a result, Ms. Stewart controls the vote on all stockholder matters.

VOTING AND REVOCATION OF PROXIES

The proxy card accompanying this Proxy Statement is solicited on behalf of our Board for use at the Annual Meeting. You are requested to complete, date and sign the accompanying proxy card and promptly return it in the accompanying envelope or otherwise mail it to us pursuant to the directions on the card. In the alternative, you may vote via the Internet or telephone as indicated in the enclosed materials. All proxies that are properly executed and returned to us and that are not subsequently revoked will be voted at the Annual Meeting in accordance with the instructions indicated thereon. If no instructions are indicated, such proxies will be voted FOR the proposal described in this Proxy Statement.

Our Board does not currently intend to bring any business before the Annual Meeting other than the election of directors. So far as is known to our Board, no other matters are to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted on such matters in accordance with the judgment of the persons voting such proxies.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to Automatic Data Processing a written notice, bearing a date later than that indicated on the proxy, stating that the proxy is revoked;
- signing and delivering a subsequently dated proxy relating to the same shares prior to the vote at the Annual Meeting; or
- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc. c/o Automatic Data Processing, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the collective voting power represented by our Class A Common Stock and Class B Common Stock issued and outstanding on the Record Date (the "Total Voting Power"), which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors requires that a plurality of the votes represented, in person or by proxy, at the Annual Meeting be voted in favor of the proposal, assuming that a quorum is present. Accordingly, the eight directorships to be filled at the Annual Meeting will be filled by the eight nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of, or withheld with respect to, any or all nominees; votes that are withheld, although counted for purposes of determining whether there is a quorum at the Annual Meeting, will have no effect on the outcome of the vote. Abstentions and broker non-votes have no effect for purposes of the election of directors, as only votes "for" are counted in determining which nominees have received the highest number of affirmative votes.

SOLICITATION OF PROXIES AND EXPENSES

We will bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, telegram, letter, facsimile, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Following the original mailing of the proxies and other soliciting materials, we will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, we will, upon the request of the record holders, reimburse such holders for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES

At the Annual Meeting, a Board of eight directors will be elected to hold office until our next Annual Meeting or until their successors are duly elected and qualified. Although our management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies that are not revoked will be voted for a substitute designated by the Board.

All of the nominees for election as directors at the Annual Meeting, Rick Boyko, Michael Goldstein, Jill A. Greenthal, Charles A. Koppelman, Susan Lyne, Wenda Harris Millard, Thomas C. Siekman and Bradley E. Singer, currently serve as directors of the Company and are standing for re-election. Each of the Company's nominees for director was recommended by our Nominating and Corporate Governance Committee.

The name and certain background information about each of the Board's nominees for election is set forth below. There are no family relationships among directors or executive officers of the Company.

Susan Lyne – President, Chief Executive Officer and Director, age 56. Ms. Lyne has served as our President and Chief Executive Officer since November 2004 and as one of our directors since June 2004. From January 2002 to May 2004, Ms. Lyne was the President of ABC Entertainment and held various executive positions at the ABC television network from 1998 to 2002. From 1996 to 1998, she was Executive Vice President of Walt Disney Pictures and Television, Inc. Ms. Lyne also serves as a director of CIT Group Inc.

Charles A. Koppelman – Chairman of the Board of Directors, age 67. Mr. Koppelman has served as our Chairman since June 2005 and as one of our directors since July 2004. Mr. Koppelman currently serves as Chairman and Chief Executive Officer of CAK Entertainment Inc., a music and entertainment business. From 1990 to 1994, he served first as Chairman and Chief

Executive Officer of EMI Music Publishing and then from 1994 to 1997 as Chairman and Chief Executive Officer of EMI Records Group, North America. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as Chairman of the Board of that company from 2000 to May 2004.

Rick Boyko – Director, age 58. Mr. Boyko has served as one of our directors since June 2004. Mr. Boyko currently serves as the Managing Director of the VCU Adcenter, a graduate program in advertising at Virginia Commonwealth University. From 1997 through 2003, Mr. Boyko served as Co-President and Chief Creative Officer of Ogilvy & Mather, New York. In 1998, Mr. Boyko assumed the additional responsibility of Chief Creative Officer of the North American region. Mr. Boyko joined Ogilvy & Mather Worldwide, Inc. in 1989 and held various executive creative positions.

Michael Goldstein – Director, age 65. Mr. Goldstein has served as one of our directors since June 2004. From June 2001 to May 2006, Mr. Goldstein was Chairman of the Toys "R" Us Children's Fund, Inc., a charitable foundation. Mr. Goldstein was Chairman of the Board of Toys "R" Us, Inc. from February 1998 to June 2001, Vice Chairman of the Board and Chief Executive Officer from February 1994 to February 1998, and served as acting Chief Executive Officer from August 1999 to January 2000. Mr. Goldstein is also a director of United Retail Group Inc., 4Kids Entertainment, Inc., Medco Health Solutions, Inc., Pacific Sunwear of California, Inc. and Bear Stearns Companies Inc.

Jill A. Greenthal – Director, age 50. Ms. Greenthal was appointed to be one of our directors in February 2006. Ms. Greenthal is a Senior Advisor in the Private Equity group of The Blackstone Group. Prior to January 2007, Ms. Greenthal was a Senior Managing Director in the Corporate Advisory Services group. Prior to joining Blackstone in 2003, Ms. Greenthal was Co-Head of the Global Media Group, Co-Head of the Boston office and a member of the Executive Board of Investment Banking at Credit Suisse First Boston. Ms. Greenthal was also Co-Head of the Boston office of Donaldson, Lufkin and Jenrette before its acquisition by CSFB. Prior to joining DLJ, she was Head of the Media Group at Lehman Brothers. Ms. Greenthal is also a director of Universal Orlando.

Wenda Harris Millard – Director, age 52. Ms. Millard has served as one of our directors since June 2004. Ms. Millard has been the Chief Sales Officer of Yahoo! Inc. since 2001. From 2000 to 2001, she was Chief Internet Officer at Ziff Davis Media and president of Ziff Davis Internet. From 1996 through 2000 Ms. Millard was Executive Vice President and one of the founding members of DoubleClick.

Thomas C. Siekman – Lead Director, age 65. Mr. Siekman has served as our Lead Director since June 2005. He served as Chairman of the Board from July 2004 to June 2005, and has served as a Director since August 2003. He is a director of Idealab, a private company, as well as a Trustee of Merrimack College. He is also a director of the Capital Area chapter of the National Association of Corporate Directors. Mr. Siekman most recently served as "Of Counsel" to Skadden, Arps, Slate, Meagher & Flom LLP during 2003. Prior to joining Skadden, Arps, Slate, Meagher & Flom LLP, Mr. Siekman was Senior Vice President and General Counsel of Compaq Computer Corporation. From 1973 to 1998, he served in various capacities with Digital Equipment Corporation, most recently as Senior Vice President and General Counsel, until Digital was acquired by Compaq in 1998.

Bradley E. Singer – Director, age 40. Mr. Singer has served as one of our directors since December 2003. Mr. Singer has been the Chief Financial Officer and Treasurer of American Tower Corporation since 2001 and has held various executive positions since 2000. From 1997 to 2000, he was an investment banker with Goldman, Sachs & Co. Mr. Singer is also a director of Citizens Communications Corporation.

OUR BOARD RECOMMENDS THAT YOU VOTE *FOR* THE *ELECTION* OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

MEETINGS AND COMMITTEES OF THE BOARD

Our Board met a total of six times, in person and telephonically, during 2006, and our three standing committees met a total of 18 times during 2006. While Mr. Boyko and Ms. Millard attended 73% and 85% respectively, all other directors attended 100% of the meetings of the Board and of the Board committees on which they served. Four of our eight directors at the time of our Annual Meeting in New York City in May 2006 attended in person. Two of our directors participated by phone. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

Our Board currently has a standing Audit Committee, a standing Compensation Committee, and a standing Nominating and Corporate Governance Committee, composed of the following members:

Audit Committee	*Compensation Committee*	*Nominating & Corporate Governance Committee*
Bradley E. Singer (Chairman)	Michael Goldstein (Chairman)	Thomas C. Siekman (Chairman)
Wenda Harris Millard	Rick Boyko	Rick Boyko
Thomas C. Siekman	Jill A. Greenthal	Michael Goldstein

Corporate Governance.

Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"). Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in each of our Corporate Governance Guidelines, the NYSE standards applicable to Board composition, and Section 301 of the Sarbanes-Oxley Act of 2002. According to our company standards, an "independent" director is a director who the Board determines meets the independence criteria of the NYSE as well as the criterion related to contributions to non-profit organizations as described below. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Nominating and Corporate Governance Committee. The independence standards in our Corporate Governance Guidelines provide as follows:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Board has determined that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any 12-month period during the last three years, more than $100,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee; or

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the Nominating and Corporate Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee. A director is presumed not to be independent if the director or the director's spouse is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances. An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

We have posted a copy of our Corporate Governance Guidelines on our website (www.marthastewart.com) under the link for "Investor Relations." Stockholders may request a written copy of the Corporate Governance Guidelines, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

Based on these standards, at its meeting on December 6, 2006, the Board determined that each of the following non-employee directors is independent and has no material relationship with the Company, except as a director and stockholder of the Company:

Rick Boyko
Michael Goldstein
Jill A. Greenthal
Wenda Harris Millard
Thomas C. Siekman
Bradley E. Singer

In reaching this decision, the Board specifically discussed and considered (i) Mr. Boyko's association with the VCU Adcenter (a non-profit entity to which the Company has made contributions), (ii) Ms. Greenthal's association with a fund at Blackstone which has an ownership interest in Michaels, a store that was negotiating an agreement with EK Success (with which the Company has a business relationship) to sell Martha Stewart Crafts products, and (iii) Ms. Millard's status as a senior executive at Yahoo!, a company with which the Company has a licensing agreement. After discussing these relationships and the independence standards set forth above, the Board determined that none of these relationships was material or in any way undermined the independence of the board members involved. The Board affirmatively determined that Susan Lyne is not independent because she is the Company's President and Chief Executive Officer, and that Charles A. Koppelman is not independent because he receives compensation from the Company pursuant to the consulting agreement between the Company and an entity he controls in excess of $100,000 per year.

The non-management members of the Board meet periodically in executive session without management. Under our Corporate Governance Guidelines, these meetings will occur at least three times per year, but in practice substantially all of the meetings of the Board include an executive session. Meetings of non-management directors are chaired by Thomas Siekman, our Lead Director. In addition, our independent directors, led by Mr. Siekman, met separately twice during 2006.

Stockholders or other interested parties who wish to communicate with a member or members of the Board of Directors, including the chair of the Nominating and Corporate Governance Committee or non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and comply with applicable laws and with our internal controls. On February 23, 2007, our Board of Directors approved an amendment to our Code of Ethics. The amendment clarifies that the Code of Ethics has applied and will continue to apply to all employees, officers and directors. The revised Code of Ethics also sets forth revised controls and prohibitions on doing business with related parties, defines the scope of those controls and prohibitions, provides a mechanism for ensuring that employees are informed of these controls and prohibitions, and requires employees to report any relevant relationships. In addition, the amendment enhances the Company's record-keeping and disclosure policies and controls. Finally, the amendment expands the scope of the Company's anonymous whistleblower hotline which permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of our amended Code of Ethics, and will promptly post any further amendments to or waivers of our Code of Ethics, on our website (www.marthastewart.com) under the link for "Investor Relations." Stockholders may request a written copy of the Code of and Ethics, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Singer, who serves as its chairman, Ms. Millard and Mr. Siekman. Mr. Singer is qualified as an audit committee financial expert within the meaning of the applicable rules and regulations of the Securities and Exchange Commission and the Board has determined that Mr. Singer is independent under and has accounting and related financial management expertise within the meaning of the listing standards of the NYSE. As of the date of this proxy statement, Mr. Singer does not serve on the audit committee of any other public company. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditor, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on the Company's website (www.marthastewart.com) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Audit Committee charter.

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);
- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, which are approved by the Audit Committee prior to the completion of the audit;
- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in our annual report on Form 10-K;
- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Form 10-Q, including the results of our independent auditor's review of the quarterly financial statements and disclosures made in management's discussion and analysis;
- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special policies adopted or steps taken in light of any material control deficiencies;
- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles (GAAP), as well as financial information and earnings guidance provided to analysts and rating agencies;
- discuss with management and our independent auditor the effect of regulatory and accounting initiatives as well as any off-balance sheet structures on our financial statements;
- discuss with management our major financial risk exposures and the steps taken by management to monitor and control such exposures, including our risk assessment and risk management policies; and
- prepare the report required by the Securities and Exchange Commission to be included in this Proxy Statement under the caption "REPORT OF THE AUDIT COMMITTEE."

The Audit Committee met nine times during 2006. The Board, in its business judgment, has determined that the members of the Audit Committee meet the independence and experience requirements of the NYSE, Section 10A(m)(3) of the Securities Exchange Act of 1934, and Securities and Exchange Commission rules and regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Goldstein, who serves as its chairman, Mr. Boyko and Ms. Greenthal. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of compensation and management development. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (www.marthastewart.com) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Compensation Committee charter.

Among other actions described in the charter, the Compensation Committee is authorized to:

- review and discuss with management the Company's annual Compensation Discussion and Analysis of executive compensation;
- review our compensation policies and programs at least annually to endeavor to ensure they best facilitate our objective of maximizing stockholder value;
- determine appropriate compensation for the Chairman of the Board;
- review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluate the Chief Executive Officer's performance in light of those goals and objectives;
- establish the base salaries, bonus targets and incentive compensation for the Chief Executive Officer, our other executive officers and members of our senior management;
- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- approve bonus pools for executive and non-executive level employees under our non-equity incentive program and cash bonus awards for our executive officers; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. For example, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors. For 2006, the Compensation Committee engaged Frederick W. Cook & Co, Inc. ("FWC"), a compensation consultant, to provide compensation-related advice and information as requested by the Committee. FWC does not make specific recommendations regarding or otherwise determine any executive officer's or director's compensation or component thereof. The Compensation Committee also consults with Ms. Lyne, our Chief Executive Officer, and Mr. Hochhauser, our Chief Financial Officer, regarding executive compensation matters, and refers to surveys from several third-party providers, all as described in "Compensation Discussion and Analysis."

The Compensation Committee met six times during 2006. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the listing standards of the NYSE.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed of Mr. Boyko, Mr. Goldstein and Ms. Greenthal, each of whom is a non-employee director. No interlocking relationship exists between the Board or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Nominating and Corporate Governance Committee (the "Governance Committee") currently consists of Mr. Siekman, who serves as its chairman, Mr. Boyko and Mr. Goldstein. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is posted on the Company's website (www.marthastewart.com) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Governance Committee charter.

Among other actions described in the charter, the Governance Committee is authorized to:

- periodically review our executive level organizational structure, hiring practices and succession planning;
- seek qualified individuals to become Board members;
- recommend individuals to be nominated for election to the Board at the annual stockholders' meeting;
- recommend to the Board the membership of the Board's various committees;
- report annually to the Board with an assessment of the Board's and management's performance; and
- prepare and recommend corporate governance principles applicable to MSO.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. The Governance Committee may retain a third party executive search firm to identify or assist in the evaluation of candidates. The Governance Committee will also consider as potential nominees for our Board persons recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "PROPOSALS OF STOCKHOLDERS."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather or request the third party search firm to gather additional information about the prospective nominee's background and experience. The Governance Committee then evaluates the prospective nominee taking into account whether the prospective nominee is independent within the meaning of the listing standards of the NYSE and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, and the evaluations of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

The Governance Committee met three times during 2006. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the listing standards of the NYSE. The Governance Committee has recommended that each of the Company's current directors stand for re-election.

COMPENSATION OF OUTSIDE DIRECTORS

In 2006, we paid our Chairman of the Board, Mr. Koppelman, an annual retainer of $75,000, quarterly in equal installments, and provided a grant of 25,000 restricted shares of our Class A Common Stock, which vests in full on the first anniversary of the grant based on continued service. We have additional compensation arrangements with Mr. Koppelman as described below. In addition, each of our independent directors received an annual retainer of $40,000 for serving on our Board, paid in equal quarterly installments. Each non-management director also received a meeting fee of $1,000 for each in-person meeting of our Board that they attended and a fee of $500 for each committee or telephonic Board meeting in which they participated. Also, each of our directors, other than Ms. Lyne, as a continuing director, was granted an option to purchase 7,500 shares of Class A Common Stock immediately after our Annual Meeting in 2006. The chairman of each committee received an additional annual retainer of $7,000. In addition, our lead independent director, Mr. Siekman, received an annual retainer of $7,000. Twenty-five percent of a director's fees are paid in shares of our Class A Common Stock. The remaining 75% of such fees may be paid either in shares of Class A Common Stock or in cash, at the election of the director, under our Non-Employee Director Stock and Option Compensation Plan described below. All directors receive reimbursement of reasonable expenses incurred in connection with participation in our Board and committee meetings.

COMPENSATION OF MR. KOPPELMAN

Our chairman of the board, Charles A. Koppelman, performs certain additional functions not typically associated with the role of Chairman of the Board. Mr. Koppelman also serves as a consultant to the Company. In his role as a consultant, Mr. Koppelman assists Ms. Lyne in identifying and addressing strategic opportunities including, without limitation, helping to identify, develop, design, structure and negotiate transactions or other business collaborations involving merchandising, book publishing, magazine, radio and television ventures, and other areas in which we may seek to do business. Mr. Koppelman performs these services by meeting with members of management as well as with potential business partners.

In order to secure Mr. Koppelman's services, we initially entered into a one-year consulting agreement with Mr. Koppelman on January 24, 2005. Pursuant to that initial agreement, we agreed to pay Mr. Koppelman $450,000 per year, and granted Mr. Koppelman 50,000 restricted shares of our Class A Common Stock subject to performance triggers contained in that agreement. These shares have vested in full. Mr. Koppelman also received an option to purchase 200,000 shares of our Class A Common Stock at an exercise price of $28.55 per share, which also has vested in full. On October 21, 2005, we entered into a two-year consulting arrangement with CAK Entertainment, Inc. ("CAK Entertainment"), an entity controlled by Mr. Koppelman. This second consulting agreement replaced the initial consulting agreement with Mr. Koppelman, though Mr. Koppelman was entitled to keep the equity grants made to him pursuant to the first agreement.

Under the terms of the new consulting agreement, CAK Entertainment makes Mr. Koppelman's consulting services available to us on a non-exclusive basis. In consideration for Mr. Koppelman's services, we pay CAK Entertainment $725,000 per year in equal monthly installments. In addition, we granted Mr. Koppelman (i) an option to purchase 200,000 shares of the Company's Class A Common Stock, with an exercise price equal to $20.35 per share, the stock's fair market value on the date of grant, and (ii) 75,000 restricted shares of our Class A Common Stock, all of which are subject to performance-based vesting. Mr. Koppelman also is eligible to receive a performance fee of up to $2,400,000 conditioned upon the achievement of certain performance milestones and an additional $600,000 if the Company meets certain additional thresholds. To date, the Compensation Committee has determined that 31.25% of the performance milestones have been met. As a result, in addition to the $725,000 consulting fee paid to him in 2006, Mr. Koppelman to date has vested with respect to 23,438 of the restricted shares of Class A Common Stock and that portion of the option representing the right to purchase 62,500 shares of Class A Common Stock; he also has received $750,000 in cash (representing 31.25% of the $2.4 million performance milestone fee), all in connection with his potential bonus under his consulting arrangement.

Our agreement with CAK Entertainment will extend for another year unless either party elects not to extend it. The Compensation Committee will review the agreement prior to its renewal. The Company has also entered into a registration rights agreement with Mr. Koppelman providing for one demand registration right and unlimited piggyback registration rights (subject to customary cutbacks), of all shares of Class A Common Stock owned by Mr. Koppelman, including shares underlying options granted to Mr. Koppelman.

THE NON-EMPLOYEE DIRECTOR STOCK AND OPTION COMPENSATION PLAN

Common Stock and Deferred Compensation

Each non-employee director receives 25% of his or her annual retainer and meeting fees in shares of Class A Common Stock. In addition, non-employee directors may make an annual election to receive shares of Class A Common Stock in lieu of all, or a portion, of such director's remaining fees, in 25% increments. The number of shares of Class A Common Stock granted to a director is equal to the fees payable in equity to the director, divided by the fair market value of a share on the last business day of the period for which payment is being made.

Each director may defer the receipt of his or her cash director fees into an interest-bearing cash account, and/or his or her elected or mandatory shares of Class A Common Stock into a share unit account. Any shares credited to a share unit account will also be credited with additional share units having a value equal to any dividends that would be paid as if the share units credited to the share account were outstanding shares of our Class A Common Stock. When the director leaves our Board or, if earlier, upon a change of control, the amount of cash in his or her cash account, plus a number of shares of Class A Common Stock equal to the number of share units in his or her share unit account, will be delivered to the director, with cash being paid in lieu of any fractional shares.

Options

A new non-employee director is granted an option to purchase 25,000 shares of Class A Common Stock upon being elected or appointed to our Board, which option vests ratably over a three-year period. After each annual meeting of stockholders, each continuing director, other than Ms. Lyne, is granted an option to purchase 7,500 shares of Class A Common Stock, which vests and becomes exercisable on the first anniversary of the date of grant if the director remains a member of our Board at that time. The exercise price for all options is the fair market value of a share of Class A Common Stock on the date of grant.

Each vested option will terminate one year after the director's service on our Board ceases for any reason, other than for cause. If a director is removed for cause, all vested and unvested options will be forfeited. In any event, the options will expire no later than the tenth anniversary of the date of grant. Any unvested options will terminate and be canceled as of the date a director's service on our Board ceases for any reason. All options become fully vested and exercisable upon a change in control.

DIRECTOR STOCK OWNERSHIP GUIDELINES

In March 2005, the Compensation Committee adopted a set of stock ownership guidelines to further the Company's governance policy of encouraging directors to have an equity interest in the Company and to further align their interest with the interests of stockholders. The guidelines provide that each non-management director is expected to own Company shares with a value equal to five times their annual retainer. Consistent with the guidelines for certain employees, directors that do not meet the ownership test are required to hold 75% of their shares of vested restricted stock (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. All our directors are currently in compliance with these guidelines.

The following table provides information on the compensation of our directors for the fiscal year ended December 31, 2006. Ms. Lyne does not currently receive separate compensation for her services as director. In 2004, she received an option to purchase 25,000 shares of the Company's Class A Common Stock upon becoming a director, prior to her becoming a Company employee. For her compensation as our Chief Executive Officer, see Ms. Lyne's compensation discussed in this Proxy Statement under the "Compensation Discussion and Analysis" and the data related to her compensation in the Summary Compensation Table and related tables.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	All Other Compensation	Total
Charles Koppelman (2)	$ 60,387 (3)	$ 612,062 (4)	$ 1,128,274 (5)	$ 755,000 (6)	$ 2,555,723
Rick Boyko (7)	31	47,469	107,487	—	154,987
Michael Goldstein (8)	28,500	28,500	107,487	—	164,487
Jill Greenthal (9)	31,463	10,426	112,048	—	153,937
Wenda Harris Millard (10)	37,902	12,598	107,487	—	157,987
Thomas Siekman (11)	32,791	178,409	98,522	—	309,722
Bradley Singer (12)	43,500	14,500	98,522	—	156,522

(1) For each stock and option award made to directors in 2006, other than those relating to Mr. Koppelman's consulting agreement, the amount represents the amount recognized for financial statement reporting purposes pursuant to the Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123R"). The amount recognized also represents the full grant date fair value of stock awards made in 2006 to each director (other than Messrs. Koppelman and Siekman), calculated as described in the following paragraph, which awards were fully vested upon grant. The amounts recognized for Messrs. Koppelman and Siekman include the expenses associated with additional awards as described in footnote (4) and footnote (11), respectively. The option awards made in 2006 to each director in connection with their service as a continuing director were made on May 17, 2006, with a strike price of $17.31 per share. Each was an option to purchase 7,500 shares with a grant date fair value of $55,950, assuming a price of $7.46 per share pursuant to the Black-Scholes valuation model. Additional option awards to Mr. Koppelman and Ms. Greenthal are described in footnote (5) and footnote (9), respectively. For the assumptions used in these valuations, see Note 2 to our 2006 audited financial statements included within our Annual Report on Form 10-K.

The stock award numbers reflect the aggregate value of quarterly grants of shares of our Class A Common Stock based on the closing price on the last business day of each fiscal quarter. The number of shares granted to each director each quarter was derived based on the cash value of the compensation to which each director was entitled for such quarter divided by the closing price of our Class A common stock on the last business day of such quarter. The respective prices per share of our Class A common stock were: $16.85 on March 31, $16.71 on June 30, $17.76 on September 29 and $21.90 on December 29, 2006. In addition, in connection with our 2006 Annual Meeting, each incumbent director received an option to purchase 7,500 shares of Class A Common Stock. The exercise price for the securities underlying the options granted in connection with the 2006 annual meeting was $17.31, the closing price of our stock on the day of our 2006 annual meeting.

(2) Excluded from the table above is the compensation Mr. Koppelman received in April 2006 in connection with satisfying a certain performance threshold under his consulting agreement. In connection with that threshold, Mr. Koppelman received cash in the amount of $120,000, vested with respect to 3,750 restricted shares of our Class A Common Stock, and vested with respect to that portion of an option representing the right to purchase 10,000 shares of the Company's Class A Common Stock at a price of $20.35 per share. Although Mr. Koppelman received this compensation during 2006, the Company considers this amount as prepaid compensation expense in connection with a product line that has not yet launched. Accordingly, we have not yet expensed these amounts and these amounts do not appear in this table.

As of December 31, 2006, Mr. Koppelman had options representing the right to purchase 432,500 shares of Class A Common Stock outstanding, of which options for 176,666 shares were exercisable and options for 255,834 shares were unexercisable,, and 25,000 unvested shares and 536,252 vested shares of Class A Common Stock.

(3) Mr. Koppelman elected to receive his director compensation as 25% stock (1,112 shares for 2006 services) and 75% cash.

(4) The Company's expense in connection with Mr. Koppelman's stock awards for fiscal year 2006 consisted of: (i) approximately $20,113 as 25% of his director compensation, (ii) approximately $259,145 as the FAS 123R expense associated with his grant of 25,000 restricted shares of the Company's Class A Common Stock on June 6, 2006 for his services as Chairman of the Board of Directors (which had a grant date fair value of $444,250), (iii) $315,000 representing the FAS 123R expense associated with the vesting of 50,000 restricted shares of the Company's Class A Common Stock, granted in 2005, in connection with satisfying a performance threshold under his consulting agreement, and (iv) approximately $17,803

representing the FAS 123R expense associated with the vesting of 938 restricted shares of the Company's Class A Common Stock, granted in 2005, in connection with satisfying another performance threshold under his consulting agreement.

(5) The Company's expense in connection with Mr. Koppelman's options for fiscal year 2006 consisted of (i) $36,797 as the FAS 123R expense associated with his option to acquire 7,500 shares of the Company's Class A Common Stock granted on May 17, 2006 in connection with his services as a continuing director, (ii) $38,159 as the FAS 123R expense associated with his grant of an option to purchase 25,000 shares of the Company's Class A Common Stock granted on July 22, 2004 in connection with his becoming a director of the Company, (iii) $22,313 as the FAS 123R expense associated with the vesting of that portion of an option, granted in 2005, representing the right to purchase 2,500 shares of the Company's Class A Common Stock in connection with satisfying a performance threshold under his consulting agreement; and (iv) $1,031,005 as FAS 123R expense associated with his vesting of an option to purchase 200,000 shares of the Company's Class A Common Stock, which option was granted on January 24, 2005, in connection with satisfying a performance threshold under his consulting agreement.

(6) Mr. Koppelman receives an amount of $725,000 per year pursuant to his 2005 consulting agreement described above. In addition, we expensed $30,000 in cash compensation in connection with Mr. Koppelman's satisfaction of a performance threshold pursuant to his consulting agreement.

(7) Mr. Boyko has elected to receive his director compensation as 100% stock (2,615 shares for 2006 services). Cash received represents payment in lieu of fractional shares. As of December 31, 2006, Mr. Boyko had options for 40,000 shares outstanding, of which options for 24,166 shares were exercisable and options for 15,834 shares were unexercisable, and Class A Common Stock for 5,945 vested shares.

(8) Mr. Goldstein has elected to receive his director compensation as 50% stock (1,572 shares for 2006 services) and 50% cash, and to defer receipt of the stock portion until his services as a director end. As of December 31, 2006, Mr. Goldstein had options for 40,000 shares outstanding, of which options for 24,166 shares were exercisable and options for 15,834 were unexercisable, and Class A Common Stock for 3,718 vested shares.

(9) Ms. Greenthal has elected to receive her director compensation as 25% stock (569 shares for 2006 services) and 75% cash. Ms. Greenthal was also granted an option to purchase 25,000 shares of our Class A Common Stock, with an exercise price of $16.95 per share, on February 16, 2006 in connection with joining our Board of Directors, and on May 17, 2006, Ms. Greenthal was granted an option to purchase 7,500 shares of our Class A Common Stock for her services an incumbent director. Ms. Greenthal's February award had a grant date fair value of $249,750, assuming a price of $9.99 per share pursuant to the Black-Scholes valuation model. The grant date fair value of the May 2005 award is described in footnote (1) above. As of December 31, 2006, Ms. Greenthal had options for 32,500 shares outstanding, of which options for 8,333 shares were exercisable and options for 24,167 were unexercisable and Class A Common Stock for 569 vested shares.

(10) Ms. Millard has elected to receive her director compensation as 25% stock (694 shares for 2006 services) and 75% cash. As of December 31, 2006, Ms. Millard had options for 40,000 shares outstanding, of which options for 24,166 shares were exercisable and options for 15,834 shares were unexercisable, and Class A Common Stock for 1,603 vested shares.

(11) Mr. Siekman has elected to receive his director compensation as 50% stock (1,818 shares for 2006 services) and 50% cash. As of December 31, 2006, Mr. Siekman had options for 21,667 shares outstanding, of which 7,500 shares were exercisable and options for 14,167 shares were unexercisable, and Class A Common Stock for 16,055 vested shares. The amount shown also includes the FAS 123R expense associated with a grant made to Mr. Siekman in January 2005 of 20,000 restricted shares of our Class A Common Stock in recognition of his contributions as our Chairman during 2004, which grant vested immediately with respect to 5,000 shares with the balance vesting over 18 months.

(12) Mr. Singer has elected to receive his director compensation as 25% stock (799 shares for 2006 services) and 75% cash and to defer receipt of the stock portion until his services as a director end. As of December 31, 2006, Mr. Singer had options for 40,000 shares outstanding, of which options for 25,833 shares were exercisable and options for 14,167 shares were unexercisable, and Class A Common Stock for 2,680 vested shares.

INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER

The names, ages and certain background information about our executive officers, other than Susan Lyne, our President and Chief Executive Officer, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees," and our Founder are set forth below.

Martha Stewart, age 65, is the founder of the Company and the author of numerous books on the domestic arts, including Entertaining. Ms. Stewart served as our Chairman of the Board and Chief Executive Officer from our creation in 1996 until June 2003, when she resigned as a director, our Chairman and our Chief Executive Officer and assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as our Chief Creative Officer until March 2004 when she resigned as Chief Creative Officer and assumed the position of Founder, a non-officer position.

Robin Marino, age 52, has served as our President of Merchandising since June 2005. From 1999 to 2005, Ms. Marino was President and Chief Operating Officer of Kate Spade, Inc. Prior to that, she served in a variety of management positions for fashion and retail companies such as Burberry LTD (1997-1998), Donna Karan International, Inc. (1997-1998), Wathne LTD (1989-1996) and Federated Department Stores, Inc. (1977-1989).

Gael Towey, age 55, has served as our Chief Creative Officer since May 2005. From 2001 through May 2005, she served as our Senior Executive Vice President and Creative Director, and from 1997 to 2001, served as our Executive Vice President, Art and Style and Creative Director. Prior to that, Ms. Towey worked for Martha Stewart Living magazine as the Design Director from 1996 to 1997 and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with House & Garden magazine, Clarkson N. Potter and Viking Press, Inc.

Lauren Stanich, age 45, has served as our President, Publishing since May 2005. From March 2003 until May 2005, she served as Executive Vice President, President, Publishing and Internet/Direct Commerce. From January 1999 to March 2003, she served as our Executive Vice President, President, Publishing and, from 1997 until 1999, as our Senior Vice President, Consumer Marketing. Ms. Stanich worked as our Consumer Marketing Director and Book Publisher from 1995 to 1997 and as Consumer Marketing Director for Martha Stewart Living from 1991 to 1995. Ms. Stanich has an additional seven years of experience in marketing and publishing with Time, Inc.

Sheraton Kalouria, age 41, has served as our President of Broadcasting since November 2005. From May 2000 through November 2005, he served as Senior Vice President, Daytime Programs for NBC, providing strategic and creative direction for the network's daytime programming and consulting services for its Telemundo and PAX networks. From August 1993 through May 2000, Mr. Kalouria held several positions with ABC, where he managed the network's Marketing, On-air Promotion and Synergy efforts for Children's, Family and Daytime programming. Before joining ABC, Mr. Kalouria held client service positions with Grey Advertising in New York.

Holly Brown, age 40, has served as our President of Internet since July 2006. She had been working as a consultant with the Company since October 2005. Prior to working with the Company, Ms. Brown worked at Yahoo! where she held various positions of increasing responsibility from 1999 to 2005, most recently as Chief of Staff for the Chief Operating Officer. Prior to that, she held business and general management positions in Yahoo! Finance, helping to build and develop the content property. Previously, Ms. Brown was an investment banker in mergers and acquisitions at Montgomery Securities and JP Morgan.

Howard Hochhauser, age 36, became our Chief Financial Officer on July 25, 2006. Since March 7, 2006, Mr. Hochhauser had been in the office as Acting Chief Financial Officer. From March 2002 until March 2006, he served as the Company's Vice President, Finance and Investor Relations. Prior to that, he served in various capacities of increasing responsibility within the finance department since joining the Company in May 2000. From 1996 to 2000, Mr. Hochhauser was at Bear, Stearns & Co. in the equity research department where he most recently served as Vice President. Prior to that, he worked at Credit Suisse First Boston and KPMG Peat Marwick.

John Cuti, age 41, has served as our General Counsel since September 2005. Prior to this, Mr. Cuti served as General Counsel and Secretary of MortgageIT Holdings, Inc., a publicly traded real estate investment trust. Prior to joining MortgageIT Holdings in 2004, Mr. Cuti was a partner at Emery Celli Cuti Brinkerhoff & Abady PC in New York.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee
Michael Goldstein
Rick Boyko
Jill A. Greenthal

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

We strive to attract and retain executives with the rare combination of creative skill and managerial excellence. We believe we need the best talent in order to execute our strategy of leveraging our brand by developing quality content for our Publishing, Merchandising, Internet and Broadcasting businesses. Moreover, because we operate four distinct, but somewhat overlapping, business units, we structure our incentive compensation packages to encourage each Named Executive Officer ("NEO") and other key executives to work for the overall corporate good – which we define as strong consolidated Adjusted EBITDA results – rather than only to improve the results in his or her own business, thereby aligning the NEO's interests with those of stockholders. We discuss how we define Adjusted EBITDA and our use of it under "Management's Discussion and Analysis" in our Annual Report on Form 10-K.

These core beliefs form the basis for our compensation philosophy:

- paying our senior executives a base salary commensurate with their backgrounds, special skill sets, and responsibilities;
- offering incentive cash bonuses conditioned not only on the executive's individual performance but also on his or her contribution to the Company's consolidated financial results; and
- making grants of restricted stock that vest over time (and are subject to minimum ownership requirements) in order to induce executives to remain in our employ as well as align their interests with those of our other stockholders.

Our Compensation Committee retains broad flexibility in the administration of our compensation packages. This flexibility is critical to our ability to retain our highly talented executive staff. For example, the Compensation Committee has made additional equity awards in order to reward individual contributions in years when our Company-wide performance triggered smaller payments, and has adjusted the size of a grant to reflect superior or subpar individual performance. Given the competitive landscape of our four primary businesses, and the competitive professional environment in New York City generally, we find this flexibility to be invaluable.

The Compensation Committee reviews and administers the compensation program for each of our NEOs, certain other senior executives, and Martha Stewart, our Founder. Compensation is typically set at the first meeting each calendar year after reviewing performance for the past year and prospects for the year ahead. The Compensation Committee regularly meets with our CEO and CFO, both of whom provide insight into how individual executives are performing. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee."

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, performance-based cash bonus, and long-term equity grants. We arrive at our total compensation level by determining appropriate levels for each element. Over the past several years, in an effort to align the interest of our business heads, we have narrowed the range of compensation packages for the presidents of our respective business units. In an attempt to create fairness and promote cooperation across the Company, our approach to setting compensation is to start with a basic premise that the business heads should make consistent base salaries, as adjusted by their individually negotiated hire letters. This narrowing has resulted in three of our NEOs earning base salaries of between $475,000 and $495,000 per year, each of whom is a president of a business unit. Mr. Hochhauser, our CFO, earns a lower base salary for reasons discussed below. The cash bonuses we pay represent target percentages of base salaries. While Ms. Stewart and Ms. Lyne have target bonuses of 100% of their base salary, our other senior executives, including our NEOs, fall into the category of executives with a target bonus of 70% of their base salaries. Our equity compensation also is generally proportional to an executive's salary and company-wide performance, in each case subject to the Compensation Committee's ability to increase or decrease the compensation.

Our CEO is responsible for identifying qualified candidates for the Company's executive team, and, together with our CFO, negotiates compensation packages consistent with our compensation philosophy, with the involvement (and subject to the approval) of the Compensation Committee. In approving hires at this level and applying both the general framework and the flexibility discussed above, our Compensation Committee considers many variables and their respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals; and
- pre-existing employment agreements between the Company and an NEO.

Based on this analysis as described below, the Compensation Committee makes determinations as to each element of the compensation package.

Market Review

The Compensation Committee generally looks to several external sources in setting base salaries and annual increases to base salaries for our NEOs. While the Committee typically reviews this data only in connection with the base salaries we pay, each NEO's annual cash bonus target is indirectly affected because it is determined as a percentage of the executive's base salary for the year. The Compensation Committee uses publicly available sources to collect information on compensation trends and data on salaries relevant to our four operating segments and the New York region. Among the sources used are World at Work (formerly known as the American Compensation Association), Mercer Consulting, the Conference Board, Magazine Publishers of America, Towers Perrin and the Institute of Management and Administration (IOMA). None of these sources is dispositive, but each provides information that we consider when negotiating the initial base salaries, determining whether to award salary increases generally and, if so, in setting the maximum percentage increase to be implemented. The Compensation Committee also has engaged FWC, a compensation consultant, to provide compensation-related advice and information; however, FWC does not make specific recommendations regarding any individual's compensation or any component thereof. The Compensation Committee then considers, on an individual basis, the appropriate amount to adjust the specific salary increase with respect to each NEO, up to the predetermined maximum amount. For more information on how the Committee used this data in determining base salaries in 2006, see "Analysis of Elements of Total Compensation – Base Salaries" below.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for the total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that compensation is consideration for services rendered by the executive. Put another way, because we demand long hours and dedicated service from our executives, even if the Company and the executive underperform, it would be difficult to retain services from an executive without paying a substantial base salary. Accordingly, and in order to remain competitive with peer companies in the New York metropolitan region, we believe we should pay appropriate base salaries to our NEOs and other senior executives.

For 2006, the Compensation Committee decided to cap the merit increase at 3.6% of the prior year's salary. This percentage was determined by the Compensation Committee based on its analysis and weighting of the same publicly available information it typically reviews on an annual basis, including annual salary surveys from World at Work, IOMA and Mercer Consulting. These surveys provided a range of median increases from 3.5% to 3.9% for 2006. The Compensation Committee used this data and its view of our operating results, inflationary pressures, and our historical salary increases to arrive at the 3.6% cap. Given this 3.6% cap, each of our NEOs was eligible to receive a raise in an amount up to the predetermined increase, subject to Ms. Lyne's review of each NEO's performance. Using similar criteria and analysis for 2007, the Compensation Committee has authorized merit increases of up to 3.7% for employees determined by their supervisors to be eligible to receive an increased salary. In order to make more funds available for deserving employees at less senior positions, none of our NEOs, nor any other senior executive officer, is receiving a salary increase for 2007.

We have an agreement with Martha Stewart pursuant to which we pay her a salary of $900,000, the same amount provided for in Ms. Stewart's initial employment agreement with the Company, entered into on October 22, 1999. When we hired Susan Lyne as Chief Executive Officer two years ago, we tied her salary to that of Ms. Stewart and that of our former CEO. The Compensation Committee believed that a salary of $900,000 was appropriate for a CEO with Ms. Lyne's skills and background, given the demands of running a company that operates four distinct businesses.

Our current Chief Financial Officer was promoted to the position of Acting CFO in March 2006 at a salary of $300,000 after working with our former CFO for several years. In July 2006, Ms. Lyne promoted Mr. Hochhauser to the CFO position. At that time, Ms. Lyne suggested, and the Compensation Committee approved, an increase in Mr. Hochhauser's annual salary to $350,000, an amount between what he had made as head of Investor Relations and the salary paid to our former CFO. Our former CFO had received greater compensation due to his years of service and continued employment during turbulent times at the Company beginning in June 2002.

Two of our other NEOs, Sheraton Kalouria and Robin Marino, are paid pursuant to relatively recent employment agreements. Their base salaries are $475,000 and $495,000, respectively. Ms. Stanich makes a base salary of $475,000. We made a larger adjustment to Ms. Stanich's salary in 2006 to bring her compensation level in line with those of the Presidents of our other businesses. Ms. Stanich's salary was raised to $475,000 from $429,733, an increase of 10.5%.

Annual Cash Bonuses

Our compensation philosophy includes granting annual cash bonuses reflecting the Company's performance. We award annual cash bonuses to each NEO to reflect the breadth of their expertise and responsibility, and to make the cash component of our NEOs' compensation competitive with that of their peers at competing firms. We maintain discretion to vary overall cash compensation for a given year by varying the size of the cash bonus based on corporate performance and individual performance. These cash bonuses reflect a material part of the NEOs' overall compensation, with target payments ranging from 70%-100% of salary, depending on position and overall company performance, and subject to the Compensation Committee's discretion to award bonuses greater or lower than the target if they deem it appropriate.

The cash bonus target for all employees is set as a percentage of annual base salary. Because we believe that senior executives can have the greatest impact on the Company's overall success, we typically set bonus targets as a higher percentage of base salaries for our most highly paid executives. Thus, for 2006, similar to past practice and in compliance with their respective employment agreements, Ms. Stewart and Ms. Lyne had targets at 100% of their salary. By contract, the Company guarantees that Ms. Stewart's cash bonus will be at least 55% of her salary; neither Ms. Lyne nor any other NEO has any such guarantee. The NEOs, other than Ms. Lyne, had targets of 70% of their base salary for 2006. Other Company executives, other than those paid on a commission basis, have targets ranging from 10% to 70%, depending on their relative pay, seniority, title and responsibility. We believe that offering larger potential targets to those with the most responsibility results in the greatest incentive to perform. The actual percentages we allocate to individual strata across the Company are the result of a combination of Compensation Committee judgment and individual contract negotiations.

Company Performance.

We award cash bonuses pursuant to the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan. The Compensation Committee considers overall corporate performance in determining the amount available to fund the overall bonus pool. Given the target percentage bonuses across the Company, the Compensation Committee funds the pool according to how the Company performs against budget. Budget is determined on a company-wide basis using Adjusted EBITDA before bonuses as the applicable measure. For purposes of calculating the size of the pool, we also exclude one-time, non-operational financial benefits to the Company (such as the favorable settlement of our arbitration with a former Japanese licensee) and costs (such as the settlement costs of our class action securities litigation) from the Adjusted EBITDA calculation. We consider Adjusted EBITDA to be a critical measure of operational health because it captures all of the revenue and ongoing operating expenses of our businesses without the influence of interest charges, taxes, the capital expenditure costs associated with depreciation and amortization, and the cost of non-cash equity compensation.

In 2006, the Compensation Committee created a matrix, subject to annual adjustment, pursuant to which the size of the pool is adjusted based on whether actual Adjusted EBITDA is higher or lower than budgeted Adjusted EBITDA. For every dollar actual results exceed budget, $0.25 is allocated to the bonus pool; for every dollar shortfall against budget, $0.90 comes out of the budget pool. Thus, on a proportional basis, pool size is reduced from shortfalls far more than pool size is increased from performance in excess of targets. This way, the Committee believes there is a real incentive to enhance performance. We set the target at a level that is challenging, but achievable if our businesses perform well. For example, we missed the target for 2005, and the bonus pool available for executives was funded at only 70% of target. Excluding certain one-time benefits and costs, we exceeded our target in 2006, resulting in the pool being funded at 102.5% of target. Once the amount of the total pool is determined, the CEO allocates the pool across the various business units and departments. The NEO's annual incentive bonuses are paid from this pool like all other employees described below.

Bonus Conversion Policy.
In an effort to provide management with another opportunity to align its interests with those of our stockholders, in February 2007, the Compensation Committee approved a bonus conversion policy (the "Bonus Conversion Policy"), pursuant to which a senior executive officer may elect to receive a portion of his or her bonus in Restricted Stock Units ("RSUs") in lieu of cash. Under the Bonus Conversion Policy, for every $1 of cash that a qualified executive elects to forego, the executive receives that number of RSUs representing the right to receive shares of stock worth $1.15 on the date of the grant. Under the Bonus Conversion Policy, the executive must continue to be employed by the Company in order to receive the underlying shares representing the 15% of "surplus" value, which "surplus" shares vest in near equal annual installments over a three year period. The executive is entitled to delivery of the shares underlying the overall award in near equal annual installments over that same three year period, which installments include the vested portion of the "surplus" shares. If the executive's employment were to terminate prior to the end of the three-year period, the executive would receive delivery of the balance of underlying shares, other than the unvested "surplus" shares which would be forfeited. The Bonus Conversion Policy is explained in detail in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 27, 2007.

Individual Performance.
Ms. Lyne manages our NEOs, other than herself and Ms. Stewart. Ms. Lyne reviews the NEO's performance against operating and strategic goals set for that executive during the previous year; she then further assesses each NEO's individual performance by measuring the results of the NEO's division, and the NEO's contribution to the Company's consolidated results. Based on this assessment, Ms. Lyne then recommends to the Compensation Committee what percentage of the target relative pool available to the NEOs each of the NEOs should receive. The Compensation Committee either accepts Ms. Lyne's recommended bonus for each NEO (as well as the Founder and the senior executive officers within the Committee's purview), or suggests other factors or outcomes. After these deliberations, the Compensation Committee approves a bonus for each such executive.

Ms. Lyne's target bonus was 100% of salary (as set forth in her employment agreement), or $900,000. The Compensation Committee, without Ms. Lyne's participation, evaluates Ms. Lyne's performance (and determines her bonus) by reviewing the Company's overall Adjusted EBITDA, the performance of Ms. Lyne's management team, and the Company's success in achieving the goals contained in the Company's five year plan created in July 2006. This year, the Compensation Committee determined that Ms. Lyne met those goals by, among other things, guiding the Company to better-than-budgeted financial results, and helping to consummate several key new business relationships. Accordingly, the Committee awarded Ms. Lyne a bonus of $950,000 (approximately 105% of her target). Ms Lyne participated in the Bonus Conversion Policy, and she elected to forego $100,000 of her cash bonus, receiving 6,053 RSUs valued at $115,000 on the date of the grant; these RSUs are subject to the vesting and forfeiture provisions discussed above.

Mr. Hochhauser's target was 70% of his salary, or $245,000. Mr. Hochhauser received a bonus of $245,000, or 100% of his target, based on accomplishment of his performance goals. Mr. Hochhauser was charged with developing a long-term strategic plan for the business; facilitating cross-business initiatives; creating a team to model and assess new business ventures; reducing outside service fees; and developing a succession plan for his department. Ms. Lyne determined that Mr. Hochhauser met each of his performance goals and that he should be paid his target bonus; the Compensation Committee agreed with this assessment and approved the bonus. Mr. Hochhauser participated in the Bonus Conversion Policy, and he elected to convert $50,000 (or 20%) of his cash bonus, receiving 3,026 RSUs, valued at $57,500 on the date of the grant; these RSUs are subject to the vesting and forfeiture provisions discussed above.

Ms. Stewart's target bonus was 100% of salary, or $900,000, though her employment agreement permits the Company to pay her up to 150%. Though Ms. Stewart does not report to the CEO, Ms. Lyne informed the Compensation Committee that, in her view, Ms. Stewart had worked assiduously throughout the year, not only producing and starring in the Company's daily television program, but also contributing creatively to all aspects of the business, and traveling around the country to promote the Company's products and brands. Ms. Stewart is guaranteed $495,000 of bonus pursuant to her employment agreement. Based on Ms. Stewart's hard work and productivity, the members of the Compensation Committee recommended to the Board, and the Board agreed, to approve a total bonus of $1,000,000 to Ms. Stewart (approximately 110% of her target).

Mr. Kalouria's target was 70% of his salary, or $332,500. Mr. Kalouria received a bonus of $235,000, or approximately 70% of his target. Mr. Kalouria's individual goals included developing a long-range plan for the television business; participating in cross-business corporate development; restructuring and creating a team to manage "The Martha Stewart Show" and the infrastructure to develop and support new programming; and developing a business model to exploit our library of content. Ms. Lyne determined that Mr. Kalouria had not fully met each of his performance goals. As a result, she recommended and the Compensation Committee agreed that he receive approximately 70% of his target bonus.

Ms. Marino's target was 70% of her salary, or $346,500. Ms. Marino received a bonus of $425,000 or approximately 120% of her target. In addition to developing and participating in cross-business initiatives, Ms. Marino was charged with consummating our licensing arrangement with Macy's; creating infrastructure to negotiate and execute new licensing agreements while effectively managing pre-existing relationships; working with other members of the executive staff to identify and attract new design talent; and identifying compatible brands for future development. Ms. Lyne determined that Ms. Marino had met each of her performance goals, and in fact exceeded several of them. Accordingly, Ms. Lyne recommended and the Compensation Committee approved a bonus that was approximately 120% of the target. Ms. Marino participated in the Bonus Conversion Policy, and she elected to forego $50,000 of her cash bonus, receiving 3,026 RSUs instead, valued at $57,500 on the date of the grant; these RSUs are subject to the vesting and forfeiture provisions discussed above.

Ms. Stanich's target was 70% of her salary, or $332,500. Ms. Stanich received a bonus of $400,000, or 120% of her target. Ms. Stanich was charged with increasing the number of advertising pages sold and rate paid for those pages, and with developing and running more profitable books and weddings businesses. She also was responsible for overseeing the launch of Blueprint, our newest magazine. Ms. Lyne determined that Ms. Stanich met each of her goals, and exceeded expectations in overseeing a very strong year for the Company's largest business. As a result, the Compensation Committee agreed with Ms. Lyne's recommendation and awarded Ms Stanich a bonus that was approximately 120% of her target.

We believe our bonus process appropriately considers Company-wide performance and individual contributions. This process of allocating funds to the available bonus pool based on Company-wide performance, while allowing managers to make actual awards based on individual performance, satisfies one of our key objectives of flexibility while also making our bonus program easy to administer and communicate to our employees. We believe that tying the funding of the bonus pool to Company-wide performance minimizes intra-company competition between divisions and reflects the fact that even though certain of our businesses, for example television broadcasting, might not generate positive Adjusted EBITDA, they do make an indirect positive contribution (for example, through promotion of our other businesses) to consolidated financial results.

There are, however, occasional anomalies that the Compensation Committee has the discretion to address. For example, when one segment out-performs the others, there can be an unintended consequence of seeming unfairness with respect to bonus payments. Our approach to date in such cases has been to address such inequities through equity grants rather than cash. We used that approach last year when we granted additional shares of restricted stock to Ms. Stanich because of the very strong performance of our publishing business in 2005, a year in which for a variety of factors the bonus pool was funded at only approximately 70% due to the underperformance vis a vis budget of other of our business segments.

Long-Term Incentive Compensation

Our compensation objective of retaining the best people for the job leads us to make annual grants of Company stock. Because these awards vest over time, they provide incentive for our NEOs to stay with the Company over the long term. These equity awards also provide additional flexibility to the Compensation Committee to reward superior, or reflect subpar, performance by senior executive officers. Thus, in 2006, the size of annual equity grants made to certain NEOs and other senior executive reflected their 2005 performance, as evaluated by the CEO and the Compensation Committee.

With respect to long-term incentive compensation, our NEOs and other executives receive equity grants under the 1999 Stock Incentive Plan. We typically grant equity to new executives upon commencement of employment with MSO and to all existing executives annually, with such grants vesting over time (usually, ratably over three years). We believe that such equity grants align the executive's interests with those of our other stockholders. Moreover, restricted shares, vesting over time, provide a financial incentive for the executive to remain employed by the Company. All stock options granted by MSO have been nonqualified stock options and have had exercise prices equal to or greater than the fair market value of the underlying stock at the time of grant.

Form of Equity Grants and Grant Practices.

Since 2005, we have been issuing equity under our employee incentive plan in the form of restricted stock rather than options. These grants are generally made to executives with the rank of Assistant Vice President and above, which includes all of the NEOs. We refer to this group of executives as Executive Level Incentive Program employees, or "ELIPS" employees. We made this choice to make the awards to ELIPS employees in the form of restricted stock grants because the volatility in our stock price several years ago made options generally less attractive to our employees because of the risk that they would not have any value at the time of vesting. Changes to the accounting treatment for stock options as a result of FAS 123R also made options less attractive to the Company because we had to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise. We believe restricted shares motivate employees to work for the long-term interests of the Company. We still retain discretion to award options. We did so in connection with the original employment agreement with Ms. Lyne, and may issue options in cases such as extraordinary performance by our Founder or executive officers, as well as to some consultants and our directors. We may choose in the future to revert to issuing options in lieu of or in addition to shares of restricted stock.

All stock options granted by MSO have been nonqualified stock options and have had exercise prices equal to or greater than the closing market value of the underlying stock on the date of grant. The date of grant for equity awards granted to senior executive officers is the date of Compensation Committee approval. Annual equity awards to executives are made at pre-established meetings of the Compensation Committee, typically in February of each year. We do not have a program, plan or practice of timing the grant of equity awards in coordination with the release of material non-public information.

Discretion and weighting of grants.

When determining the number of restricted shares to grant to our NEOs, we consider the executive's level of responsibility, competitive practices, and other relevant factors. For example, in 2006, we made no grant to Mr. Follo, our former CFO, as he had already indicated his intention to leave the Company. Similarly, Mr. Kalouria did not receive an equity grant in 2006 as he had received an award in late 2005 upon signing his initial employment agreement.

We tend to make these awards in bands that correlate closely to an executive's title (e.g., Senior Vice Presidents receive larger grants than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in his or her receiving a greater or lesser grant. For example, the Compensation Committee granted additional restricted stock to Ms. Stanich in 2006 to reflect the outstanding performance of our Publishing division in 2005, a year in which the Company as a whole failed to meet performance targets, and the grants made to NEOs and certain other senior executive officers in 2007 reflected the performance of such executives in 2006. In addition to providing another form of performance-based consideration for the services rendered by our NEOs, we make equity grants for two basic reasons: (i) to retain the executives by increasing the overall future value of their total compensation by having the grants vest over a period of years, and (ii) to give financial incentives to our NEO's to bring about long-term, Company-wide improvements in Adjusted EBITDA, thereby further aligning the executive's interests with those of our other stockholders.

When determining the size of a grant, the Compensation Committee generally does not consider the equity ownership levels of the recipients or prior awards. We believe that our long-term compensation program should not penalize employees who have been here for a long time or who have accumulated more equity by paying them less in the current period.

While new executive hires typically are issued stock at the time of their employment offers, we generally make annual awards at the first meeting of the Compensation Committee for each year following the availability of financial results for the prior year. This timing allows us to consider performance from the prior year when determining compensation. The Compensation Committee approved these grants for the NEOs receiving such awards on February 16, 2006 for the 2006 fiscal year, and on February 2, 2007 for the 2007 fiscal year.

For 2006, we made no grant to Mr. Follo, our former CFO, as he had already indicated his intention to leave the Company; nor did we make a grant at that time to Mr. Hochhauser in light of his anticipated elevation to the CFO role. In July 2006, Mr. Hochhauser was granted 20,000 restricted shares in connection with his appointment as new CFO. Mr. Kalouria did not receive a grant in 2006, as he had received an award in late 2005 upon signing his initial employment agreement. Ms. Marino received a grant of 12,500 shares of restricted stock in February 2006. Ms. Stanich received a grant of 15,625 shares in February 2006. As discussed above, Ms. Stanich received a larger annual grant than her peers because of the very strong performance of our publishing business in 2005, a year in which the cash bonus pool for executives was funded at only approximately 70% due to the underperformance vis a vis budget of other of our business segments.

In February 2007, the Compensation Committee approved equity grants to our senior executive officers, including our NEOs. The Compensation Committee approved grants of restricted stock to our NEOs in the following amounts:

- Mr. Hochhauser 12,500 shares
- Ms. Marino 15,000 shares
- Mr. Kalouria 10,000 shares
- Ms. Stanich 15,000 shares

Our restricted stock grants are made pursuant to our 1999 Stock Incentive Plan. The grants mentioned above vest 33% on January 1, 2008, 33% on January 1, 2009 and 34% on January 1, 2010, reflecting our philosophy of making grants that vest ratably over a period of three years based on continued service. In 2006, we accelerated vesting for Mr. Follo pursuant to his separation agreement with the company, as described below under "Potential Payments Upon Termination or Change in Control."

Perquisites and Personal Benefits

We generally do not provide our NEOs with perquisites found at many other companies. Certain of our NEOs received additional remuneration consistent with our approach to hiring and retaining key personnel. In the case of Robin Marino, our President of Merchandising, who lives a good distance from New York City, the Compensation Committee agreed to increase total compensation by $50,000 in the form of rent reimbursement for an apartment near the Company's offices. This decision was made in keeping with the objective of applying a flexible approach to addressing specific needs of our NEOs. In the case of Mr. Kalouria, who was living in Los Angeles when the Company hired him in November 2005, we agreed to pay him for the costs of relocating to New York (including payment by the Company of certain tax obligations incurred in connection with his relocation), plus temporary housing.

We provide Ms. Stewart with use of an aircraft leased by the Company. We require Ms. Stewart to have home security systems and backup power systems and to use a car service under certain circumstances. We believe that all of these security costs are legitimate business expenses, but we also recognize that these costs can be viewed as personal benefits. Ms. Stewart's use of the car service on weekends is expensed as compensation.

Martha Stewart uses our aircraft for personal travel on a limited basis. The aggregate incremental cost to the Company during fiscal 2006 of such use is reflected in the Summary Compensation Table below. We calculate that incremental cost by using the per-hour expense approach. We calculate that hourly expense by adding to the contractual hourly rate the federal excise tax of 7.5% and an estimated fuel cost. The resulting per-hour rate is then multiplied by the number of hours Ms. Stewart used the plane for personal travel to arrive at the expense associated with that perquisite.

Deferred Compensation

Senior management is eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, including Company matching contributions.

Employee Stock Ownership/Retention Guidelines

In March 2005, the Compensation Committee approved stock ownership guidelines for our Chief Executive Officer and the executive officers who report directly to the Chief Executive Officer, including each of the NEOs, to further align their interests with the interests of our stockholders. These executives are required to own shares of our common stock with a value equal to a multiple of their base salary. The guidelines are five times base salary for the Chief Executive Officer and two times base salary for the executive officers who report directly to the Chief Executive Officer. The number of shares required to be held is calculated by dividing the required dollar amount by $22.06 per share, the price per share that was fixed when the Compensation Committee established the stock ownership guidelines. We determined these multiples by reviewing the policies of other companies as presented to us in a survey provided to us by FWC. At the end of 2006, the dollar value of shares required to be held by each of our NEOs is as follows:

Susan Lyne:	$4,500,000 (or 203,990 shares @ $22.06/share)
Howard Hochhauser:	$700,000 (or 31,730 shares @ $22.06/share)
Sheraton Kalouria:	$950,000 (or 43,060 shares @ $22.06/share)
Robin Marino:	$990,000 (or 44,880 shares @ $22.06/share)
Lauren Stanich	$950,000 (or 43,060 shares @ $22.06/share)

Newly hired or promoted individuals, such as Mr. Hochhauser, Mr. Kalouria, and Ms. Marino, are required to hold at least 75% of their shares of vested restricted stock (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. These individuals are deemed to be in compliance with our guidelines while accruing the share thresholds required of them pursuant to this policy. As a result, all NEOs are in compliance and the Company has not granted a waiver from these guidelines. Ms. Stewart, who owns a majority of the Company's stock, is not subject to the guidelines.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to the Chief Executive Officer or any of the other four most highly compensated executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The table below summarizes the total compensation paid or earned by each NEO as well as our Founder, for the fiscal year ended December 31, 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	*Year*	*Salary*	*Bonus (1)*	*Stock Awards (1)*	*Option Awards (2)*	*Non-Equity Incentive Plan Compensation (3)*	*All Other Compensation*	*Total*
Susan Lyne (4) CEO	2006	$ 900,000	$ —	$ 1,050,377	$ 1,496,483	$ 950,000	$ 8,922 (5)	$ 4,405,782
Howard Hochhauser (6) CFO	2006	311,500	—	109,446	4,461	245,000	7,083 (7)	677,490
Martha Stewart (8) Founder	2006	900,000	495,000	—	32,391	505,000	163,785 (9)	2,096,176
Robin Marino (10) President, Merchandising	2006	495,000	—	483,286	—	425,000	57,742 (11)	1,461,028
Sheraton Kalouria (12) President, Broadcasting	2006	475,000	—	124,067	—	235,000	395,622 (13)	1,229,689
Lauren Stanich (14) President, Publishing	2006	475,000	—	226,176	15,931	400,000	7,409 (15)	1,124,516
James Follo (16) Former CFO	2006	78,895	—	245,747	66,250	55,227	235,854 (17)	681,973

(1) Under the new executive compensation disclosure rules issued by the SEC, payments in prior years which the Company previously reported as a bonus are disclosed for the current year in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table and in the Grants of Plan-Based Awards Table below to the extent they do not represent mandatory payments.

(2) Amounts indicated represent the dollar amount recognized for financial statement reporting purposes for each individual during fiscal 2006. These amounts disregard any estimates based on forfeitures relating to service-based vesting conditions. These numbers are not necessarily indicative of the intended cash equivalent value of each grant, which amount is represented in the "Grants of Plan Based Awards" table. For the assumptions used in the valuations used for this Summary Compensation Table, see Note 2 to our 2006 audited financial statements included within our Annual Report on Form 10-K.

(3) Amounts represent the actual annual incentive compensation payments to each officer pursuant to our annual incentive plan. For additional information on these awards, see the "Grants of Plan Based Awards Table" below and "Compensation Discussion and Analysis."

(4) Under her employment agreement, Ms. Lyne receives an annual base salary of $900,000, subject to annual review. Ms. Lyne's stock awards entry includes (i) $931,000, the FAS 123R expense associated with 200,000 shares of our Class A Common Stock awarded to her in November 2004 in connection with her becoming CEO, and (ii) $119,377 representing the FAS 123R expense associated with the equity she elected to receive in lieu of part of her cash bonus in 2005. Ms. Lyne's option awards include (i) $1,453,003, the FAS 123R expense associated with her option to purchase 400,000 shares of our Class A Common Stock, and (ii) $43,480, the FAS 123R expense associated with the option to purchase 25,000 shares of our Class A Common Stock awarded to her upon joining our board prior to becoming an employee of the Company. For 2006, Ms. Lyne was awarded a cash bonus in the amount of $950,000 but elected to convert $100,000 of that amount into restricted stock units valued at up to $115,000 pursuant to the Company's Bonus Conversion Policy. The $15,000 surplus value remains at risk and does not appear in the table above.

(5) Consists of matching contribution made to Ms. Lyne's 401(k) account in the amount of $6,600 and life insurance premiums of $2,322 paid by the Company in 2006.

(6) Mr. Hochhauser became our Chief Financial Officer in July 2006 at a salary of $350,000, which he was paid for five months during 2006. Prior to being named CFO, Mr. Hochhauser was interim CFO at a salary of $300,000 for five months, prior to which Mr. Hochhauser made a salary of $244,000. Mr. Hochhauser was awarded $245,000 but elected to convert $50,000 of that amount into restricted stock units valued at up to $57,500 pursuant to the Company's Bonus Conversion Policy. The $7,500 surplus value remains at risk and does not appear in the table above.

(7) Consists of matching contributions made to Mr. Hochhauser's 401(k) account in the amount of $6,600 and life insurance premiums of $483 paid by the Company in 2006.

(8) Under her employment agreement, Ms. Stewart receives an annual base salary of $900,000 and a guaranteed cash bonus equal to 55% of her annual base salary, or $495,000. The remainder of her bonus, or $505,000, was determined by the Compensation Committee as a result of Company performance in 2006.

(9) Represents value of certain payments made by the Company for Ms. Stewart's benefit, including $6,731 for life insurance premiums, as well as $39,181 for Ms. Stewart's personal use of the Company's plane as calculated on a per-hour expense approach of $3,320 per hour. In addition, Ms. Stewart receives an annual non-accountable expense allowance of $100,000 per year. The expense associated with Ms. Stewart's weekend use of the car service provided by the Company was $17,837.

(10) Under her employment agreement, Ms. Marino receives an annual base salary of $495,000. Ms. Marino was awarded $425,000 but elected to convert $50,000 of that amount into restricted stock units valued at up to $57,500 pursuant to the Company's Bonus Conversion Policy. The $7,500 surplus value remains at risk and does not appear in the table above.

(11) Consists of matching contributions made to Ms. Marino's 401(k) account of $6,600 and life insurance premiums of $1,242 paid by the Company in 2006. Also includes reimbursement payments by the Company to Ms. Marino in the amount of $49,900 for the rental of her apartment in New York City pursuant to her amended employment letter. For more information, see "Compensation Discussion and Analysis".

(12) Under his employment agreement, Mr. Kalouria receives an annual base salary of $475,000. Mr. Kalouria was awarded $235,000 as his annual bonus for 2006.

(13) Consists of matching contributions made to Mr. Kalouria's 401(k) account of $6,600 and life insurance premiums of $540 paid by the Company in 2006. In addition, pursuant to the terms of Mr. Kalouria's employment agreement, the Company reimbursed Mr. Kalouria in the amount of $388,482 during 2006 in connection with his relocation and temporary housing, which expense included payment by the Company of certain tax obligations incurred in connection with the relocation.

(14) Ms. Stanich receives an annual base salary of $475,000. Ms. Stanich was awarded $400,000 as her annual bonus for 2006.

(15) Consists of matching contributions made to Ms. Stanich's 401(k) account of $6,600 and life insurance premiums of $809 paid by the Company in 2006.

(16) Mr. Follo was Chief Financial Officer until March 7, 2006, receiving nine weeks of his annual salary of $455,840, or $78,895. Other amounts represent (i) $245,747 FAS 123R expense related to stock award made to Mr. Follo on January 20, 2005 in the amount of 15,625 shares, (ii) $66,250 expense related to an option modification charge taken by the Company in connection with the acceleration of Mr. Follo's options upon termination, and (iii) $55,227 representing his accrued target bonus through the date of his termination.

(17) Consists of one-time payment to Mr. Follo of $227,920 upon termination of employment with the Company. Also includes $187 in life insurance premiums paid by us in 2006, as well as $7,747 in COBRA expenses paid for by us in 2006 pursuant to our separation agreement with Mr. Follo.

GRANTS OF PLAN-BASED AWARDS IN 2006

Name	*Grant Date*	*Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)* Threshold	Target	Maximum	*All Other Stock Awards:Number of Shares of Stock or Units (2)*	*Full grant date fair value of each equity award (3)*
Susan Lyne (4)	2/16/06	—	$ 900,000	$ 1,350,000	23,639 (5)	$ 419,119
Howard Hochhauser	2/16/06	—	245,000	—	20,000	300,800
Martha Stewart(6)	2/16/06	—	405,000	$ 855,000	—	—
Robin Marino	2/16/06	—	346,500	—	12,500	210,625
Sheraton Kalouria	2/16/06	—	332,500	—	—	—
Lauren Stanich	2/16/06	—	332,500	—	15,625	263,281
James Follo	2/16/06	—	55,227	—	—	—

(1) Amounts represent target amounts payable to each officer pursuant to our 2006 annual incentive plan, which plan does not have specific thresholds or maximums. Ms. Lyne has a maximum pursuant to her employment agreement. The actual amounts paid varied for certain of our NEOs from the stated targets. Ms. Stewart receives a guaranteed bonus each year in addition to her incentive compensation. For the actual amounts paid to each officer pursuant to this plan, see the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance targets associated with these awards see "Compensation Discussion and Analysis—Annual Cash Bonuses—Individual Performance."

(2) Amounts represent the grants of restricted stock pursuant to our long-term incentive plan in 2006. 33% of each award, other than Ms. Lyne's as described in note (5) below, vests on the 1st anniversary of the grant date, 33% of each award vests on the 2nd anniversary of the grant date and the remaining 34% of each award vests on the 3rd anniversary of the grant date. Each NEO is entitled to receive dividends with respect to the restricted stock if dividends are paid with respect to our Class A Common Stock.

(3) Amounts represent the full grant date fair value assuming the closing price of the stock on the last business day before the grant of the stock award as required by our 1999 Stock Incentive Plan. The applicable prices and dates are as follows: $17.73 for Ms. Lyne's grant on March 6; $15.04 for Mr. Hochhauser's grant on July 24; and $16.85 for grants to Ms. Marino and Ms. Stanich on February 21.

(4) Ms. Lyne is eligible to receive a bonus of up to 150% of her salary, or $1,350,000.

(5) For her performance in 2005, Ms. Lyne elected to forego a cash award and requested that some of the funds allocated to her be reallocated to the general bonus pool. Amount represents restricted shares of our Class A Common Stock issued to Ms. Lyne in connection with her 2005 bonus granted on March 6, 2006. 33% of that grant vested on January 1, 2007, 33% will vest on January 1, 2008 and 24% of which will vest on January 1, 2009.

(6) Ms. Stewart receives a guaranteed bonus of $495,000 per year. In addition, she is eligible to receive up to $855,000 in additional awards, bringing her total potential bonus up to $1,350,000.

EMPLOYMENT AGREEMENT WITH MARTHA STEWART

We entered into a five-year employment agreement with Martha Stewart on September 17, 2004. During the term of the agreement, Ms. Stewart serves as our Founder, a non-officer position. Ms. Stewart receives a base salary of $900,000 per year, subject to annual review by the Board of Directors and increases at the Board's discretion. Ms. Stewart is entitled to an annual cash bonus in an amount determined by the Board based on the achievement of company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary, but in no event less than 55% of base salary. Ms. Stewart was not entitled to earn base salary or annual bonus in respect of her period of imprisonment arising out of her personal sale of non-Company stock but was entitled to earn base salary and annual bonus in respect of her work during her period of home confinement.

Ms. Stewart is entitled to participate in all of our welfare benefit plans and programs for the benefit of our senior executives, on a basis no less favorable than in effect immediately prior to the effective date of the employment agreement, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by us for the benefit of our senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to the effective date of the employment agreement. Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to the effective date of the employment agreement and subject to our current expense reimbursement policies. We are also required to provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to the effective date of the employment agreement, and certain other benefits. In addition, Ms. Stewart receives an annual non-accountable expense allowance of $100,000 per year.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

EMPLOYMENT AGREEMENT WITH SUSAN LYNE

On November 11, 2004, we entered into an employment agreement with Susan Lyne, pursuant to which Ms. Lyne serves as President and Chief Executive Officer. The agreement is for a term expiring December 31, 2007, subject to automatic one year extensions if neither we nor Ms. Lyne gives notice to the other of an intention not to renew the agreement on or prior to six months prior to the then-scheduled expiration date. Ms. Lyne receives a base salary of $900,000 per year, subject to annual review by the Board and increase in the Board's discretion. Ms. Lyne is entitled to an annual bonus in an amount determined by our Compensation Committee based on the achievement of performance goals established by our Compensation Committee for each calendar year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary.

Ms. Lyne is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We will reimburse Ms. Lyne for all reasonable business expenses, including first class transportation or travel on a private plane to the extent that the private plane is available.

The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Lyne cannot compete with us or solicit our employees during her term of employment. In addition, if Ms. Lyne's employment terminates, other than due to expiration of the agreement, the noncompetition and nonsolicitation restrictions continue for 12 months after the termination of employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Lyne's employment agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

(as of fiscal year ended December 31, 2006)

	Option Awards				*Stock Awards*	
Name	*Number of Securities Underlying Unexercised Options Exercisable*	*Number of Securities Underlying Unexercised Options Unexercisable*	*Option Exercise Price*	*Option Expiration Date*	*Number of Shares or Units of Stock That Have Not Vested*	*Market Value of Shares or Units of Stock That Have Not Vested (1)*
Susan Lyne	266,667 (2)	133,333 (2)	$ 18.57	11/11/2014	50,000 (3)	$ 1,095,000 (3)
	16,667 (2)	8,333 (2)	8.97	06/21/2014	23,639 (3)	517,694 (3)
Howard Hochhauser	2,000	—	6.78	08/09/2012	3,125 (4)	68,438 (4)
					20,000 (4)	438,000 (4)
Martha Stewart	150,000 (5)	—	15.90	02/15/2012	—	—
	150,000 (5)	—	25.56	02/25/2010	—	—
Robin Marino	—	—	—	—	30,150 (6)	660,285 (6)
					12,500 (6)	273,750 (6)
Sheraton Kalouria	—	—	—	—	13,400 (7)	293,460 (7)
Lauren Stanich	—	—	—	—	7,813 (8)	171,105 (8)
					15,625 (8)	342,188 (8)
James Follo	—	—	—	—	—	—

(1) Market value is calculated by multiplying the number of unvested shares by $21.90, the closing market price of our common stock on December 29, 2006, the last trading day of 2006.

(2) As part of her employment agreement, on November 11, 2004 Ms. Lyne received an option to acquire 400,000 shares. Pursuant to that agreement, the option has vested with respect to 266,667 shares and will vest with respect to the remaining 133,333 shares on November 11, 2007. In addition, on June 21, 2004, prior to her employment by us, Ms. Lyne received an option to acquire 25,000 shares upon being elected to the Company's Board of Directors. This second option grant has vested with respect to 16,667 shares, and will vest with respect to the remaining 8,333 shares on June 21, 2007.

(3) In 2004, Ms. Lyne was granted 200,000 shares of restricted Class A Common Stock in connection with her employment agreement. 150,000 shares of restricted stock from this grant have vested. The remaining 50,000 shares will vest on November 11, 2007. As of December 29, 2006, the 50,000 unvested shares had a market value of $1,095,000. In addition, in 2005, the Compensation Committee awarded Ms. Lyne a cash bonus of $625,000. Ms. Lyne, however, voluntarily chose to forego that cash bonus, requesting that the Compensation Committee take $200,000 in cash that otherwise would have been payable to her and allocate those funds to the general bonus pool. With respect to the remaining $425,000 in value that otherwise would have been payable, Ms. Lyne received a grant of 23,639 shares of restricted Class A Common Stock, 33% of which grant vested on January 1, 2007, and the balance of which will vest ratably on January 1, 2008, and January 1, 2009. As of December 29, 2006, the last trading day of 2006, the 23,639 unvested shares had a market value of $517,694.

(4) In 2005, Mr. Hochhauser was granted 6,250 shares of restricted Class A Common Stock of which 3,125 shares have vested. The remaining 3,125 shares will vest on January 1, 2008. As of December 29, 2006, the 3,125 unvested shares had a market value of $68,438. In July 2006, Mr. Hochhauser was granted 20,000 shares of restricted Class A Common Stock in connection with becoming Chief Financial Officer. This grant will vest ratably on July 24, 2007, 2008 and 2009. As of December 29, 2006, the 20,000 unvested shares had a market value of $438,000.

(5) Ms. Stewart received an option to purchase 150,000 shares of Class A Common Stock on February 15, 2002 at a price of $15.90 per share. Ms. Stewart also received an additional option to purchase 150,000 shares of Class A Common Stock on February 25, 2000 at a price of $25.56 per share.

(6) Ms. Marino became President, Merchandising in May 2005. In connection with her employment agreement, Ms. Marino received a grant of 45,000 shares of restricted Class A Common stock. Of this grant, 14,850 shares have vested and the remaining 30,150 shares will vest ratably on June 8, 2007 and June 8, 2008. As of December 29, 2006, the 30,150 unvested shares had a market value of $660,285. In February 2006, Ms. Marino received a grant of 12,500 shares of restricted Class A Common stock, 33% of which vested on February 21, 2007, and the balance of which will vest ratably on February 21, 2008 and 2009. As of December 29, 2006, these 12,500 unvested shares had a market value of $273,750.

(7) Mr. Kalouria became President, Television/Broadcasting in 2005. In connection with his employment agreement, Mr. Kalouria received a grant of 20,000 shares of restricted Class A Common Stock. Of this grant, 6,600 shares have vested and the remaining 13,400 shares will vest ratably on November 21, 2007 and November 21, 2008. As of December 29, 2006, these 13,400 unvested shares had a market value of $293,460.

(8) On January 20, 2005 Ms. Stanich received a grant of 15,625 shares of restricted stock, of which 7,812 shares have vested. The remaining 7,813 shares will vest on January 1, 2008. As of December 29, 2006, the 7,813 unvested shares had a market value of $171,105. On February 21, 2006, Ms. Stanich received an additional grant of 15,625 shares of restricted Class A Common Stock, 33% of which vested on February 21, 2007, and the balance of which will vest ratably on February 21, 2008 and 2009. As of December 29, 2006, these 15,625 unvested shares had a market value of $342,188.

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OPTION EXERCISES AND STOCK VESTED DURING 2006

	Option Awards		Stock Awards	
Name	*Number of Shares Acquired on Exercise*	*Value Realized on Exercise*	*Number of Shares Acquired on Vesting*	*Value Realized on Vesting*
Susan Lyne	—	$ —	50,000	$ 1,047,500 (1)
Howard Hochhauser	—	—	—	—
Martha Stewart	—	—	—	—
Robin Marino	—	—	14,850	264,182 (2)
Sheraton Kalouria	—	—	6,600	139,260 (3)
Lauren Stanich	—	—	—	—
James Follo (4)	25,000	255,750	15,625	270,313 (5)

(1) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of our Class A Common Stock on the date prior to vesting, November 10, 2006, or $20.95.

(2) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of our Class A Common Stock on the date prior to vesting, June 7, 2006, or $17.79.

(3) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of our Class A Common Stock on the date prior to vesting, November 20, 2006, or $21.10.

(4) Mr. Follo left the Company on March 7, 2006. On March 21, 2006, Mr. Follo exercised the options he had representing the right to acquire 25,000 shares (at a strike price of $6.78), which had the value of $255,750 on exercise.

(5) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of our Class A Common Stock on the date prior to vesting, February 28, 2006, or $17.30.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Ms. Lyne

Ms. Lyne is the only individual entitled to payments upon a change of control of the Company, as well as severance upon termination under certain circumstances. Under Ms. Lyne's employment agreement, she would receive four times her annual salary and her unvested equity in the event of such a severance. As of December 31, 2006, these payments would entitle her to a lump sum payment of $3,600,000 in salary and the vesting of 50,000 shares or our Class A Common Stock from her initial grant of 200,000 shares that have not yet vested. At the December 29, 2006 closing price of $21.90 per share, this vesting would be worth $1,095,000. In addition, Ms. Lyne would be entitled to the acceleration of 23,639 restricted shares she acquired in lieu of part of her 2005 bonus, valued at an additional $517,694. Ms. Lyne also would receive benefits for up to two years, valued at $33,980. These benefits consist of COBRA rates for her medical, dental and vision policies and life insurance. In addition, the acceleration of Ms. Lyne's options would have a combined value of $1,655,250, assuming a price per share of $21.90. Ms Lyne currently has an option to purchase 400,000 shares of our Class A Common Stock at $18.57 per share, and an option to purchase 25,000 shares of our Class A Common Stock at $8.97 per share. The total value of all the foregoing payments and benefits would be $6,901,924. These calculations indicate that Ms. Lyne would not be subject to an excise tax and that we would not owe Ms. Lyne an additional tax gross up payment. This arrangement was negotiated at the time of execution and reflects what the Company believed to be fair potential benefits in order to attract and retain Ms. Lyne.

Ms. Stewart

Under our employment agreement with Ms. Stewart, if Ms. Stewart is terminated without "cause" or terminates her employment for "good reason," she will be entitled to a lump sum payment equal to the sum of: base salary ($900,000) and accrued vacation pay through the date of termination ($69,231); three times her base salary (or $2,700,000); and the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement, which would be a payment of $5,000,000. We will also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance programs to which she was otherwise entitled under the agreement and will continue to provide use of automobiles, staff and offices for three years. The cost of these benefits for three years would be $18,489. The total of these potential payments is $8,687,720.

In addition, in the event of a termination of employment of the type described above, Ms. Stewart would be entitled to receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing certain of the marks licensed to us under our Intellectual Property License and Preservation Agreement with her. For more information regarding this license agreement, see "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart – Intellectual Property License Agreement."

All Other NEOs
All of our other NEOs are covered by the Martha Stewart Living Omnimedia, Inc. 2005 Executive Severance Pay Plan. The plan was implemented to assist in the retention of key executives by providing them with a higher degree of financial security in the event of their termination of employment; it expires on December 31, 2007. As participants, any of our NEOs (excluding Ms. Stewart and Ms. Lyne) will generally be eligible to receive severance benefits under the plan in the event he or she terminates his or her employment for good reason or if his or her employment is terminated by us other than for cause or disability. "Good Reason" is a defined term in the plan and generally includes specified job-related diminutions, such as reductions in title, duties or compensation, and required relocation.

The severance benefits under the plan consist of the following:

- payment of a pro-rata target bonus (based on the elapsed portion of the year of termination) in a lump sum;
- continued payment of base salary until the first anniversary of the executive's termination of employment;
- a bonus payment equal to 100% of the executive's target annual bonus payable as salary continuation over the one-year period following the termination of employment;
- immediate vesting of all of the executive's outstanding equity awards;
- continuation of coverage under our health and life insurance plans (on the same terms and conditions as actively employed employees) until the first anniversary of the executive's termination of employment (or, if earlier, until the executive becomes eligible for benefits of the same type under a plan of a subsequent employer); and
- up to $30,000 of outplacement benefits.

Under their respective agreement or severance plans, as the case may be, our NEOs (other than Ms. Lyne and our Founder, Ms. Stewart) currently have the following dollar value of potential benefits upon termination, assuming a December 31, 2006 severance date:

Howard Hochhauser:	$1,461,822
Sheraton Kalouria:	$1,377,380
Robin Marino:	$2,247,525
Lauren Stanich:	$1,938,865

Mr. Follo
We entered into a separation agreement with our former Chief Financial and Administrative Officer, James Follo on March 7, 2006. Pursuant to that agreement, we paid Mr. Follo $227,920 over the six-month period following his departure. We also accelerated the vesting of all equity granted to Mr. Follo, with a total value of $226,563 comprised of stock and options that had not otherwise vested as of that date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 27, 2007 (unless otherwise noted), information relating to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of either class of our common stock, (2) each of our directors, (3) each of the NEOs, and (4) all of our current executive officers and directors as a group.

Unless another address is indicated, beneficial owners listed here may be contacted at our corporate address. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. For each listed person or entity, the information listed assumes the exercise of any options exercisable by such person or entity on or prior to May 26, 2007, but not the exercise of any options held by any other parties. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing Ms. Stewart's ownership of Class A Common Stock, but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Ms. Stewart's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder. The percentage of votes for all classes is based on one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock.

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BENEFICIAL OWNERSHIP

Name	Class A Common Stock		Class B Common Stock		% Total Voting Power
	Shares	%	Shares	%	
Martha Stewart	28,924,040 (1)	53.9	26,791,206	100	91.7 (2)
Mazama Capital Management Inc. One Southwest Columbia Street Suite 1500 Portland, OR 97259	2,430,403 (3)	9.1	—	—	*
FMR Corporation 82 Devonshire Street Boston, MA 02109	1,522,964 (4)	5.7	—	—	*
Rick Boyko	37,611 (5)	*	—	—	*
Michael Goldstein	35,384 (6)	*	—	—	*
Jill A. Greenthal	16,402 (7)	*	—	—	*
Charles A. Koppelman	803,856 (8)	3.0	—	—	*
Wenda Harris Millard	33,269 (9)	*	—	—	*
Thomas C. Siekman	31,055 (10)	*	—	—	*
Bradley E. Singer	43,514 (11)	*	—	—	*
Howard Hochhauser	42,987 (12)	*	—	—	*
Sheraton Kalouria	27,452 (13)	*	—	—	*
Susan Lyne	440,363 (14)	1.7	—	—	*
Robin Marino	67,145 (15)	*	—	—	*
Lauren Stanich	79,026 (16)	*	—	—	*
All directors and executive officers as a group (15 persons)	1,879,197 (17)	7.1	—	—	*

* *The percentage of shares or voting power beneficially owned does not exceed 1%.*

(1) Consists of (i) 5,100 shares of the Company's Class A Common Stock held by Ms. Stewart, (ii) 300,000 shares of the Company's Class A Common Stock, which are subject to options exercisable by Ms. Stewart, (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee, (iv) 1,000,000 shares of Class A Common Stock held by the Martha and Alexis Charitable Foundation, of which Ms. Stewart is co-trustee, (v) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee, (vi) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director, (vii) 750,000 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the general partner, and (viii) 26,791,206 shares of the Company's Class B Common Stock, each of which is convertible at the option of the holder into one share of the Company's Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Ms. Stewart as the sole general partner of MSFLP.

(2) Assumes no shares of Class B Common Stock are converted into shares of Class A Common Stock. Total voting power of the company consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share).

(3) This information is based on a Schedule 13G filed with the Securities and Exchange Commission with respect to the Company's Class A Common Stock as of December 31, 2006.

(4) This information is based on a Schedule 13G filed with the Securities and Exchange Commission with respect to the Company's Class A Common Stock as of December 31, 2006.

(5) Consists of 5,945 shares of Class A Common Stock and options to acquire 31,166 shares of Class A Common Stock. Does not include unvested options to acquire 8,334 shares of Class A Common Stock.

(6) Consists of 3,718 shares of Class A Common Stock and options to acquire 31,166 shares of Class A Common Stock. Does not include unvested options to acquire 8,334 shares of Class A Common Stock. Mr. Goldstein's shares are held in a deferred share account until his retirement.

(7) Consists of 569 shares of Class A Common Stock and options to acquire 15,833 shares of Class A Common Stock. Does not include unvested options to acquire 16,666 shares of Class A Common Stock.

(8) Consists of 517,190 shares of Class A Common Stock and options to acquire 286,666 shares of Class A Common Stock. Does not include unvested options to acquire 145,834 shares of Class A Common Stock. Of the 517,190 shares of Class A Common Stock reported, 25,000 are subject to restrictions.

(9) Consists of 1603 shares of Class A Common Stock and options to acquire 31,666 shares of Class A Common Stock. Does not include unvested options to acquire 8,334 shares of Class A Common Stock.

(10) Consists of 16,055 shares of Class A Common Stock and options to acquire 15,000 shares of Class A Common Stock. Does not include unvested options to acquire 6,667 shares of Class A Common Stock.

(11) Consists of 2,681 shares of Class A Common Stock and options to acquire 40,833 shares of Class A Common Stock. Does not include unvested options to acquire 6,667 shares of Class A Common Stock. Mr. Singer's shares are held in a deferred share account until his retirement. Under the terms of the account, he accrues partial shares.

(12) Consists of 40,987 shares of Class A Common Stock and options to acquire 2,000 shares of Class A Common Stock. Of the 40,987 shares of Class A Common Stock reported, 38,651 are subject to restrictions.

(13) Consists of 27,452 shares of Class A Common Stock, of which 23,400 shares are subject to restrictions.

(14) Consists of 157,031 shares of Class A Common Stock, and options to acquire 283,332 shares of Class A Common Stock. Does not include unvested options to acquire 141,668 shares of Class A Common Stock. Of the 157,031 shares of Class A Common Stock, 71,891 shares are subject to restrictions.

(15) Consists of 67,145 shares of Class A Common Stock, of which 56,551 shares are subject to restrictions.

(16) Consists of 79,026 shares of Class A Common Stock, of which 33,282 shares are subject to restrictions.

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2006.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	*Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)*	*Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)*	*Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column (a)] (c)*
Equity Compensation plans approved by security holders:			
Options(1)	1,782,994(2)	$18.09	n/a
Restricted shares and restricted share units (3)	881,856 (4)	n/a	n/a
Total	2,664,850	n/a	5,532,699(5)
Equity Compensation plans not approved by security holders:			
Warrants	833,333(6)	$12.59	n/a
Total	3,498,183	n/a	n/a

(1) We adopted and made grants under the MSLO LLC Nonqualified Class A LLC Unit/Stock Option Plan in November 1997 (the "1997 Plan"). In connection with our initial public offering, the 509,841 LLC unit options then outstanding were converted into options to purchase 1,997,374 shares of our Class A Common Stock. All options granted under the 1997 Plan have now vested. In connection with the 1997 Plan, Ms. Stewart periodically returns to us a number of shares of our common stock beneficially owned by her, corresponding, on a net treasury basis, to the number of option exercises under this plan during the relevant period. Under the net treasury method, we subtract from the number of shares resulting from each option exercise the number of shares we could purchase, at the then-current market price, with dollars equal to the option proceeds from such exercise and the value of the tax benefit we receive from the exercise. Ms. Stewart returns to us a number of shares of our common stock equal to the sum of the results of these calculations for the relevant period. Accordingly, options outstanding under this plan are not dilutive.

(2) 137,500 options included in this figure are subject to performance based vesting criteria.

(3) The Company routinely issues restricted stock in lieu of options as equity compensation pursuant to the terms of its equity compensation plans. As a result, the table includes data with respect to shares of restricted stock and restricted share units that have been granted to more fully illustrate the balances under its equity compensation plans.

(4) 74,710 restricted shares and restricted share units included in this figure are subject to performance based vesting criteria.

(5) Represents total number of shares reserved for issuance under the 1999 Stock Incentive Plan and the Non-Employee Director Stock and Option Compensation Plan, less options and restricted stock issued under any of these plans, plus any forfeited awards and tax shares returned to such plans. There are no shares available for issuance under the 1997 Plan. While the Company's current practice is to issues shares of restricted stock, the Company could determine to issue options from this pool of shares.

(6) Warrant exercised in part in January 2007. The 416,666 shares represented by the remainder of this warrant are subject to vesting upon the attachment of certain performance milestones.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the Securities and Exchange Commission. Such persons are required by the Securities and Exchange Commission rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2006 transactions except (i) for Sheraton Kalouria, a Form 4 was filed in November 2006 related to the initial vesting of a stock grant pursuant to his employment agreement several days earlier, and (ii) Susan Lyne, a Form 4 was filed in February 2006 related to shares gifted to her nieces and nephews in 2005.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2006, we had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions with the Company from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect they way they perform their duties. They also are required to disclose information regarding work with related parties to the our executive office, which, in turn, provided information to the Compensation Committee as appropriate to assess the validity of any such transaction.

On February 23, 2007, the Company adopted written related person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each of these groups) or any entity in which any related person has a direct or indirect material interest.

Under the related party policies and procedures, the directors, executive officers and employees of the Company are responsible for identifying and reporting any proposed transaction with a related person. Pursuant to these policies and the Company's Code of Business Conduct and Ethics, if any director, officer or employee becomes aware of any transaction or arrangement that has taken place, may be taking place or may be about to take place involving the Company and any related person, that person is required immediately to bring the matter to the attention of the Company's General Counsel. The General Counsel then makes the determination of whether such transaction or arrangement is a "related person transaction." For purposes of this determination, a related person transaction is any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved will or may be expected to exceed $120,000, (ii) the Company is a participant, and (iii) any related person has or will have a direct or indirect material interest, although we do not consider compensation paid to an officer or director solely in connection with their services in such capacity as a "related person transaction." Any related person transaction will be presented by the General Counsel to the Nominating & Corporate Governance Committee of the Board of Directors (the "Committee") for its review. The Committee will then meet, in person or by telephone, to review and discuss the proposed transaction. If the transaction involves a member of the Committee, that Committee member will not participate in the action regarding whether to approve or ratify the transaction.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

TRANSACTIONS WITH MARTHA STEWART

Location Rental Agreement

We have a location rental agreement with Ms. Stewart relating to our use of various properties owned by her. We have historically made extensive use of these properties for television filming and photography, and also for research and development of content and products and various other commercial purposes. In connection with the execution of our employment agreement with Ms. Stewart in 2004, we entered into a new location rental agreement with Ms. Stewart relating to the Company's use of her properties, substantially in the form of the prior location rental agreement. Unless earlier terminated, the agreement is for a three year term and provides for annual payments to Ms. Stewart of $500,000, which increases to $750,000 in years in which we produce any original network, cable or syndicated television show for which Ms. Stewart serves as on-air talent.

In the event that Ms. Stewart's employment is terminated without cause, or she terminates employment for good reason prior to the scheduled expiration date, we will be obligated to pay the remaining amount due under the location rental agreement and we will lose our access to these properties.

In 2006, Ms. Stewart reimbursed us approximately $400,000 for certain services provided by our personnel, primarily in connection with MS Real Estate Management Company.

Intellectual Property License Agreement

We have entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart that, as of the time of our initial public offering, replaced a prior non-perpetual license agreement entered into in February 1997. Under the terms of the current license agreement, Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use exclusively these marks in our business. If Ms. Stewart ceases to control us, we will continue to have those rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us. In connection with the changes in Ms. Stewart's position and responsibilities in June 2003 and subsequently, Ms. Stewart agreed that these changes would not be deemed to constitute a cessation of control for purposes of the license agreement.

In the event that we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The intellectual property license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

Claim For Expense Reimbursement

In 2004, Ms. Stewart submitted a claim, pursuant to our By-laws, for reimbursement of certain expenses relating to her defense of the count of the federal criminal indictment against her alleging she made false and misleading statements intended to influence the price of our stock. Ms. Stewart's defense of this count was successful and a judgment of acquittal was entered in her favor. We and Ms. Stewart submitted the question of whether or not she is entitled to indemnification to an independent expert on Delaware law. On March 15, 2005, the independent expert determined that Ms. Stewart was entitled to indemnification. Accordingly, we reimbursed Ms. Stewart $2.8 million for this claim, substantially all of which amount has been reimbursed to us under our Director & Officer insurance policy.

Split-Dollar Life Insurance Agreement

In 2001, we entered into a split-dollar life insurance agreement with Ms. Stewart and the MS Partnership, a partnership controlled by Ms. Stewart, pursuant to which we agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Ms. Stewart. The policy is owned by and benefits the MS Partnership. We will be repaid the cumulative premium payments made by us under the arrangement upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of prepayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of the date of the final payment, the aggregate amount paid by the Company under this arrangement was $2,238,000.

OTHER RELATIONSHIPS

We hired Doyle Partners, the owner of which is the husband of our Chief Creative Officer, Gael Towey, to work with us in developing our new logo and packaging. We paid Doyle Partners $156,000 during 2006.

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President, Business Manager of MSO and received approximately $190,000 as compensation in 2006. Mr. Randy Plimpton, Ms. Stewart's brother-in-law, served until June 2006 as our property manager, responsible for MSO property management and support services, and received approximately $50,000 as compensation in 2006. Ms. Alexis Stewart, Ms. Stewart's daughter, works for us as radio talent and as a merchandising and publishing adviser. Alexis Stewart was paid approximately $226,000 as compensation in 2006. The company employs Jennifer Koppelman, the daughter of Charles Koppelman, Chairman of the Board of the Company, as radio talent. Ms. Koppelman was paid approximately $87,000 for her services in 2006.

In 2005, the Company made a financial commitment of $100,000 to the VCU Adcenter with which Rick Boyko, a Company Director, is affiliated. The VCU Adcenter is part of the non-profit Virginia Commonwealth University. One half of that commitment was paid in 2005 and the other half was paid in 2006.

(Remainder of this page left blank intentionally.)

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our independent auditor and our compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by applicable listing standards of the NYSE. The Audit Committee operates pursuant to a charter, a copy of which is available on the Company's website (www.marthastewart.com) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge we will provide each stockholder with a copy of our Audit Committee charter.

Management is responsible for the preparation, presentation and integrity of MSO's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for MSO's 2006 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has, among other things covered in its charter, reviewed and discussed the audited financial statements with management and the independent auditor. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Committee has received the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect. The Audit Committee has also considered whether the provision of non-audit services by the independent auditor is compatible with maintaining the auditor's independence and has discussed with the auditor the auditor's independence.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of MSO's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee
Bradley E. Singer
Wenda Harris Millard
Thomas C. Siekman

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. In performing its oversight role, the Audit Committee will review whether to retain Ernst & Young LLP as our independent accounting firm for the 2007 fiscal year as part of its regular process of recommending an independent auditor to the Board. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of fiscal 2006, 2005 and 2004 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2006, 2005 and 2004.

	Fiscal 2006	*Fiscal 2005*	*Fiscal 2004*
(1) Audit fees (a)	$ 775,000	$ 750,000	$ 850,000
(2) Audit-related fees (b)	84,663	28,990	59,000
(3) Tax fees (c)	77,865	108,190	427,192
(4) All other fees	—	—	—

(a) Audit fees include charges for audits of financial statements and internal controls over financial reporting.

(b) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.

(c) Principally for corporate income tax compliance ($26,000, $22,500, and $74,700 in 2006, 2005, and 2004, respectively), tax audits ($9,700, $8,500, and $120,191 in 2006, 2005 and 2004, respectively) and miscellaneous tax matters ($42,165, $77,190, and $232,301 in 2006, 2005 and 2004, respectively).

All audit-related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services specifically described by the Audit Committee on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide without charge to each person requesting a copy of our 2006 Annual Report on Form 10-K, including the financial statements and financial statement schedules filed therewith. We will furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our next annual meeting in May 2008. Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at the 2008 Annual Meeting of Stockholders must submit the proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 10, 2007. Assuming that the 2008 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2007 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2008 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials are required to provide us notice of such proposal no later than March 17, 2008. In the event that the date of the 2008 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal must be provided to us no later than the later of the 60th day prior to the date of the 2008 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other matters should properly come before the meeting, it is the intention of the persons designated in the proxy to vote on them according to their best judgment.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. IN THE ALTERNATIVE, STOCKHOLDERS MAY VOTE VIA THE INTERNET OR TELEPHONE AS DESCRIBED IN THE ENCLOSED MATERIALS.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

New York, New York
April 9, 2007

Corporate Officers and Founder

MARTHA STEWART
Founder

SUSAN LYNE
President and Chief Executive Officer

HOLLY BROWN
President of Internet

JOHN R. CUTI
General Counsel

HOWARD HOCHHAUSER
Chief Financial Officer

SHERATON KALOURIA
President of Broadcasting

ROBIN MARINO
President of Merchandising

LAUREN PODLACH STANICH
President of *Publishing*

GAEL TOWEY
Chief Creative Officer

Board of Directors

SUSAN LYNE

CHARLES A. KOPPELMAN
Chairman of the Board, Martha Stewart Living Omnimedia, Inc.; Chairman and Chief Executive Officer of CAK Entertainment Inc.

THOMAS C. SIEKMAN
Lead Director, Martha Stewart Living Omnimedia, Inc.; former SVP and General Counsel of Compaq Computer Corporation

RICK BOYKO
Managing Director of VCU Adcenter; former Co-President and Chief Creative Officer of Ogilvy & Mather Worldwide, Inc.

MICHAEL GOLDSTEIN
Former Chairman of Toys "R" Us Children's Fund; former Chairman of the Board and Chief Executive Officer of Toys "R" Us, Inc.

JILL A. GREENTHAL
Senior Advisor in the Private Equity group at The Blackstone Group

WENDA HARRIS MILLARD
Chief Sales Officer of Yahoo! Inc.

BRADLEY E. SINGER
Chief Financial Officer and Treasurer of American Tower Corporation

Independent Registered Public Accounting Firm

ERNST & YOUNG, LLP

Stockholder Services/ Transfer Agent and Registrar

MELLON INVESTOR SERVICES, LLC
480 Washington Boulevard
Jersey City, NJ 07310
(800) 851-9677 or (201) 680-6578
TDD for Hearing Impaired (800) 231-5469
E-mail: shrrelations@melloninvestor.com

Registered stockholders can log on and view their accounts online at www.mellon.com/isd.

Investor Information

Investor inquiries should be directed to:

INVESTOR RELATIONS DEPARTMENT
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th floor
New York, NY 10036
(212) 827-8455
E-mail: ir@marthastewart.com

Various SEC filings and other company information, including press releases, can be found at www.marthastewart.com/ir.

Press Relations

DIANA PEARSON
Senior Vice President,
Communications and Media Relations
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th floor
New York, NY 10036
(212) 827-8915

SUSAN MAGRINO
Chairman and CEO
Susan Magrino Agency
(212) 957-3005

Photographs

FRONT COVER Dana Gallagher   INSIDE FRONT COVER Anna Williams

MEDIA


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